8/25


03029509

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Paul Y. ITC Construction Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

FILE NO. 82- 4217 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw
DAT : 8/26/03

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

82-4217


ARIS
3-31-03
03 AUG 25 AM 7:21


PAUL Y.
ITC

ANNUAL REPORT 2003



















SEC MAIL
RECEIVED
AUG 2 1 2003

CONTENTS

Turnover (HK$'billion)


12.1
11.4
11.1
8.8
7.6
99
00
01
02
03

Total Assets (HK$'billion)


12.1
10.9
6.2
6.2
4.9
99
00
01
02
03

Gearing Ratio


1.49
1.09
0.41
0.43
0.29
99
00
01
02
03

	2003 HK$'million	2002 HK$'million	Percentage change
Turnover			
Company and subsidiary companies	**3,636.2**	5,343.8	- 32%
Share of associates and jointly			
controlled entities	**3,966.0**	3,466.0	+ 14%
	7,602.2	8,809.8	- 14%
(Loss) earnings before interest and taxation			
Company and subsidiary companies	**(412.9)**	19.4	- 2228%
Loss on disposal and dilution of interests			
in subsidiaries and associates	**(6.4)**	(6.7)	- 4%
Share of associates and jointly controlled entities	**118.8**	112.5	+ 6%
Total (loss) earnings before interest and			
taxation (EBIT)	**(300.5)**	125.2	- 340%
Interest income	**9.6**	38.3	- 75%
Finance costs	**(25.8)**	(38.3)	- 33%
(Loss) profit before taxation	**(316.7)**	125.2	- 353%
Taxation	**(32.5)**	(47.9)	- 32%
(Loss) profit before minority interests	**(349.2)**	77.3	- 552%
Minority interests	**0.5**	(6.6)	- 108%
(Loss) profit for the year	**(348.7)**	70.7	- 593%

	2003	2002	Percentage change
Shares outstanding (million)	**1,063**	1,037	+ 3%
Net asset value per share (HK$)	**2.6**	2.9	- 10%
(Loss) earnings per share (HK$)	**(0.335)**	0.071	- 572%
Dividend per share (HK$)	**0.02**	0.02	0%

	2003	2002	Percentage change
Total assets	**4,869.0**	6,193.0	- 21%
Quick assets	**1,821.7**	2,403.2	- 24%
Net current assets	**523.6**	467.5	+ 12%
Shareholders' funds	**2,711.6**	2,995.0	- 9%

	2003	2002	Percentage change
Current ratio	**1.35**	1.20	+ 13%
Quick ratio	**1.22**	1.04	+ 17%
Gearing ratio	**0.29**	0.43	- 33%
Long term debt/equity ratio	**0.24**	0.28	- 14%

	2003 HK$'million	2002 HK$'million	Percentage change
Turnover by Activity			
Building construction	**2,283.7**	3,172.7	- 28%
Civil engineering	**665.7**	1,671.4	- 60%
Specialist works	**720.3**	586.9	+ 23%
Construction materials	**18.0**	29.3	- 39%
Engineering & infrastructure	**3,801.8**	3,064.5	+ 24%
Hotel & catering	**48.6**	68.6	- 29%
Property leasing & sales	**64.1**	216.4	- 70%
Total	**7,602.2**	8,809.8	- 14%

EBIT by Activity

	2003 HK$'million	2002 HK$'million	Percentage change
Building construction	**(38.2)**	11.1	- 444%
Civil engineering	**(50.2)**	28.5	- 276%
Specialist works	**(55.3)**	(25.1)	- 120%
Construction materials	**(21.0)**	(18.9)	- 11%
Engineering & infrastructure	**121.8**	110.0	+ 11%
Hotel & catering	**(2.0)**	(13.6)	+ 85%
Property leasing & sales	**26.0**	50.3	- 48%
Investments	**(281.6)**	(17.1)	- 1547%
Total	**(300.5)**	125.2	- 340%

Turnover by Activity


Building construction 30.0%
Civil engineering 8.8%
Specialist works 9.5%
Construction materials 0.2%
Engineering & infrastructure 50.0%
Hotel & catering 0.6%
Property leasing & sales 0.9%

Turnover by Location

	2003 HK$'million	2002 HK$'million	Percentage change
Hong Kong	**3,770.6**	5,660.0	- 33%
PRC	**29.8**	85.3	- 65%
South East Asia & Australasia	**3,801.8**	3,064.5	+ 24%
Total	**7,602.2**	8,809.8	- 14%

EBIT by Location

	2003 HK$'million	2002 HK$'million	Percentage change
Hong Kong	**(419.7)**	27.7	- 1615%
PRC	**2.1**	(5.8)	+ 136%
South East Asia & Australasia	**117.1**	103.3	+ 13%
Total	**(300.5)**	125.2	- 340%

Turnover by Location


Hong Kong 49.6%
PRC 0.4%
South East Asia & Australasia 50.0%

BOARD OF DIRECTORS

Chan Kwok Keung, Charles *(Chairman)*
Lau Ko Yuen, Tom *(Deputy Chairman)*
Chan Fut Yan *(Managing Director)*
Wong Wing Hoo, Billy *(Deputy Managing Director)*
Chau Mei Wah, Rosanna
Cheung Hon Kit
Law Man Wah, Conrad
Lee Hon Chiu
Cheung Ting Kau, Vincent
Kwok Shiu Keung, Ernest

SECRETARY

Mui Ching Hung, Joanna

SOLICITORS

Herbert Smith *(Hong Kong)*
Conyers Dill & Pearman *(Bermuda)*

AUDITORS

Deloitte Touche Tohmatsu

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited
BNP Paribas
CEF (Capital Markets) Limited
CITIC Ka Wah Bank Limited
The Hongkong and Shanghai Banking Corporation Limited
Wing Hang Bank, Limited

REGISTERED OFFICE

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

PRINCIPAL PLACE OF BUSINESS

31/F, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong
Tel : (852) 2831 8338
Fax : (852) 2833 1030

PRINCIPAL SHARE REGISTRARS AND TRANSFER OFFICE

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

BRANCH SHARE REGISTRARS AND TRANSFER OFFICE

Secretaries Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

WEBSITE

http://www.pyitc.com

STOCK CODE

Hong Kong Stock Exchange	498
Reuters	0498.HK
Bloomberg	498 HK
ADR Level 1 Programme	PYCHY

NOTICE IS HEREBY GIVEN that the annual general meeting of Paul Y. - ITC Construction Holdings Limited (the "Company") will be held at 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Monday, 8th September, 2003 at 11:30 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March, 2003.

2. To declare the final dividend for the year ended 31st March, 2003.

3. To re-elect retiring directors and to fix the directors' remuneration.

4. To re-appoint auditors and to authorise the board of directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

   (A) "**THAT** subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of and permission to deal in the shares of HK$0.10 each in the capital of the Company ("Shares") (representing a maximum of 10 per cent. of the Shares in issue as at the date of passing this resolution) which may be issued pursuant to the exercise of options granted under the Company's share option scheme adopted on 27th August, 2002 ("Scheme"), the refreshing of the scheme limit on grant of options under the Scheme and any other share option scheme(s) of the Company up to 10 per cent. of the Shares in issue as at the date of passing this resolution ("Refreshed Mandate Limit") be and is hereby approved and any director of the Company be and is hereby authorised to do such act and execute such document to effect the Refreshed Mandate Limit."

   (B) "**THAT**:

   (i) subject to sub-paragraph (iii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (ii) the approval in sub-paragraph (i) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

   (iii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in sub-paragraph (i) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined) or upon the exercise of rights of subscription or conversion under the outstanding warrants to subscribe for shares of the Company or any securities which are convertible into shares of the Company or the share option scheme of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of this resolution and the said approval shall be limited accordingly; and

   (iv) for the purpose of this resolution:

   "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

   (a) the conclusion of the next annual general meeting of the Company;

   (b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; and

   (c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

   "Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, and recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "**THAT**:

(i) subject to sub-paragraph (ii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase issued shares in the capital of the Company and to make offers, agreements and options which might require the exercise of such powers, subject to and in accordance with all applicable laws and the bye-laws of the Company, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of share capital of the Company which the Company is authorised to repurchase pursuant to the approval in sub-paragraph (i) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of this resolution and the said approval shall be limited accordingly; and

(iii) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(D) "**THAT** conditional upon resolution numbered 5(C) in the notice convening this meeting being passed, the aggregate nominal amount of the issued shares in the capital of the Company which are repurchased by the Company under the authority granted to the directors as mentioned in the said resolution numbered 5(C) above shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to the resolution numbered 5(B) in the notice convening this meeting."

6. To transact any other ordinary business of the Company.

By Order of the Board

Mui Ching Hung, Joanna
Secretary

Hong Kong, 21st July, 2003

Principal Place of Business:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the Company.

2. A form of proxy for the meeting is enclosed. In order to be valid, the form of proxy together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power or authority, must be deposited at the Company's principal place of business at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for the meeting or any adjournment thereof.

3. The register of members of the Company will be closed for the purposes of determining the entitlements to the proposed final dividend from Thursday, 2nd October, 2003 to Monday, 6th October, 2003, both dates inclusive, during which period no transfers of shares shall be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration by 4:00 p.m. on Tuesday, 30th September, 2003.

I have pleasure to present to shareholders the annual report of the Group for the year ended 31st March, 2003.

REVIEW

Financial Performance and Positions

For the fiscal year ended 31st March, 2003, the Group's consolidated turnover decreased by 32% to approximately HK$3,636 million when compared with that of last year. It is mainly due to the continuing downturn in the Hong Kong construction sector.

Due to the intensified competition in the construction market in Hong Kong and declining tender prices of construction projects, the Group's gross profit declined by 86% to approximately HK$24 million and incurred a loss from operations of HK$260 million as compared with a profit of HK$18 million for last year. In view of the extended downturn in the property market and poor local economic environment, total provisions of HK$209 million, of which HK$110 million for impairment loss on property, plant and equipment and another HK$99 million for revaluation loss of investment properties, have been made. In addition, total investment loss (net) of HK$32 million has been recorded.

Share of results of associates and jointly controlled entities registered a profit of about HK$119 million, showing an increase which was mainly attributable to the contribution from Downer EDI Limited ("Downer") since the Group's share of Downer's results for the current year is calculated based on its results for the twelve months from 1st January, 2002 to 31st December, 2002 whilst the comparative amount for last year was calculated based on its results for the nine months from 1st April, 2001 to 31st December, 2001. Taxation of some HK$32 million represented mainly the overseas tax in respect of dividend received from and share of income tax of Downer. Loss for the year was HK$349 million and basic loss per share was 33.5 cents.

When compared with the Group's financial position as at last year end, as a result of the disposal of its hotel property and operation, the total assets of the Group decreased by 21% to HK$4,869 million but net current assets increased by 12% to some HK$524 million. Current assets have consequently been improved from 1.2 times to 1.3 times of current liabilities. The net debt to equity ratio decreased slightly by 0.03 to 0.2 times at this year end. As a result of the change in translation reserve amounting to some HK$81 million due to the appreciation of the Australian dollars in relation to the Group's interest in Downer, net of dividends paid of HK$15 million and the loss of HK$349 million during this year, shareholders' funds decreased by 9% to HK$2,712 million.

Net cash outflow from operations was about HK$11 million and outflow of HK$296 million in respect of investing and financing, resulting in a net decrease in cash of about HK$307 million for the year.

OPERATIONS

Contracting and Construction Materials

During the year, the Group secured new contracts with an aggregate attributable value of approximately HK$2,536 million, which comprised some HK$2,084 million of building construction contracts, some HK$191 million of civil engineering contracts and some HK$261 million of specialist works. When compared with last financial year end, contracts on hand and the value of work remaining at this year end decreased by 29% to approximately HK$10,358 million and 18% to approximately HK$4,935 million respectively.

Profile of Contracts On Hand as at 31st March, 2003


Value of contracts on hand
HK$10,358 million
Value of work remaining
HK$4,935 million
79.0%
Building construction
85.4%
13.0%
Civil engineering
6.2%
8.0%
Specialist works
8.4%

Subsequent to the year end, the Group secured further new contracts with an aggregate attributable value of approximately HK$1,765 million, which comprised some HK$542 million of building construction contracts, some HK$938 million of civil engineering contracts and some HK$285 million of specialist works. These newly secured contracts included Tung Chung Station Development Phase 4 & 5 of HK$500 million and Widening of Yuen Long Highway of HK$678 million.

The gross value of construction work in Hong Kong continued to shrink. The Government has been revising its housing policy, in particular the cutback in flat production under the Home Ownership Scheme, such that considerable reduction was recorded in the building construction work in public sector over the past two years. With its well-established credibility, experience and technical capabilities, the Group has managed to secure additional new building construction contracts from private sector to compensate the loss in revenue from public sector. Nevertheless, the drastic decrease in available works and the severe competition in the market had inevitably lowered the Group's turnover and gross margin from the contracting business. Consequently, the three major segments of the Group's contracting business, namely building construction, civil engineering and specialist works, all incurred losses.

The construction materials division has reduced its scale of operation and managed to contain its operating loss at around HK$21 million, similar to that of last year.

Major Contracts

	Value of contracts on hand as at 31/3/2003 HK$'million	Value of work remaining as at 31/3/2003 HK$'million
Cheung Kong Center, Central	2,890	82
Cyberport Residential Development (Contract R1a & R1b)	2,558	2,241
Tsing Yi Hotel Superstructure Phase 2	1,020	777
Site Formation for Lamma Power Station Extension	684	91
Tseung Kwan O Area 73A Phase 3	490	201
Shek Kip Mei Estate Phase 1	397	397
Thomson Road 121-131 & Fleming Road 2-10 Superstructure	288	272
Sheraton Hong Kong Hotel & Towers Guestroom Refurbishment	231	82
APT Satellite Telepark at Tai Po Industrial Estate	173	74
Others	1,627	718
Total	**10,358**	**4,935**

During the year, the Group has purchased a 100% interest in an industrial complex situated in Yuen Long for a consideration of HK$103 million which is designated for the use of pre-cast concrete product manufacturing. Due to the shrinkage in demand for pre-cast concrete building components, the redevelopment plan was dropped and provision has been made to record this property at its estimated recoverable amount.

Property, Hotel and Catering Operations

The Group's investment property portfolio included Paul Y. Centre, the Group's headquarter in Kwun Tong, In-Zone, a shopping arcade in Wanchai and certain investment properties in the PRC.

Although the overall rental rates of the investment properties had been reduced, occupancy rate was maintained at the satisfactory level in which Paul Y. Centre remained at an occupancy rate at around 92% at the year end. Due to the continuing weak retailing market, In-Zone was around 75% let at the year end. Following the completion of sale of the few residual residential flats of Cathay Lodge, the Group had successfully realise all its properties held for resale in cash.

In July 2002, the Group has entered into an agreement to dispose of its hotel property and operation for a consideration of HK$250 million to Rosedale Hotel Group Limited ("Rosedale"), formerly China Land Group Limited which is an associate of China Strategic Holdings Limited ("China Strategic"). The transaction was completed on 2nd December, 2002.

During the year, the Group entered into land use right grant contracts in two parcels of land in Taishan City, Guangdong, the PRC of land premium of around HK$42 million. These properties, which can be developed into commercial, finance and residential use, shall be delivered to the Group in vacant possession and cleared site state within this year.

MAJOR ASSOCIATE – DOWNER

Downer reported a revenue of A$2,430 million (HK$10,458 million) and A$1,211 million (HK$5,210 million) and a net profit after tax of A$56 million (HK$243 million) and A$22 million (HK$94 million) for the year ended 30th June, 2002 and six months ended 31st December, 2002 respectively. As at this year end, the Group held 354,674,194 shares in Downer which is equivalent to about 36.57% of the then issued ordinary share capital or about 32.25% on a fully diluted basis.

Downer, a top 150 listed company on the Australian Stock Exchange, which is also listed on the New Zealand Stock Exchange, has total assets of approximately A$1.8 billion (HK$8.4 billion) and number of employees of over 10,000. Downer provides comprehensive engineering and infrastructure management services to the mining, power, rail, resources, road and telecommunications sectors in Australia, New Zealand, Asia and the Pacific. Its services are organised through five operating divisions that have common core competencies. These core competencies include value-adding skills in engineering, design and asset management and maintenance to provide clients with single source solutions.

Downer's divisions are Downer Engineering (engineering division), Works Infrastructure (infrastructure division), Roche Mining (mining division), EDI Rail (rail division) and Century Resources (resource services division).

MAJOR INVESTMENT – CHINA STRATEGIC

As at the year end, the Group held 14.55% equity interest in China Strategic, a diversified investment holding company with its securities listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"). China Strategic engages in business of tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food and investment in infrastructure projects.

LIQUIDITY AND CAPITAL RESOURCES

The Group adopts a prudent funding and treasury policy with regard to its overall business operations. A variety of credit facilities is maintained to meet its working capital requirements. During the year, the Group obtained new bank loans in the amount of HK$296 million. The proceeds were used for general working capital purpose. The loans of the Group bear interest at market rates and are with terms of repayment ranging from one year to ten years. As at 31st March, 2003, the Group's total borrowings amounted to HK$782 million with HK$144 million repayable within one year and HK$638 million repayable after one year. Cash balances at 31st March, 2003 amounted to HK$236 million.

As at the year end, all of the Group's borrowings bear interest at floating rates and are denominated in Hong Kong dollars. As a result of the disposal of its hotel property and the corresponding mortgage loan, the Group's gearing ratio decreased considerably from 0.43 at last year end to 0.29 which is calculated based on the total borrowings of HK$782 million and the Group's shareholders' funds of HK$2,712 million.

NUMBER OF EMPLOYEES, REMUNERATION POLICIES AND SHARE OPTION SCHEME

Including the directors of the Group, as at 31st March, 2003, the Group employed a total of approximately 1,260 full time employees. Remuneration packages comprised of salary and year-end bonuses based on individual merits. No share options were granted or exercised during the year.

PLEDGE OF ASSETS

As at 31st March, 2003, some of the Group's properties and debtors with an aggregate value of approximately HK$891 million and the issued shares of certain subsidiaries of the Company and its benefits under some construction contracts, have been pledged to banks and financial institutions to secure general credit facilities granted to the Group.

CONTINGENT LIABILITIES

As at the year end, the Group has contingent liabilities in respect of outstanding performance bonds on construction contracts of HK$741 million and guarantees given to banks and financial institutions on general banking facilities granted to associates of HK$2 million.

CASH OFFER TO ACQUIRE THE COMPANY'S SHARES AND WARRANTS

In October 2002, Anglo Chinese Corporate Finance, Limited on behalf of Hollyfield Group Limited, a wholly-owned subsidiary of ITC Corporation Limited ("ITC Corporation"), made a cash offer to acquire all shares and warrants of the Company, other than those shares and warrants owned by ITC Corporation or its wholly-owned subsidiaries. Pursuant to the closing of the offer in December 2002, ITC Corporation indirectly holds more than 50% of the issued share capital of the Company and hence becomes the ultimate holding company of the Company.

POST BALANCE SHEET EVENT

On 8th July, 2003, the Company and Hanny Holdings Limited ("Hanny") jointly announced that through Kingsway SW Securities Limited, they will make a voluntary conditional cash offer at the price of HK$0.10 for each share and HK$0.001 for each warrant of China Strategic respectively, other than those owned by the Company and Hanny and parties acting in concert with them, and to cancel all outstanding share options of China Strategic at HK$0.001 each. The Company and Hanny further jointly announced that after the purchase at the open market on 9th July, 2003, the Company and Hanny and their concert parties are interested in 291,675,000 shares of China Strategic, representing approximately 35.16% of the issued share capital of China Strategic, thus triggering a mandatory offer during the offer period of a voluntary offer under Rule 26 of the Takeovers Code. The Company and Hanny have notified China Strategic that, to make the offer price more attractive to the shareholders of China Strategic, the offer price per share of China Strategic is to be increased from HK$0.10 to HK$0.139, representing an increase of 39%. The shares and warrants of China Strategic to be acquired by Kingsway SW Securities Limited will be distributed to the Company and Hanny in the same proportion.

Following the close of the offer, the Company and Hanny intend to take appropriate steps to ensure that not less than 25% of the ordinary shares of China Strategic will be held by the public.

SECURITIES IN ISSUE

As at the year end, there were 1,063,016,037 shares in issue and outstanding share options over a total of 16,100,000 shares with subscription price remained at HK$0.5552 per share. No share options were granted or exercised during the year and share options over 38,349,206 shares at subscription prices per share of HK$0.6048 lapsed and were cancelled during the year. During the year, an aggregate of 26,271,113 shares were issued by way of scrip dividend.

As at the year end, there were 204,920,349 outstanding warrants ("2003 Warrants") which confer rights to the holders to subscribe up to approximately HK$82 million in cash for shares of HK$0.10 each at an initial subscription price of HK$0.40 per share. These warrants are exercisable at any time on or before 29th August, 2003 and none has been exercised up to 31st March, 2003.

FINAL DIVIDEND

The board of directors has resolved to recommend the payment of a final dividend of 1 cent per share for the year ended 31st March, 2003 (2002: 1 cent per share) to shareholders whose names appear on the Company's register of members as at the close of business on 6th October, 2003. The final dividend is expected to be paid to shareholders by post on or around 31st October, 2003.

The board of directors has also proposed that the final dividend should be satisfied by way of a scrip dividend of shares, with an option to elect cash in respect of part or all of such dividend. The market value of the shares to be issued under the scrip dividend proposal will be fixed by reference to the average of the closing prices of the Company's shares for the three consecutive trading days ending 6th October, 2003 less a discount of five per cent. of such average price or the par value of shares, whichever is the higher. The proposed scrip dividend is conditional upon the Hong Kong Stock Exchange granting listing of, and permission to deal in, the new shares to be issued and the passing at the forthcoming annual general meeting of the Company of an ordinary resolution to approve the final dividend. A circular giving full details of the scrip dividend proposal and a form of election will be sent to shareholders.

EXPIRY OF SUBSCRIPTION RIGHTS ATTACHED TO 2003 WARRANTS

Warrantholders are kindly reminded that the subscription rights attaching to the 2003 Warrants will expire immediately after 4:00 p.m. on 29th August, 2003. A circular, containing information in relation to the expiry of the 2003 Warrants, will be despatched to warrantholders as soon as practicable.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year ended 31st March, 2003, there were no purchases, sales or redemptions by the Company, or any of its subsidiaries, of the Company's listed securities.

OUTLOOK

The Government has announced in November 2002 its revised housing policy to restore the public's confidence in the local property market. Nine measures, including but not limited to stopping all scheduled land auctions, suspension of Application List for supply of new land and cessation of production of flats under Home Ownership Scheme, have been introduced with primary effect to reduce the supply, especially in public sector, in the residential market in the coming years. These measures would inexorably deteriorate the local construction market conditions, lessen tendering opportunities and intensify competitions. Tender price is anticipated to remain low or even be further reduced. In May 2003, the Government decided to temporarily put the Tamar development project on hold and would complete the review of its spending priorities within six months. Such move would cause further uncertainty over the recovery of the local construction market.

To tackle with the increasingly challenging market ahead, the Group will continue with its cost reduction and streamlining measures to enhance its cost competitiveness. With its comprehensive skill base, proven track records and a diversified client base, the Group devotes to maintain its market share in private sector and has already secured large scale contracts like Cyberport Residential Development R1a & R1b and Tsing Yi Hotel Development Phase 2. Subsequent to the year end, the Group has further been awarded with other large scale contracts including Tung Chung residential development project and widening of Yuen Long Highway which in aggregate amounts to HK$1,765 million and is confident to secure new prospect in the future.

Though Hong Kong remains its operation base, the Group will focus more on the PRC which is the market provides ample opportunities for the Group's business growth. The signing of the Closer Economic Partnership Arrangement ("CEPA") will liberalize market access and accelerate the Group's growth in the PRC. The Group will also revisit its investment plans to capture the benefits of CEPA.

In Australia and South Pacific region, Downer is well positioned to capitalise on global trends towards outsourcing and expects steady growth to come from its ability to provide clients with turnkey service delivery in its target markets of mining, power, rail, road and telecommunications. With its track record of steady earnings growth, the directors are confident that Downer will continue to enhance the Group's ability to maintain a stable income stream and create investment value.

In the years to come, the Group will continue its business and investment diversification strategy by venturing into the different geographical markets where sound business opportunities are identified, with its primary focus on the PRC market and investments generating earnings growth. Barring unforeseeable circumstances, the Group is well positioned to capture its prospects and meet the challenges ahead.

APPRECIATION

On behalf of the board of directors, I would like to take this opportunity to express my appreciation to the shareholders for their support, to the management and staff for their dedicated efforts and to our client, consultants and partners for all their valuable assistance offered during this past year.

Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 21st July, 2003

Chan Kwok Keung, Charles, aged 48, is the Chairman of the Company. Dr. Chan holds an honorary degree of Doctor of Laws and a bachelor's degree in civil engineering and has over 23 years' international corporate management experience in the construction and property sectors as well as in strategic investments. He joined the Group in 1987 and is responsible for its strategic planning. Dr. Chan is the chairman of ITC Corporation Limited ("ITC"), Hanny Holdings Limited ("Hanny") and Dong Fang Gas Holdings Limited, all of which are companies whose shares are listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), and China Enterprises Limited, a company whose shares are traded on OTC Bulletin Board in U.S.A. ITC is a substantial shareholder of the Company as disclosed in the section headed "Substantial Shareholders" in the report of the directors. He is the chairman and chief executive officer of China Strategic Holdings Limited ("China Strategic") and an executive director of Ananda Wing On Travel (Holdings) Limited, both of which are companies whose shares are listed on the Hong Kong Stock Exchange. Dr. Chan is also a non-executive director of Downer EDI Limited ("Downer"), a company whose shares are listed on the Australian Stock Exchange and the New Zealand Stock Exchange.

Lau Ko Yuen, Tom, aged 52, is the Deputy Chairman of the Company. Mr. Lau has over 30 years' international corporate management experience in the construction industry. He joined the Group in 1991 and is responsible for its general corporate development and administration. Mr. Lau is the deputy chairman of ITC and Downer. He is also a director of ITC Investment Holdings Limited ("ITC Investment") and Hollyfield Group Limited ("Hollyfield") which are substantial shareholders of the Company as disclosed in the section headed "Substantial Shareholders" in the report of the directors.

Chan Fut Yan, aged 49, is the Managing Director of the Company. Mr. Chan has over 30 years' experience in the local construction field specialising in site supervision, planning of works and progress monitoring. He joined the Group in 1987 and is responsible for its general management. Mr. Chan is the vice chairman of Rosedale Hotel Group Limited ("Rosedale"), a company whose shares are listed on the Hong Kong Stock Exchange, an executive director of ITC, and a director of ITC Investment and Hollyfield.

Wong Wing Hoo, Billy, aged 45, is the Deputy Managing Director of the Company. Mr. Wong has over 22 years' experience in the construction field. He holds a bachelor's degree in civil engineering and is a visiting professor of Central South University, China. Mr. Wong is a Registered Professional Engineer, and a fellow member of The Hong Kong Institution of Engineers, The Hong Kong Institution of Highways and Transportation and The Institution of Highways and Transportation. He is also the President of the Hong Kong Construction Association, the Chairman of Construction Industry Training Authority, and a member of the Provisional Construction Industry Coordination Board. He is also a member of Corporate & Employee Contribution Programme Organising Committee of The Community Chest, a member of Advisory Committee of the Department of Civil Engineering of The University of Hong Kong, and an observer of IPCC Observers Scheme of The Independent Police Complaints Council. Mr. Wong joined the Group in 1990 and is responsible for its construction business operating in Hong Kong, Mainland China and overseas. He is an alternate director of Downer.

Chau Mei Wah, Rosanna, aged 48, is an executive director of the Company. Ms. Chau has over 23 years' experience in international corporate management and finance. She holds a bachelor's degree and a master's degree in commerce and is a member of the Hong Kong Society of Accountants, the CPA Australia and the Certified General Accountants' Association of Canada. She joined the Group in 1991 and is responsible for its general corporate development, administration and overall finance activities. Ms. Chau is the managing director of ITC, and an executive director of Star East Holdings Limited, a company whose shares are listed on the Hong Kong Stock Exchange, China Strategic and Rosedale. She is also a director of ITC Investment, Hollyfield and Burcon NutraScience Corporation, a company whose shares are listed on the TSX Venture Exchange.

Cheung Hon Kit, aged 49, is an executive director of the Company. Mr. Cheung graduated from the University of London with a Bachelor of Arts degree. He has over 25 years' experience in real estate development, property investment and corporate finance. He has worked in key executive position in various leading property companies in Hong Kong. Mr. Cheung is an executive director of ITC and the executive vice chairman of Rosedale. He is also a director of Hanny, Skynet (International Group) Holdings Limited, Panva Gas Holdings Limited, Cyber On-Air Group Company Limited and Billybala Holdings Limited, all of which are companies whose shares are listed on the Hong Kong Stock Exchange.

Law Man Wah, Conrad, aged 43, is an executive director of the Company. Mr. Law has a Higher Diploma in Structural Engineering. He has over 20 years' experience in the local and overseas construction field specializing in foundation works and specialist works. He joined the Group in 1985 and is responsible for its construction business specializing in foundation works and specialist works operating in Hong Kong and overseas.

Lee Hon Chiu, aged 41, is an executive director of the Company. Mr Lee has over 16 years' experience in auditing, accounting and financial management. He holds a bachelor's degree in business administration and is a member of the Hong Kong Society of Accountants, a fellow member of the Association of Chartered Certified Accountants and also a certified public accountant in Hong Kong. He joined the Group in 1993 and is responsible for its finance and accounting functions.

Cheung Ting Kau, Vincent, aged 61, has been an independent non-executive director since 1993. Mr. Cheung is a practising solicitor and the senior partner of the firm of solicitors, Vincent T.K. Cheung, Yap & Co. He obtained a bachelor of laws degree from University College, London and was admitted as a solicitor in the United Kingdom in 1970 and in Hong Kong in 1972. Mr. Cheung is an executive director of Jade Dynasty Food Culture Group Limited, a non-executive director of Gold Peak Industries (Holdings) Limited, Techtronic Industries Company Limited, all of which are companies whose shares are listed on the Hong Kong Stock Exchange.

Kwok Shiu Keung, Ernest, aged 67, has been an independent non-executive director since 1993. Mr. Kwok is a practising solicitor, a chartered civil engineer and a practising arbitrator. He was for more than 25 years a registered structural engineer and an authorised person (List II) under the Buildings Ordinance. Mr. Kwok is a member of the Institution of Civil Engineers, United Kingdom, a fellow member of the Chartered Institute of Arbitrators, United Kingdom and a fellow member of the Hong Kong Institute of Arbitrators.

The directors present their annual report and the audited financial statements of the Group and the Company for the year ended 31st March, 2003.

PRINCIPAL ACTIVITIES

The Company is an investment holding company.

The activities of its principal subsidiaries, associates and jointly controlled entities at 31st March, 2003 are set out in note 45 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group and appropriations of the Company for the year ended 31st March, 2003 are set out in the consolidated income statement on page 22 of the annual report and in the accompanying notes to the financial statements.

An interim dividend of 1.0 cent per share amounting to HK$10,491,000 was paid to the shareholders during the year. The directors recommend the payment of a final dividend of 1.0 cent per share in scrip form with a cash option to shareholders whose names appear on the register of members on 6th October, 2003, amounting to approximately HK$10,630,000. Details of the dividends are set out in note 11 to the financial statements.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31st March, 2003, the five largest customers and the single largest customer of the Group accounted for approximately 68% and 17% of the turnover of the Group, respectively. The aggregate purchases attributable to the five largest suppliers of the Group during the year were less than 30% of the purchases of the Group.

As far as the directors are aware, certain directors and/or their associates, within the meaning of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") (the "Listing Rules"), have an interest of less than 1% in shares and/or equity derivatives of one of the five largest customers of the Group for the year ended 31st March, 2003.

Save as disclosed above, as far as the directors are aware, none of the directors, their associates, within the meaning of the Listing Rules, or those shareholders which to the knowledge of the directors own more than 5% of the Company's share capital have an interest in any of the five largest customers of the Group for the year ended 31st March, 2003.

LIQUIDITY AND CAPITAL RESOURCES

The Group currently maintains a variety of credit facilities to meet its working capital requirements. At 31st March, 2003, the Group's total borrowings amounted to approximately HK$781,598,000 with approximately HK$144,423,000 repayable within one year, approximately HK$30,900,000 repayable between one to two years, approximately HK$578,700,000 repayable between two to five years and approximately HK$27,575,000 repayable after five years. Cash, bank balances and deposits at 31st March, 2003 amounted to approximately HK$236,096,000. The Group's current ratio was 1.3 and the long term debt to equity ratio was 0.2 at 31st March, 2003.

INVESTMENT PROPERTIES

The investment properties of the Group were revalued on 31st March, 2003. The resulting deficit on revaluation of the properties amounting to approximately HK$99,392,000 has been charged to the income statement.

Details of these and other movements in the investment properties of the Group during the year are set out in note 13 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group spent approximately HK$28,611,000 on property, plant and equipment to expand and upgrade its operating capacity. In addition, property, plant and equipment with aggregate net book values of approximately HK$103,000,000 and HK$647,359,000 were acquired and disposed of as a result of the acquisition and disposal of subsidiaries, respectively.

Details of these and other movements in the property, plant and equipment of the Group during the year are set out in note 14 to the financial statements.

MAJOR PROPERTIES

Particulars regarding major properties of the Group at 31st March, 2003 are set out on page 69 of the annual report.

SHARE CAPITAL AND WARRANTS

Details of movements in the issued share capital and the warrants ("2003 Warrants") of the Company during the year are set out in notes 31 and 32 to the financial statements, respectively.

SHARE OPTIONS

Particulars of the Company's share option schemes are set out in note 33 to the financial statements.

The following table discloses movements in the Company's share options during the year:

			Number of shares of the Company to be issued upon exercise of the share options		
Name of director	Date of grant	Exercise price per share HK$	Outstanding at 1.4.2002	Lapsed during the year	Outstanding at 31.3.2003
Chan Kwok Keung, Charles	18th December, 1998	0.6048	9,587,301	(9,587,301)	-
Lau Ko Yuen, Tom	18th December, 1998	0.6048	9,587,301	(9,587,301)	-
	17th December, 1999	0.5552	5,000,000	-	5,000,000
Chan Fut Yan	18th December, 1998	0.6048	9,587,301	(9,587,301)	-
	17th December, 1999	0.5552	5,000,000	-	5,000,000
Chau Mei Wah, Rosanna	18th December, 1998	0.6048	9,587,301	(9,587,301)	-
	17th December, 1999	0.5552	6,100,000	-	6,100,000
			54,449,204	(38,349,204)	16,100,000

The outstanding options can be exercised at any time during a period of three years commencing on the expiry of six months after the date of acceptance of the options.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive directors

Chan Kwok Keung, Charles	*(Chairman)*
Lau Ko Yuen, Tom	*(Deputy Chairman)*
Chan Fut Yan	*(Managing Director)*
Wong Wing Hoo, Billy	*(Deputy Managing Director)* (appointed on 18th February, 2003)
Chau Mei Wah, Rosanna	
Cheung Hon Kit	
Law Man Wah, Conrad	(appointed on 18th February, 2003)
Lee Hon Chiu	(appointed on 18th February, 2003)

Independent non-executive directors

Cheung Ting Kau, Vincent
Kwok Shiu Keung, Ernest

In accordance with Clauses 87(1) and 87(2) of the Company's bye-laws, Mr. Kwok Shiu Keung, Ernest retires by rotation, and is eligible for re-election, at the forthcoming annual general meeting.

In accordance with Clause 86(2) of the Company's bye-laws, Mr. Wong Wing Hoo, Billy, Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu retire, and are eligible for re-election, at the forthcoming annual general meeting.

The term of office of each non-executive director is the period from the date of appointment up to his retirement by rotation in accordance with the Company's bye-laws.

DIRECTORS' SERVICE CONTRACTS

None of the directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN SECURITIES

At 31st March, 2003, the interests of the directors of the Company in the securities of the Company and its associated corporations, within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance"), as recorded in the register kept by the Company under Section 29 of the SDI Ordinance or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules (the "Model Code") were as follows:

(a) Interest in the Company

Name of director	Nature of interest	Number of shares of the Company held	Amount of the 2003 Warrants held HK$	Number of share options of the Company held
Chan Kwok Keung, Charles	Corporate interest *(note)*	685,220,227	46,034,370.80	-
	Personal interest	8,624,000	-	-
Lau Ko Yuen, Tom	Personal interest	-	-	5,000,000
Chan Fut Yan	Personal interest	-	-	5,000,000
Chau Mei Wah, Rosanna	Personal interest	-	-	6,100,000
Cheung Hon Kit	Personal interest	400	32.00	-
Law Man Wah, Conrad	Personal interest	6,445	515.60	-

(b) Interest in ITC Corporation Limited ("ITC")

Name of director	Nature of interest	Number of ordinary shares of ITC held	Amount of 2006 convertible notes of ITC held HK$
Chan Kwok Keung, Charles	Corporate interest *(note)*	219,681,911	-
	Personal interest	-	250,000,000

(c) Interest in Hanny Holdings Limited ("Hanny")

Name of director	Nature of interest	Number of shares of Hanny held	Number of share options of Hanny held
Chan Kwok Keung, Charles	Corporate interest *(note)*	45,298,813	-
	Personal interest	-	4,000,000

(d) Interest in Burcon NutraScience Corporation ("Burcon")

Name of director	Nature of interest	Number of common shares of Burcon held	Number of warrants of Burcon held	Number of share options of Burcon held
Chan Kwok Keung, Charles	Corporate interest *(note)*	3,860,000	460,000	-
Chau Mei Wah, Rosanna	Personal interest	280,000	-	40,000

DIRECTORS' INTERESTS IN SECURITIES *(Continued)*

(e) Interest in Star East Holdings Limited ("Star East")

Name of director	Nature of interest	Number of shares of Star East held	Number of share options of Star East held
Chan Kwok Keung, Charles	Corporate interest *(note)*	635,082,479	-
Lau Ko Yuen, Tom	Personal interest	382,000	-
Chau Mei Wah, Rosanna	Personal interest	-	12,500,000

Note: Dr. Chan Kwok Keung, Charles was deemed to have corporate interest in ordinary shares of ITC by virtue of his indirect shareholding in Galaxyway Investments Limited which owned these ordinary shares. ITC is the ultimate holding company of the Company effective from December 2002. Hanny, Burcon and Star East were associated corporations of ITC. Accordingly, these companies were associated corporations, within the meaning of the SDI Ordinance, of the Company. Dr. Chan Kwok Keung, Charles was deemed to have corporate interest in the securities of the Company, Hanny, Burcon and Star East by virtue of his deemed interest in the ordinary shares of ITC.

Save as disclosed above, at 31st March, 2003, none of the directors of the Company had any personal, family, corporate or other interests in any securities of the Company or any of its associated corporations, within the meaning of the SDI Ordinance, as recorded in the register kept by the Company under Section 29 of the SDI Ordinance or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed herein, at no time during the year was the Company or any of its holding companies or fellow subsidiaries or subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debt securities including debentures, of the Company or any other body corporate, and none of the directors, chief executives or their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

DIRECTORS' INTERESTS IN COMPETING BUSINESSES

Interests of directors of the Company in competing businesses at 31st March, 2003 required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

Name of director	Name of company	Nature of competing business	Nature of interest
Chan Kwok Keung, Charles	Ananda Wing On Travel (Holdings) Limited ("AWO") and its subsidiaries	Property business in Hong Kong	As a director of AWO
	Star East and its subsidiaries	Property business in Hong Kong and the PRC	As a substantial shareholder of Star East
Lau Ko Yuen, Tom	New World CyberBase Limited ("New World CyberBase") and its subsidiaries	Property business in Hong Kong	As a director of New World CyberBase
Chan Fut Yan	Rosedale Hotel Group Limited ("Rosedale") and its subsidiaries	Property business in the PRC	As the vice chairman of Rosedale
Chau Mei Wah, Rosanna	Rosedale and its subsidiaries	Property business in the PRC	As a director of Rosedale
	Star East and its subsidiaries	Property business in Hong Kong and the PRC	As a director of Star East
Cheung Hon Kit	Rosedale and its subsidiaries	Property business in the PRC	As the executive vice chairman of Rosedale

The changes in details of the directors' interests in competing businesses previously disclosed in the annual report of the Company for the year ended 31st March, 2002 were set out below:

1. Dr. Chan Kwok Keung, Charles was appointed as a director of AWO on 19th April, 2002;
2. The name of China Land Group Limited was changed to Rosedale Hotel Group Limited with effect from 9th December, 2002;
3. Rosedale and its subsidiaries ceased to carry out property business in Hong Kong during the year; and
4. China Strategic Holdings Limited ("China Strategic") and its subsidiaries ceased to carry out property business in Hong Kong and the PRC during the year.

Subsequent to the balance sheet date, Mr. Lau Ko Yuen, Tom resigned as a director of New World CyberBase and an alternate director of China Strategic on 9th June, 2003 and 11th June, 2003 respectively.

Having considered the nature, size and scope of the above businesses, the directors of the Company believe that there is unlikely to be any significant competition with the businesses of the Group.

Save as disclosed above, none of the directors of the Company is interested in any business apart from the Group's businesses which competes or is likely to compete, either directly and indirectly, with the businesses of the Group.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Save as disclosed under the section headed "Connected Transactions" below, no contracts of significance to which the Company or any of its holding companies or fellow subsidiaries or subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

CONNECTED TRANSACTIONS

During the year, the Group entered into transactions with certain associates of ITC, within the meaning of the Listing Rules. Dr Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Ms. Chau Mei Wah, Rosanna and Mr. Cheung Hon Kit, directors of the Company, are also directors of ITC. The transactions include purchase of building materials, rental and related building management fee charged and sales of motor car registration marks by the Group and the aggregate amount for each class of transaction is below HK$1 million.

In addition, at 31st March, 2003, a subsidiary of the Company advanced approximately HK$43,786,000 to Hamker Concrete Products Limited ("Hamker") which is 70% owned by the Group for financing its operations. Such advance was the only financial assistance given by Hamker's shareholders to Hamker, and is unsecured, has no fixed terms of repayment and bears interest at commercial rate.

SUBSTANTIAL SHAREHOLDERS

At 31st March, 2003, according to the register of substantial shareholders maintained by the Company under Section 16(1) of the SDI Ordinance and so far as is known to the directors of the Company, the following shareholders had an interest of 10% or more in the issued share capital of the Company:

Name of shareholder	Number of shares of the Company held		Percentage of issued share capital
	Direct interest	**Deemed interest**	%
Chan Kwok Keung, Charles	8,624,000	685,220,227 *(Note)*	65.3
Chinaview International Limited	–	685,220,227 *(Note)*	64.5
Galaxyway Investments Limited	–	685,220,227 *(Note)*	64.5
ITC	–	685,220,227 *(Note)*	64.5
ITC Investment Holdings Limited	–	685,220,227 *(Note)*	64.5
Hollyfield Group Limited	685,220,227 *(Note)*	–	64.5

Note: Hollyfield Group Limited, a wholly-owned subsidiary of ITC Investment Holdings Limited, which was, in turn, a wholly-owned subsidiary of ITC, owned 685,220,227 shares in the Company. Galaxyway Investments Limited, a wholly-owned subsidiary of Chinaview International Limited, owned more than one-third of the issued share capital of ITC. Dr. Chan Kwok Keung, Charles owned the entire issued share capital of Chinaview International Limited. ITC Investment Holdings Limited, ITC, Galaxyway Investments Limited, Chinaview International Limited and Dr. Chan Kwok Keung, Charles were all deemed to be interested in 685,220,227 shares in the Company.

Save as disclosed above, the Company has not been notified of any other interests representing 10% or more in the issued share capital of the Company at 31st March, 2003.

RETIREMENT BENEFIT SCHEMES

Information on the Group's retirement benefit schemes is set out in notes 6(b) and 38 to the financial statements.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's bye-laws, or the laws of Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders although there are no restrictions against such rights under the laws of Bermuda.

CORPORATE GOVERNANCE

In the opinion of the directors, the Company has complied throughout the year ended 31st March, 2003 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

POST BALANCE SHEET EVENT

Details of a significant post balance sheet event are set out in note 43 to the financial statements.

DONATIONS

During the year, the Group made charitable and other donations of approximately HK$20,000.

AUDITORS

Messrs. Deloitte Touche Tohmatsu have acted as auditors of the Company for the past three years. A resolution will be submitted to the annual general meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 21st July, 2003

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE MEMBERS OF PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 22 to 67 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2003 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 21st July, 2003


PAUL Y.
ITC

FOR THE YEAR ENDED 31ST MARCH, 2003

	Notes	2003 HK$'000	2002 HK$'000
Turnover			
The Company and subsidiaries		**3,636,182**	5,343,810
Share of associates and jointly controlled entities		**3,965,982**	3,465,959
		7,602,164	8,809,769
Group turnover		**3,636,182**	5,343,810
Cost of sales		**(3,612,284)**	(5,174,038)
Gross profit		**23,898**	169,772
Other operating income		**–**	23,829
Administrative expenses		**(171,516)**	(175,413)
Loss on disposal of discontinuing operations	5	**(1,701)**	–
Impairment loss on property, plant and equipment		**(110,327)**	–
(Loss) profit from operations	6	**(259,646)**	18,188
Finance costs	7	**(25,794)**	(38,301)
Investment (expenses) income – net	8	**(32,036)**	70,714
Deficit arising on revaluation of investment properties		**(99,392)**	(31,130)
Allowance for amounts due from associates		**(13,964)**	–
Loss on dilution of interest in an associate		**(4,665)**	(6,688)
Share of results of associates		**112,859**	103,901
Share of results of jointly controlled entities		**5,920**	8,559
(Loss) profit before taxation		**(316,718)**	125,243
Taxation	10	**(32,496)**	(47,935)
(Loss) profit before minority interests		**(349,214)**	77,308
Minority interests		**498**	(6,605)
(Loss) profit for the year		**(348,716)**	70,703
Dividends	11		
Interim dividend paid		**10,491**	10,246
Final dividend proposed		**10,630**	10,367
		21,121	20,613
(Loss) earnings per share	12		
Basic		**HK$(0.335)**	HK$0.071
Diluted		**HK$(0.337)**	HK$0.068

CONSOLIDATED BALANCE SHEET

AT 31ST MARCH, 2003

	Notes	2003 HK$'000	2002 HK$'000
NON-CURRENT ASSETS			
Investment properties	13	**572,608**	675,900
Property, plant and equipment	14	**458,156**	1,180,615
Goodwill	15	**16,136**	18,442
Interests in associates	17	**953,251**	848,552
Interests in jointly controlled entities	18	**8,743**	7,823
Investments in securities	19	**653,686**	659,029
Other long term investments	20	**15,481**	16,289
Amount due from a related company	21	**168,308**	–
		2,846,369	3,406,650
CURRENT ASSETS			
Properties held for resale		–	7,692
Amounts due from customers for contract works	22	**200,934**	375,414
Debtors, deposits and prepayments	23	**1,073,857**	1,371,982
Amounts due from related companies	21	**277,195**	34,095
Amounts due from associates	24	**45,859**	58,007
Unsecured loans receivable	25	**155,697**	189,840
Investments in securities	19	**26,527**	141,829
Taxation recoverable		**6,457**	5,800
Short term bank deposits		**210,963**	559,437
Bank balances and cash		**25,133**	42,253
		2,022,622	2,786,349
CURRENT LIABILITIES			
Amounts due to customers for contract works	22	**494,855**	613,911
Creditors and accrued expenses	26	**775,761**	1,135,357
Amounts due to related companies	27	–	1,467
Amounts due to associates	24	**10,113**	4,482
Amounts due to jointly controlled entities	24	**69,343**	91,694
Taxation payable		**4,503**	3,661
Bank borrowings – due within one year	28	**144,423**	468,267
		1,498,998	2,318,839
NET CURRENT ASSETS		**523,624**	467,510
TOTAL ASSETS LESS CURRENT LIABILITIES		**3,369,993**	3,874,160

AT 31ST MARCH, 2003

	Notes	2003 HK$'000	2002 HK$'000
MINORITY INTERESTS		**15,560**	15,664
NON-CURRENT LIABILITIES			
Bank borrowings – due after one year	28	**637,175**	827,582
Provision for long service payments	29	**1,727**	–
Deferred taxation	30	**3,930**	35,884
		642,832	863,466
NET ASSETS		**2,711,601**	2,995,030
CAPITAL AND RESERVES			
Share capital	31	**106,302**	103,675
Reserves		**2,605,299**	2,891,355
SHAREHOLDERS' FUNDS		**2,711,601**	2,995,030

The financial statements on pages 22 to 67 were approved and authorised for issue by the Board of Directors on 21st July, 2003 and are signed on its behalf by:

Chan Fut Yan	**Chau Mei Wah, Rosanna**
Managing Director	*Director*

BALANCE SHEET

AT 31ST MARCH, 2003

	Notes	2003 HK$'000	2002 HK$'000
NON-CURRENT ASSET			
Interests in subsidiaries	16	**3,236,330**	3,503,602
CURRENT ASSETS			
Debtors, deposits and prepayments		**249**	522
Bank balances		**107**	179
		356	701
CURRENT LIABILITIES			
Creditors and accrued expenses		**691**	792
Bank borrowings	28	**12,352**	17,738
		13,043	18,530
NET CURRENT LIABILITIES		**(12,687)**	(17,829)
NET ASSETS		**3,223,643**	3,485,773
CAPITAL AND RESERVES			
Share capital	31	**106,302**	103,675
Reserves	34	**3,117,341**	3,382,098
SHAREHOLDERS' FUNDS		**3,223,643**	3,485,773

Chan Fut Yan
Managing Director

Chau Mei Wah, Rosanna
Director

FOR THE YEAR ENDED 31ST MARCH, 2003

	Share capital HK$'000	Share premium HK$'000	Special reserve HK$'000	Capital reserve HK$'000	Translation reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1st April, 2001	99,249	219,807	124,933	3,126,941	(191,736)	(544,292)	2,834,902
Exchange differences arising from translation of overseas operations not recognised in consolidated income statement	–	–	–	–	79,793	–	79,793
Issue of shares under scrip dividend scheme	4,426	(4,426)	–	–	–	–	–
Credit arising on scrip dividends	–	–	–	–	–	8,708	8,708
Share issue expenses	–	(535)	–	–	–	–	(535)
Realised on dilution of interest in an associate	–	–	–	–	21,630	–	21,630
Profit for the year	–	–	–	–	–	70,703	70,703
Dividends paid	–	–	–	–	–	(20,171)	(20,171)
At 31st March, 2002	103,675	214,846	124,933	3,126,941	(90,313)	(485,052)	2,995,030
Exchange differences arising from translation of overseas operations not recognised in consolidated income statement	–	–	–	–	76,971	–	76,971
Issue of shares under scrip dividend scheme	2,627	(2,627)	–	–	–	–	–
Credit arising on scrip dividends	–	–	–	–	–	5,724	5,724
Share issue expenses	–	(188)	–	–	–	–	(188)
Realised on dilution of interest in an associate	–	–	–	–	3,638	–	3,638
Transfer	–	–	–	(646,941)	–	646,941	–
Loss for the year	–	–	–	–	–	(348,716)	(348,716)
Dividends paid	–	–	–	–	–	(20,858)	(20,858)
At 31st March, 2003	106,302	212,031	124,933	2,480,000	(9,704)	(201,961)	2,711,601

The accumulated losses of the Group include accumulated profits of approximately HK$83,778,000 (2002: HK$42,331,000) and HK$3,747,000 (2002: HK$2,827,000) retained by the associates and jointly controlled entities of the Group, respectively.

The special reserve of the Group represents the difference between the nominal amount of the share capital and share premium of the subsidiaries at the date on which they were acquired by the Group and the nominal amount of the share capital issued as consideration for the acquisition.

At 31st March, 2003, the capital reserve of the Group represents the credit arising from the cancellation of share premium upon the capital reorganisation. During the year, an amount of approximately HK$646,941,000 being the credit arising from the reduction of paid up share capital upon capital reorganisation was transferred from the capital reserve to accumulated profits for future distribution.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31ST MARCH, 2003

	2003 HK$'000	2002 HK$'000
OPERATING ACTIVITIES		
(Loss) profit from operations	**(259,646)**	18,188
Adjustments for:		
Write back of allowance for loans receivable	**(1,000)**	(23,829)
Amortisation of goodwill	**2,306**	2,305
Depreciation and amortisation of property, plant and equipment	**78,095**	78,932
Impairment loss on property, plant and equipment	**110,327**	–
Loss on disposal of property, plant and equipment	**4,475**	8,768
Loss on disposal of discontinuing operations	**1,701**	–
Provision for long service payments	**1,727**	–
Operating cash flows before movements in working capital	**(62,015)**	84,364
Increase in properties under development held for resale	**–**	(39,635)
Decrease in properties held for resale	**7,692**	130,904
Decrease (increase) in amounts due from (to) customers for contract works, net of attributable interest expenses and depreciation and amortisation	**59,158**	(186,070)
Decrease in debtors, deposits and prepayments	**313,123**	65,539
Increase in amounts due from related companies	**(8,141)**	(8,792)
Decrease in amounts due from associates	**11,016**	2,277
Decrease in creditors and accrued expenses	**(348,940)**	(119,879)
Decrease in amounts due to related companies	**(1,467)**	(115)
Increase (decrease) in amounts due to associates	**5,631**	(1,682)
Increase in amounts due to jointly controlled entities	**–**	79,194
Cash (used in) generated from operations	**(23,943)**	6,105
Dividends received from associates	**35,682**	31,695
Dividends received from a jointly controlled entity	**5,000**	6,000
Hong Kong Profits Tax paid	**(23,791)**	(18,082)
Overseas tax paid	**(5,330)**	(3,339)
Hong Kong Profits Tax refunded	**1,340**	96
NET CASH (USED IN) FROM OPERATING ACTIVITIES	**(11,042)**	22,475


PAUL Y.
ITC

FOR THE YEAR ENDED 31ST MARCH, 2003

	Notes	2003 HK$'000	2002 HK$'000
INVESTING ACTIVITIES			
Loans advanced to related companies		**(394,337)**	(25,054)
Acquisition of subsidiaries, net of cash and cash equivalents acquired	35	**(103,000)**	–
Additions to property, plant and equipment		**(28,611)**	(32,248)
Additions to other investments		**(28,431)**	(22,694)
Additions to loans receivable		**(21,857)**	(118,840)
Additions to investment securities		**(6,033)**	(1,000)
Amounts advanced to associates		**(3,000)**	(26,338)
Proceeds from disposal of subsidiaries, net of cash and cash equivalents disposed of	36	**249,405**	–
Redemption of unlisted debt securities upon maturity		**100,000**	–
Interest received		**16,795**	42,468
Repayment of loans receivable		**15,000**	40,316
Proceeds from disposal of property, plant and equipment		**12,908**	5,106
Proceeds from disposal of investment securities		**9,429**	–
Proceeds from disposal of other investments		**4,094**	8,627
Proceeds from disposal of investment properties		**3,900**	–
Proceeds from disposal of other long term investments		**808**	–
Additions to investment properties		**–**	(36,900)
Additions to short term investments		**–**	(22,000)
Amount advanced to a jointly controlled entity		**–**	(5,000)
Additions to other long term investments		**–**	(63)
Amount repaid by a related company		**–**	144,285
NET CASH USED IN INVESTING ACTIVITIES		**(172,930)**	(49,335)
FINANCING ACTIVITIES			
Repayment of bank loans		**(351,918)**	(64,179)
Interest paid		**(30,092)**	(67,927)
Amount repaid to a jointly controlled entity		**(22,351)**	(890)
Dividend paid		**(15,134)**	(11,463)
Dividend paid to minority shareholders of subsidiaries		**(1,350)**	(3,150)
Share issue expenses		**(188)**	(535)
New bank loans raised		**296,321**	888,882
Loan advanced from (repaid to) minority shareholders		**1,744**	(2,953)
Repayment of convertible note		**–**	(450,000)
Repayment of other loan		**–**	(321,760)
Repayment of obligations under finance leases		**–**	(6,450)
NET CASH USED IN FINANCING ACTIVITIES		**(122,968)**	(40,425)
NET DECREASE IN CASH AND CASH EQUIVALENTS		**(306,940)**	(67,285)
CASH AND CASH EQUIVALENTS BROUGHT FORWARD		**520,931**	588,216
CASH AND CASH EQUIVALENTS CARRIED FORWARD		**213,991**	520,931
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS			
Short term bank deposits		**210,963**	559,437
Bank balances and cash		**25,133**	42,253
Bank overdrafts		**(22,105)**	(80,759)
		213,991	520,931

1. GENERAL

The Company is an exempted company incorporated in Bermuda with limited liability. Its shares and warrants are listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange").

In October 2002, ITC Corporation Limited ("ITC"), a former substantial shareholder of the Company, through a wholly-owned subsidiary, made a voluntary cash offer to acquire all the issued shares in, and warrants of, the Company other than those already held by ITC and its subsidiaries. The voluntary cash offer was closed in December 2002 and ITC's beneficial interest in the Company increased to more than 50%. Details of the transaction are disclosed in a circular dated 6th December, 2002. Accordingly, ITC, an exempted company incorporated in Bermuda with its shares listed on the Hong Kong Stock Exchange, has become the ultimate holding company of the Company.

The Company is an investment holding company and the activities of its principal subsidiaries, associates and jointly controlled entities are set out in note 45.

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted, for the first time, the following new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants:

SSAP 1 (Revised)	Presentation of financial statements
SSAP 11 (Revised)	Foreign currency translation
SSAP 15 (Revised)	Cash flow statements
SSAP 33	Discontinuing operations
SSAP 34	Employee benefits

The adoption of these SSAPs has resulted in change in the format of presentation of the cash flow statement and the introduction of the statement of changes in equity, and in the adoption of the new and revised accounting policies, but has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

Presentation of financial statements

In accordance with SSAP 1 (Revised), the consolidated statement of recognised gains and losses is replaced by the consolidated statement of changes in equity.

Foreign currency translation

The revisions to SSAP 11 have eliminated the choice of translating the income statements of overseas operations at the closing rate for the period, the policy previously followed by the Group. They are now required to be translated at an average rate. SSAP 11 (Revised) is required to be applied retrospectively. The Group has adopted the transitional provision of this SSAP that where the calculation of a prior period adjustment is impractical, these changes in policy are applied only to current and future financial statements and the effect on the results for the current year is not significant.

Cash flow statements

Under SSAP 15 (Revised), cash flows are classified under three headings – operating, investing and financing, rather than the previous five headings. Interest paid and received are classified as financing and investing cash flows, respectively. Dividends paid and received are classified as financing and operating cash flows, respectively. Comparative amounts have been reclassified in order to achieve a consistent presentation.

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE *(Continued)*

Discontinuing operations

Under SSAP 33, financial information relating to the discontinuing operation are disclosed separately from the point at which either a binding sale agreement is entered into or a detailed plan for the discontinuance is announced. The adoption of SSAP 33 has resulted in the identification of the Group's hotel and catering activities as discontinuing operations in the current year, details of which are disclosed in note 5.

Employee benefits

SSAP 34 has introduced measurement rules and disclosure requirements for employee benefits, including retirement benefit plans. Because the Group participates only in defined contribution retirement benefit schemes, the adoption of SSAP 34 has not had any impact on the financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in securities, and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year.

The results of subsidiaries, associates and jointly controlled entities acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length. Investment properties are stated at their open market values at the balance sheet date. No depreciation is provided on investment properties except where the unexpired term of the relevant lease, including the renewable period, is twenty years or less.

Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance of the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged. On disposal of an investment property, the balance of the investment property revaluation reserve attributable to that property is transferred to the income statement.

Property, plant and equipment

Property, plant and equipment, other than hotel properties, are stated at cost less depreciation, amortisation and any identified impairment loss.

Hotel properties are stated at cost and no depreciation is provided on hotel properties held on leases of more than twenty years. It is the Group's practice to maintain the properties in a continual state of sound repairs and maintenance and, accordingly, the directors consider that depreciation is not necessary due to their high residual value. The related maintenance expenditure is dealt with in the income statement in the year of expenditure.

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Property, plant and equipment *(Continued)*

The cost of leasehold land is amortised over the remaining period of the relevant leases using the straight line method.

The cost of buildings is depreciated over the remaining period of the relevant leases or fifty years, whichever is shorter, using the straight line method.

Depreciation is provided to write off the cost of other assets over their estimated useful lives, using the straight line method, at rates ranging from 10% to $33^1/_3$% per annum.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition.

Goodwill is capitalised and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of a subsidiary is presented separately in the balance sheet.

On disposal of a subsidiary or associate, the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

Properties held for resale

Completed properties held for resale are classified under current assets and are stated at the lower of cost and net realisable value. Cost comprises the acquisition cost, borrowing costs capitalised and other direct costs attributable to such properties. Net realisable value is determined by reference to management estimates of the selling price based on prevailing market conditions, less all estimated costs to be incurred in marketing and selling.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost, less any identified impairment loss.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates plus the premium on acquisition in so far as it has not already been written off or amortised, less any identified impairment loss.

Interests in jointly controlled entities

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The Group's interests in jointly controlled entities are included in the consolidated balance sheet at the Group's share of the net assets of the relevant jointly controlled entities, less any identified impairment loss. The Group's share of the post-acquisition results of jointly controlled entities is included in the consolidated income statement.

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, so far as the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities or other investments.

Investment securities, which are securities held for an identified long term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the year.

Other long term investments

Other long term investments are stated at cost, less any identified impairment loss.

Construction contracts

When the outcome of a construction contract can be estimated reliably, contract costs are recognised as expenses by reference to the stage of completion of the contract activity at the balance sheet date on the same basis as contract revenue. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as expenses in the period in which they are incurred. Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profit less recognised loss exceed progress billings, the excess is shown as amount due from a customer for contract work. Where progress billings exceed contract costs incurred to date plus recognised profit less recognised loss, the excess is shown as amount due to a customer for contract work.

Operating lease

Rentals payable under operating leases are charged to the income statement on a straight line basis over the terms of the relevant leases.

Turnover

Turnover represents the total value of contract work certified and the gross proceeds received and receivable from project management services in connection with contract work rendered by the Group, revenue generated from hotel operations, property rental and related income, and gross proceeds received and receivable from sale of property during the year.

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Revenue recognition

Revenue from a fixed price construction contract is recognised on the percentage of completion method, measured by reference to the value of work certified during the year.

Revenue from hotel operations is recognised when services are rendered.

Dividend income from investments is recognised when the Group's right to receive payment has been established.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Rental income under operating leases is recognised on a straight line basis over the terms of the relevant leases.

Capitalisation of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due.

Taxation

The charge for taxation is based on the results for the year after adjusting for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed under the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Foreign currencies

Transactions in currencies other than Hong Kong dollars are translated at the rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in currencies other than Hong Kong dollars are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation, the assets and liabilities of the Group's operations outside Hong Kong are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or expenses in the period in which the operation is disposed of.

4. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group's operations are currently organised into seven operating divisions namely building construction, civil engineering, specialist works, construction materials, engineering and infrastructure services, property leasing and sale of property. These divisions are the basis on which the Group reports its primary segment information. During the year, the Group discontinued its hotel and catering operations at the time of disposal of certain subsidiaries as detailed in note 5.

In the opinion of the directors, the inclusion of the proportionate share of turnover of the associates and jointly controlled entities is meaningful in providing a clearer indication of the Group's activity.

Business segment information for the year ended 31st March, 2003 is presented below:

	Continuing operations							Discontinuing operations		
	Building construction	Civil engineering	Specialist works	Construction materials	Engineering and infrastructure services	Property leasing	Sale of property	Hotel and catering	Eliminations	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
TURNOVER										
External sales	2,232,876	555,794	720,304	14,488	-	55,733	8,340	48,647	-	3,636,182
Inter-segment sales	47,016	127	103,722	45,472	-	19,846	-	-	(216,183)	-
	2,279,892	555,921	824,026	59,960	-	75,579	8,340	48,647	(216,183)	3,636,182
Share of associates and jointly controlled entities	50,816	109,900	-	3,501	3,801,765	-	-	-	-	3,965,982
Total	2,330,708	665,821	824,026	63,461	3,801,765	75,579	8,340	48,647	(216,183)	7,602,164
RESULT										
Segment result	(40,625)	(56,092)	(55,264)	(21,324)	-	25,749	209	(1,972)		(149,319)
Impairment loss on property, plant and equipment										(110,327)
Finance costs										(25,794)
Net investment expenses										(32,036)
Deficit arising on revaluation of investment properties	-	-	-	-	-	(99,392)	-	-		(99,392)
Allowance for amounts due from associates										(13,964)
Loss on dilution of interest in an associate										(4,665)
Share of results of associates	2,404	(17)	-	306	121,836	-	-	-		124,529
Share of results of jointly controlled entities	-	5,920	-	-	-	-	-	-		5,920
Impairment loss on interest in an associate										(11,670)
Loss before taxation										(316,718)
Taxation										(32,496)
Loss before minority interests										(349,214)
Minority interests										498
Loss for the year										(348,716)

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

4. BUSINESS AND GEOGRAPHICAL SEGMENTS (Continued)

	Continuing operations							Discontinuing operations		
	Building construction HK$'000	Civil engineering HK$'000	Specialist works HK$'000	Construction materials HK$'000	Engineering and infrastructure services HK$'000	Property leasing HK$'000	Sale of property HK$'000	Hotel and catering HK$'000	Others HK$'000	Consolidated HK$'000
BALANCE SHEET										
ASSETS										
Segment assets	1,069,212	368,008	193,942	96,168	-	619,005	-	-	-	2,346,335
Interests in associates	43,231	293	-	3,093	906,634	-	-	-	-	953,251
Interests in jointly controlled entities	-	8,743	-	-	-	-	-	-	-	8,743
Unallocated corporate assets										1,560,662
Total assets										4,868,991
LIABILITIES										
Segment liabilities	871,883	298,347	95,744	47,353	-	22,770	-	-	-	1,336,097
Unallocated corporate liabilities										805,733
Total liabilities										2,141,830
OTHER INFORMATION										
Capital additions	1,866	1,855	3,388	15,895	-	4,734	-	383	490	28,611
Amortisation of goodwill	2,306	-	-	-	-	-	-	-	-	2,306
Depreciation and amortisation of property, plant and equipment	16,708	6,473	22,179	7,479	-	10,819	-	9,366	5,977	79,001
Impairment loss on unlisted other investments	-	-	-	-	-	-	-	-	7,463	7,463
Impairment loss on listed investment securities	-	-	-	-	-	-	-	-	11,376	11,376

4. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

Business segment information for the year ended 31st March, 2002 is presented below:

	Continuing operations							Discontinuing operations		
	Building construction HK$'000	Civil engineering HK$'000	Specialist works HK$'000	Construction materials HK$'000	Engineering and infrastructure services HK$'000	Property leasing HK$'000	Sale of property HK$'000	Hotel and catering HK$'000	Eliminations HK$'000	Consolidated HK$'000
TURNOVER										
External sales	3,116,878	1,329,728	586,850	25,389	-	49,030	167,372	68,563	-	5,343,810
Inter-segment sales	49,240	1,564	67,173	45,765	-	23,679	-	-	(187,421)	-
	3,166,118	1,331,292	654,023	71,154	-	72,709	167,372	68,563	(187,421)	5,343,810
Share of associates and jointly controlled entities	55,862	341,737	-	3,862	3,064,498	-	-	-	-	3,465,959
Total	3,221,980	1,673,029	654,023	75,016	3,064,498	72,709	167,372	68,563	(187,421)	8,809,769
RESULT										
Segment result	7,756	19,210	(25,079)	(20,394)	-	21,994	28,308	(13,607)		18,188
Finance costs										(38,301)
Net investment income										70,714
Deficit arising on revaluation of investment properties	-	-	-	-	-	(31,130)	-	-		(31,130)
Loss on dilution of interest in an associate										(6,688)
Share of results of associates	3,368	694	-	1,509	110,000	-	-	-		115,571
Share of results of jointly controlled entities	-	8,559	-	-	-	-	-	-		8,559
Impairment loss on interest in an associate										(11,670)
Profit before taxation										125,243
Taxation										(47,935)
Profit before minority interests										77,308
Minority interests										(6,605)
Profit for the year										70,703

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

4. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

	Continuing operations							Discontinuing operations		
	Building construction	Civil engineering	Specialist works	Construction materials	Engineering and infrastructure services	Property leasing	Sale of property	Hotel and catering	Others	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
BALANCE SHEET										
ASSETS										
Segment assets	1,494,521	707,593	354,230	78,857	-	717,670	9,874	675,450	-	4,038,195
Interests in associates	58,043	1,526	-	3,519	773,794	-	-	-	11,670	848,552
Interests in jointly controlled entities	-	7,823	-	-	-	-	-	-	-	7,823
Unallocated corporate assets										1,298,429
Total assets										6,192,999
LIABILITIES										
Segment liabilities	960,621	628,893	182,572	26,993	-	13,024	9,231	9,552	-	1,830,886
Unallocated corporate liabilities										1,351,419
Total liabilities										3,182,305
OTHER INFORMATION										
Capital additions	1,941	1,289	1,930	8,745	-	38,118	-	14,163	2,962	69,148
Amortisation of goodwill	2,305	-	-	-	-	-	-	-	-	2,305
Depreciation and amortisation of property, plant and equipment	18,314	7,195	22,383	5,812	-	8,633	-	14,602	6,092	83,031
Write back of impairment losses of property interests	-	-	-	-	-	8,829	-	45,000	-	53,829
Impairment loss on unlisted investment securities	-	-	-	-	-	-	-	-	1,000	1,000
Impairment loss on listed investment securities	-	-	-	-	-	-	-	-	1,462	1,462

Geographical segments

The Group's operations are located in the People's Republic of China other than Hong Kong (the "PRC") and Hong Kong.

The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

	Turnover	
	2003	2002
	HK$'000	HK$'000
Hong Kong	**3,609,919**	5,262,554
PRC	**26,263**	81,256
	3,636,182	5,343,810

During the year, revenue from the Group's discontinuing operations was derived principally from Hong Kong of HK$48,647,000 (2002: HK$64,918,000).

4. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

The following is an analysis of the carrying amount of segment assets and capital additions, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Capital additions	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong	**3,822,000**	5,225,775	**13,416**	24,907
PRC	**114,510**	134,551	**15,195**	44,241
Pacific region and South East Asia	**932,481**	832,673	**–**	–
	4,868,991	6,192,999	**28,611**	69,148

5. DISCONTINUING OPERATIONS

In July 2002, the Group entered into a conditional sale and purchase agreement to dispose of the entire issued share capital of, and shareholder's loan to, Rosedale Hotel Group Limited (together with its subsidiaries, "Rosedale Hotel Group BVI"), which is engaged in the business of hotel and catering, for a cash consideration of HK$250,000,000. The transaction was completed on 2nd December, 2002.

The results of the hotel and catering operations for the period from 1st April, 2002 to 30th November, 2002, which have been included in the consolidated financial statements, were as follows:

	1.4.2002 to 30.11.2002	1.4.2001 to 31.3.2002
	HK$'000	HK$'000
Turnover	48,647	64,918
Operating costs	(50,619)	(74,820)
Write back of impairment loss on hotel property	–	45,000
Finance costs	(10,151)	(17,644)
(Loss) profit before taxation	(12,123)	17,454
Taxation	–	–
(Loss) profit for the period/year	(12,123)	17,454

During the year, Rosedale Hotel Group BVI contributed approximately HK$3,796,000 (2002: used approximately HK$1,544,000) to the Group's net operating cash flows, paid approximately HK$355,000 (2002: HK$75,260,000) and approximately HK$7,652,000 (2002: generated approximately HK$382,356,000) in respect of investing and financing activities, respectively.

The carrying amounts of the assets and liabilities of Rosedale Hotel Group BVI at the date of disposal, and at 31st March, 2002, are disclosed in note 36.

A loss of approximately HK$1,701,000 arose on the disposal of Rosedale Hotel Group BVI, being the proceeds of disposal less the carrying amount of the subsidiaries' net assets. No tax charge or credit arose from the transaction.

6. (LOSS) PROFIT FROM OPERATIONS

	2003 HK$'000	2002 HK$'000
(Loss) profit from operations has been arrived at after charging:		
Amortisation of goodwill (included in administrative expenses)	**2,306**	2,305
Auditors' remuneration	**2,065**	2,138
Depreciation and amortisation of property, plant and equipment *(note (a) below)*	**78,095**	78,932
Loss on disposal of property, plant and equipment	**4,475**	8,768
Minimum lease payments under operating leases in respect of:		
Premises	**3,206**	5,788
Plant and machinery	**692**	9,206
Staff costs *(note (b) below)*	**134,503**	137,284
and after crediting:		
Rental income under operating leases in respect of:		
Premises, net of outgoings of HK$19,691,000 (2002: HK$13,437,000)	**27,625**	23,925
Plant and machinery	**2,596**	1,454

Notes:

		2003 HK$'000	2002 HK$'000
(a)	Depreciation and amortisation of property, plant and equipment:		
	Owned assets	**79,001**	76,321
	Assets held under finance leases	**-**	6,710
		79,001	83,031
	Less: Amount capitalised in respect of contracts in progress	**(906)**	(4,099)
		78,095	78,932
(b)	Staff costs:		
	Directors' emoluments *(note 9)*:		
	Fees	**73**	90
	Retirement benefit scheme contributions	**1,217**	882
	Other emoluments	**14,732**	19,705
		16,022	20,677
	Other staff costs:		
	Salaries and other benefits	**417,730**	473,714
	Retirement benefit scheme contributions, net of forfeited contributions of approximately HK$10,197,000 (2002: HK$6,203,000)	**5,590**	9,947
		439,342	504,338
	Less: Amount capitalised in respect of contracts in progress	**(304,839)**	(367,054)
		134,503	137,284

7. FINANCE COSTS

	2003 HK$'000	2002 HK$'000
Borrowing costs on:		
Bank borrowings wholly repayable within five years	17,215	26,703
Bank borrowings not wholly repayable within five years	10,892	15,793
Convertible notes	-	1,275
Obligations under finance leases	-	265
Others	515	3,273
	28,622	47,309
Less: Amount capitalised in respect of contracts in progress	(2,828)	(9,008)
	25,794	38,301

8. INVESTMENT (EXPENSES) INCOME – NET

	2003 HK$'000	2002 HK$'000
Gain (loss) on disposal of:		
Unlisted short term investments	-	(22,000)
Listed investment securities	1,605	-
Listed other investments	-	4,795
Impairment loss on:		
Unlisted investment securities	-	(1,000)
Listed investment securities	(11,376)	(1,462)
Unlisted other investments	(7,463)	-
Interest income	9,550	38,312
Net unrealised holding loss on listed other investments	(24,352)	(1,760)
Write back of impairment losses on:		
Hotel properties	-	45,000
Properties under development held for resale	-	8,829
	(32,036)	70,714

9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

Particulars of the emoluments of the directors and five highest paid individuals for the year are as follows:

(a) Directors' emoluments

	2003 HK$'000	2002 HK$'000
Fees:		
Executive directors	**53**	43
Non-executive directors	**20**	47
	73	90
Other emoluments:		
Executive directors		
Salaries and other benefits	**13,865**	18,705
Retirement benefit scheme contributions	**1,217**	882
Non-executive directors		
Salaries and other benefits	**867**	1,000
	15,949	20,587
	16,022	20,677

The amounts disclosed above include directors' fee of HK$20,000 (2002: HK$20,000) and other emoluments of HK$867,000 (2002: HK$1,000,000) paid to independent non-executive directors.

The emoluments of the directors were within the following bands:

	Number of directors 2003	2002
Nil to HK$1,000,000	**6**	7
HK$3,000,001 to HK$3,500,000	**2**	–
HK$3,500,001 to HK$4,000,000	**1**	–
HK$4,000,001 to HK$4,500,000	**1**	1
HK$4,500,001 to HK$5,000,000	**–**	2
HK$6,000,001 to HK$6,500,000	**–**	1

(b) Employees' emoluments

The five highest paid individuals in the Group for the year included five directors as at 31st March, 2003 (2002: four), of whom one was appointed as director during the year. Particulars of the emoluments of these five highest paid individuals are as follows:

	2003 HK$'000	2002 HK$'000
Fees	**41**	40
Salaries and other benefits	**15,325**	20,206
Discretionary bonus	**2,080**	927
Retirement benefit scheme contributions	**1,246**	997
	18,692	22,170

9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS *(Continued)*

(b) Employees' emoluments *(Continued)*

Their emoluments were within the following bands:

	Number of employees	
	2003	2002
HK$2,500,001 to HK$3,000,000	**–**	1
HK$3,000,001 to HK$3,500,000	**2**	–
HK$3,500,001 to HK$4,000,000	**1**	–
HK$4,000,001 to HK$4,500,000	**2**	1
HK$4,500,001 to HK$5,000,000	**–**	2
HK$6,000,001 to HK$6,500,000	**–**	1

During the year, no emoluments were paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office. In addition, none of the directors has waived any emoluments during the year.

10. TAXATION

	2003	2002
	HK$'000	HK$'000
The charge comprises:		
Hong Kong Profits Tax:		
Current year	**42**	7,721
Under(over)provision in previous years	**22,471**	(638)
	22,513	7,083
Overseas taxation	**5,453**	4,390
Share of tax on results of associates	**36,484**	42,924
Share of tax on results of jointly controlled entities	**–**	12
	64,450	54,409
Deferred taxation	**(31,954)**	(6,474)
	32,496	47,935

Hong Kong Profits Tax is calculated at the rate of 16% (2002: 16%) of the estimated assessable profits derived from Hong Kong for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

Details of deferred taxation are set out in note 30.

11. DIVIDENDS

	2003	2002
	HK$'000	HK$'000
Interim dividend paid for 2003 – 1.0 cent (2002: 1.0 cent) per share	**10,491**	10,246
Final dividend proposed for 2003 – 1.0 cent (2002: 1.0 cent) per share	**10,630**	10,367
	21,121	20,613

Of the dividends paid during the year, approximately HK$2,301,000 and HK$3,423,000 (2002: HK$5,674,000 and HK$3,034,000) were settled in shares under the Company's scrip dividend schemes announced by the directors of the Company on 18th July, 2002 and 18th December, 2002, respectively, and were credited to the accumulated profits during the year.

The amount of the final dividend proposed for the year ended 31st March, 2003, which will be in scrip form with a cash option, has been calculated by reference to the 1,063,016,037 issued shares as at the date of this report.

12. (LOSS) EARNINGS PER SHARE

The calculation of the basic and diluted (loss) earnings per share for the year is based on the following data:

	2003 HK$'000	2002 HK$'000
(Loss) earnings:		
(Loss) earnings for the purposes of basic (loss) earnings per share	**(348,716)**	70,703
Effect of dilutive potential ordinary shares:		
Adjustment to the share of results of an associate based on dilution of its earnings per share	**(2,944)**	(2,892)
(Loss) earnings for the purposes of diluted (loss) earnings per share	**(351,660)**	67,811
Number of shares:		
Weighted average number of ordinary shares for the purposes of basic and diluted (loss) earnings per share	**1,042,310,331**	1,002,323,116

For the year ended 31st March, 2003, the computation of diluted loss per share has not assumed the conversion of the Company's share options and warrants since their exercise prices are higher than the average market price per share for the year.

For the year ended 31st March, 2002, the computation of diluted earnings per share has not assumed the conversion of the Company's share options, warrants and secured convertible redeemable note since their exercise prices were higher than the average market price per share for that year.

13. INVESTMENT PROPERTIES

	THE GROUP	
	2003 HK$'000	2002 HK$'000
VALUATION		
Balance brought forward	**675,900**	585,130
Transfer from properties under development held for resale	**–**	85,000
Other addition	**–**	36,900
Disposals	**(3,900)**	–
Deficit arising on revaluation	**(99,392)**	(31,130)
Balance carried forward	**572,608**	675,900

The Group's investment properties are held for rental purposes under operating leases.

The investment properties situated in Hong Kong were revalued on 31st March, 2003, on an open market value basis, by RHL Appraisal Ltd., an independent professional valuer. The valuation attributable to these investment properties amounted to HK$529,000,000. The investment properties situated in the PRC were revalued on 31st March, 2003 by the directors at HK$43,608,000 with reference to the value as quoted in a sale and purchase agreement entered into by the Group in April 2003. The aggregate deficit arising on revaluation amounting to HK$99,392,000 (2002: HK$31,130,000) has been charged to the income statement.

13. INVESTMENT PROPERTIES (Continued)

The carrying amount of investment properties held by the Group at the balance sheet date comprises the following:

	2003 HK$'000	2002 HK$'000
Long term leasehold properties in:		
Hong Kong	**74,000**	85,000
PRC	**–**	3,900
Medium term leasehold properties in:		
Hong Kong	**455,000**	525,000
PRC	**43,608**	62,000
	572,608	675,900

14. PROPERTY, PLANT AND EQUIPMENT

	Hotel properties	Land and buildings	Plant and machinery	Motor vehicles and yachts	Furniture and fixtures	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
THE GROUP						
COST						
At 1st April, 2002	605,000	277,441	465,936	61,854	188,412	1,598,643
On acquisition of subsidiaries	–	103,000	–	–	–	103,000
Other additions	–	700	7,583	453	19,875	28,611
Disposals	–	–	(33,207)	(4,442)	(1,210)	(38,859)
On disposal of subsidiaries	(605,000)	–	–	(302)	(67,316)	(672,618)
Impairment loss	–	(110,327)	–	–	–	(110,327)
At 31st March, 2003	–	270,814	440,312	57,563	139,761	908,450
DEPRECIATION AND AMORTISATION						
At 1st April, 2002	–	29,070	285,341	34,069	69,548	418,028
Provided for the year	–	7,133	42,365	5,789	23,714	79,001
Eliminated on disposals	–	–	(17,576)	(2,842)	(1,058)	(21,476)
On disposal of subsidiaries	–	–	–	(100)	(25,159)	(25,259)
At 31st March, 2003	–	36,203	310,130	36,916	67,045	450,294
NET BOOK VALUES						
At 31st March, 2003	–	234,611	130,182	20,647	72,716	458,156
At 31st March, 2002	605,000	248,371	180,595	27,785	118,864	1,180,615

The net book value of hotel properties and land and buildings held by the Group at the balance sheet date comprises the following:

	2003 HK$'000	2002 HK$'000
Long term leasehold properties in:		
Hong Kong	**–**	605,000
PRC	**1,646**	1,680
Medium term leasehold properties in:		
Hong Kong	**232,361**	246,068
PRC	**604**	623
	234,611	853,371

14. PROPERTY, PLANT AND EQUIPMENT (Continued)

At 31st March, 2003, the directors reviewed the carrying value of the Group's properties and identified that the recoverable amount of the properties, estimated by reference to the cash flows from the properties discounted at the prevailing interest rates, is below their carrying values. Accordingly, an impairment loss of approximately HK$110,327,000 was recognised in the consolidated income statement for the year.

15. GOODWILL

	THE GROUP
	HK$'000
COST	
At 1st April, 2002 and 31st March, 2003	385,531
AMORTISATION AND IMPAIRMENT	
At 1st April, 2002	367,089
Provided for the year	2,306
At 31st March, 2003	369,395
NET BOOK VALUE	
At 31st March, 2003	16,136
At 31st March, 2002	18,442

The amortisation period adopted for goodwill is 20 years.

16. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2003	2002
	HK$'000	HK$'000
Unlisted shares	**212,921**	212,921
Loans to subsidiaries	**160,900**	160,900
Amounts due from subsidiaries	**3,566,811**	3,587,249
	3,940,632	3,961,070
Less: Impairment loss recognised	**(704,302)**	(457,468)
	3,236,330	3,503,602

The unlisted shares are stated at their carrying values which are based on the book values of the underlying net assets of the subsidiaries attributable to the Group as at the date on which the Company became the holding company of the Group under a group reorganisation in 1993.

In the opinion of the directors, the loans to subsidiaries and amounts due from subsidiaries will not be repayable within twelve months from the balance sheet date and are therefore shown as non-current.

None of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

Particulars of the Company's principal subsidiaries at 31st March, 2003 are set out in note 45.

16. INTERESTS IN SUBSIDIARIES *(Continued)*

At 31st March, 2003, the directors reviewed the carrying value of the Company's interests in subsidiaries and identified that certain loss making subsidiaries are not expected to generate income from their future operations. Accordingly, impairment losses of approximately HK$246,834,000 (2002: HK$457,468,000), which represent the excess of carrying value of the interests in subsidiaries over their recoverable amounts estimated by reference to the net selling prices of the underlying assets and liabilities of the subsidiaries, were recognised in the income statement for the year.

17. INTERESTS IN ASSOCIATES

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Share of net assets:		
Listed investments overseas *(note (a) below)*	**649,099**	495,691
Unlisted investments	**(2,986)**	10,723
Premium on acquisition of associates *(note (b) below)*	**257,535**	278,103
	903,648	784,517
Amount due from an associate *(note (c) below)*	**49,603**	64,035
	953,251	848,552
Market value of listed investments	**935,290**	1,300,600

Notes:

(a) Downer EDI Limited ("Downer"), which was formerly a subsidiary of the Company, became the Group's principal associate since February 2001. Downer is a company listed in Australia and New Zealand and its financial year end date is 30th June. Commencing on 1st April, 2001, only published financial information of Downer will be available and used by the Group in applying the equity method. Accordingly, the Group's share of interest in Downer at 31st March, 2003 is calculated based on the net assets of Downer at 31st December, 2002 and the results from 1st January, 2002 to 31st December, 2002 whilst the Group's share of interest in Downer at 31st March, 2002 was calculated based on the net assets of Downer at 31st December, 2001 and the results from 1st April, 2001 to 31st December, 2001.

The following details have been extracted from the published financial information of Downer, the Group's significant associate:

	1.1.2002 to 31.12.2002	1.4.2001 to 31.12.2001
	HK$'000	HK$'000
Results for the year/period:		
Revenue from ordinary activities	**10,322,467**	5,145,763
Profit from ordinary activities before taxation	**348,302**	129,025
Profit from ordinary activities after taxation	**249,036**	84,285
Financial position:		
Non-current assets	**4,141,241**	3,789,308
Current assets	**4,249,336**	3,300,160
Current liabilities	**(2,392,544)**	(1,860,501)
Non-current liabilities	**(2,506,737)**	(2,393,676)
Preference share capital	**(285,987)**	(251,613)

17. INTERESTS IN ASSOCIATES *(Continued)*

Notes: (Continued)

(b) Movement of premium on acquisition of associates is analysed as follows:

	THE GROUP
	HK$'000
COST	
At 1st April, 2002	340,969
Additions	15,009
Eliminated on dilution of interest	(14,734)
At 31st March, 2003	341,244
AMORTISATION	
At 1st April, 2002	62,866
Provided for the year	23,709
Eliminated on dilution of interest	(2,866)
At 31st March, 2003	83,709
NET BOOK VALUE	
At 31st March, 2003	257,535
At 31st March, 2002	278,103

The amortisation period adopted for goodwill is 20 years.

(c) The amount due from an associate is unsecured and bears interest at 1% (2002: 1%) over Hong Kong prime rate. In the opinion of the directors, the amount will not be repayable within twelve months from the balance sheet date and is therefore shown as non-current.

Particulars of the Group's principal associates at 31st March, 2003 are set out in note 45.

The Group's share of losses of an associate amounting to approximately HK$123,711,000 (2002: HK$123,735,000) has not been accounted for by the Group as those losses arise on a contract are recoverable in full under guarantees provided by an ex-shareholder of the associate. The Group proceeded a court action against the ex-shareholder to recover the losses together with interest and other expenses incurred. The directors, having taken legal advice, believe that the suit is valid and the losses can be fully recovered from the ex-shareholder.

18. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Share of net assets	**3,743**	2,823
Amount due from a jointly controlled entity	**5,000**	5,000
	8,743	7,823

The amount due from a jointly controlled entity is unsecured and interest free. In the opinion of the directors, the amount will not be repayable within twelve months from the balance sheet date and is therefore shown as non-current.

Particulars of the Group's jointly controlled entities at 31st March, 2003 are set out in note 45.

19. INVESTMENTS IN SECURITIES

	Investment securities		Other investments		Total	
	2003 HK$'000	2002 HK$'000	**2003 HK$'000**	2002 HK$'000	**2003 HK$'000**	2002 HK$'000
THE GROUP						
Listed equity securities:						
in Hong Kong	**650,063**	644,030	**26,527**	34,005	**676,590**	678,035
in overseas	**3,623**	22,823	**–**	–	**3,623**	22,823
Unlisted debt securities	**–**	–	**–**	100,000	**–**	100,000
	653,686	666,853	**26,527**	134,005	**680,213**	800,858
Market value of listed securities	**14,483**	64,045	**26,527**	34,005	**41,010**	98,050
Carrying amount analysed for reporting purposes as:						
Non-current	**653,686**	659,029	**–**	–	**653,686**	659,029
Current	**–**	7,824	**26,527**	134,005	**26,527**	141,829
	653,686	666,853	**26,527**	134,005	**680,213**	800,858

The listed investment securities in Hong Kong represent a 14.55% interest in China Strategic Holdings Limited ("China Strategic"), a company incorporated in Hong Kong with its shares and warrants listed on the Hong Kong Stock Exchange. China Strategic is an investment holding company and its subsidiaries principally engage in the business of tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food and investment in infrastructure projects. The directors are of the opinion that the recoverable amount of the investment securities, estimated by reference to the cash flows from the investment projects discounted at the prevailing interest rates, are worth at least their carrying value.

20. OTHER LONG TERM INVESTMENTS

	THE GROUP	
	2003 HK$'000	2002 HK$'000
Unlisted investments, at cost:		
in Hong Kong	**15,093**	15,901
in overseas	**388**	388
	15,481	16,289

In the opinion of the directors, the above investments are worth at least their carrying value.

21. AMOUNTS DUE FROM RELATED COMPANIES

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Loans receivable:		
Associates of ITC	**190,054**	25,054
Rosedale Hotel Group Limited ("Rosedale")	**121,000**	–
China Strategic	**108,337**	–
	419,391	25,054
Other receivables:		
Subsidiaries of ITC	**–**	62
Associates of ITC	**8,518**	8,979
Rosedale and its subsidiaries	**10,498**	–
China Strategic and its subsidiaries	**4,939**	–
Other related companies	**2,157**	–
	445,503	34,095

Rosedale, China Strategic and other related companies are companies under common directorship with ITC.

The amounts are unsecured and repayable as follows:

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Loans receivable:		
Hong Kong prime rate	**114,000**	–
1% over Hong Kong prime rate	**7,000**	–
2% over Hong Kong prime rate	**273,337**	–
3% over Hong Kong prime rate	**25,054**	25,054
	419,391	25,054
Other receivables	**26,112**	9,041
	445,503	34,095
Less: Amount due within one year shown under current assets	**(277,195)**	(34,095)
Amount due after one year	**168,308**	–

22. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORKS

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Contracts in progress at the balance sheet date:		
Contract costs incurred to date	**32,580,432**	31,249,672
Recognised profits less recognised losses	**865,832**	941,835
	33,446,264	32,191,507
Less: Progress billings	**(33,740,185)**	(32,430,004)
	(293,921)	(238,497)
Represented by:		
Amounts due from customers for contract works	**200,934**	375,414
Amounts due to customers for contract works	**(494,855)**	(613,911)
	(293,921)	(238,497)

At 31st March, 2003, retentions held by customers for contract works amounting to approximately HK$367,453,000 (2002: HK$544,866,000) were included in debtors, deposits and prepayments.

At 31st March, 2002, advances received from customers for contract works amounting to approximately HK$7,346,000 were included in creditors and accrued expenses.

23. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group's credit terms for its contracting business are negotiated with, and entered into under, normal commercial terms with its trade customers. Trade debtors arise from property leasing business are payable monthly in advance and the credit terms granted by the Group to other trade debtors normally range from 30 days to 90 days.

Included in debtors, deposits and prepayments are trade debtors of approximately HK$475,084,000 (2002: HK$640,904,000) and their aged analysis is as follows:

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Within 90 days	**404,414**	590,357
More than 90 days and within 180 days	**6,896**	14,520
More than 180 days	**63,774**	36,027
	475,084	640,904

24. AMOUNTS DUE FROM (TO) ASSOCIATES AND AMOUNTS DUE TO JOINTLY CONTROLLED ENTITIES

The amounts are unsecured, interest free and have no fixed terms of repayment.

25. UNSECURED LOANS RECEIVABLE

The amounts are unsecured, receivable within one year and bear interest at the following rates:

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Interest free	**138,697**	–
1% over Hong Kong prime rate	**6,500**	144,340
2% over Hong Kong prime rate	**10,500**	40,500
3% over Hong Kong prime rate	**–**	5,000
	155,697	189,840

26. CREDITORS AND ACCRUED EXPENSES

Included in creditors and accrued expenses are trade payables of approximately HK$317,178,000 (2002: HK$514,356,000) and their aged analysis is as follows:

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Within 90 days	**297,674**	492,249
More than 90 days and within 180 days	**4,277**	7,581
More than 180 days	**15,227**	14,526
	317,178	514,356

27. AMOUNTS DUE TO RELATED COMPANIES

The amounts are unsecured, interest free and have no fixed terms of repayment. The amounts are due to the following parties:

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
A subsidiary of ITC	**–**	247
An associate of ITC	**–**	1,220
	–	1,467

28. BANK BORROWINGS

	THE GROUP		THE COMPANY	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Bank borrowings comprise:				
Mortgage loans	**446,135**	816,328	**–**	–
Bank loans	**290,000**	391,725	**10,000**	10,000
Trust receipt loans	**23,358**	7,037	**354**	5,743
Bank overdrafts	**22,105**	80,759	**1,998**	1,995
	781,598	1,295,849	**12,352**	17,738
Analysed as:				
Secured	**726,135**	1,168,053	**–**	–
Unsecured	**55,463**	127,796	**12,352**	17,738
	781,598	1,295,849	**12,352**	17,738
The bank borrowings are repayable as follows:				
Within one year or on demand	**144,423**	468,267	**12,352**	17,738
More than one year, but not exceeding two years	**30,900**	104,101	**–**	–
More than two years, but not exceeding five years	**578,700**	459,521	**–**	–
More than five years	**27,575**	263,960	**–**	–
	781,598	1,295,849	**12,352**	17,738
Less: Amount due within one year or on demand shown under current liabilities	**(144,423)**	(468,267)	**(12,352)**	(17,738)
Amount due after one year	**637,175**	827,582	**–**	–

29. PROVISION FOR LONG SERVICE PAYMENTS

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Balance brought forward	**–**	–
Provided for the year	**1,727**	–
Balance carried forward	**1,727**	–

The provision represents long service payments made in respect of qualified employees of the Group pursuant to the requirements under the Employment Ordinance.

30. DEFERRED TAXATION

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Balance brought forward	**35,884**	42,358
Credit for the year	**(36,124)**	(6,474)
Change in tax rate	**4,170**	–
Balance carried forward	**3,930**	35,884

At the balance sheet date, the major components of the deferred taxation liability (asset) of the Group, provided and unprovided, are as follows:

	Provided		Unprovided	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Tax effect of timing differences attributable to:				
Excess of tax allowances over depreciation	**14,294**	28,425	**(6,702)**	11,299
Prepayments claimed for taxation purposes	**–**	4,091	**–**	24
Different method in recognition of contract income for accounting and taxation purposes	**(3,169)**	5,187	**(3,508)**	2,155
Unutilised tax losses	**(7,195)**	(1,819)	**(117,781)**	(43,834)
	3,930	35,884	**(127,991)**	(30,356)

The net deferred taxation asset has not been recognised in the financial statements as realisation of this asset in the foreseeable future is uncertain.

The major components of deferred taxation charge (credit) of the Group not recognised in the financial statements for the year are as follows:

	2003	2002
	HK$'000	HK$'000
Tax effect of timing differences attributable to:		
Difference between tax allowances and depreciation	**(19,060)**	5,993
Prepayments claimed for taxation purposes	**(24)**	(226)
Different method in recognition of contract income for accounting and taxation purposes	**(5,865)**	3,069
Tax losses arising	**(69,837)**	(970)
Change in tax rate	**(2,849)**	–
	(97,635)	7,866

The Company did not have any significant unprovided deferred taxation for the year or at the balance sheet date.

31. SHARE CAPITAL

	Number of shares	Value HK$'000
Ordinary shares of HK$0.10 each:		
Authorised:		
At 1st April, 2001, 31st March, 2002 and 31st March, 2003	3,000,000,000	300,000
Issued and fully paid:		
At 1st April, 2001	992,488,392	99,249
Issue of new shares pursuant to scrip dividend scheme	44,256,532	4,426
At 31st March, 2002	1,036,744,924	103,675
Issue of new shares pursuant to scrip dividend scheme	26,271,113	2,627
At 31st March, 2003	1,063,016,037	106,302

Pursuant to the scrip dividend schemes which were announced by the Company on 18th July, 2002 and 18th December, 2002, the Company issued 12,357,385 and 13,913,728 (2002: 32,113,356 and 12,143,176) new shares of HK$0.10 each in the Company to shareholders who elected to receive scrip dividends in respect of the final dividend for the year ended 31st March, 2002 and the interim dividend for the year ended 31st March, 2003, respectively. The scrip shares did not rank for the final dividend for the year ended 31st March, 2002 and the interim dividend for the year ended 31st March, 2003, respectively.

32. WARRANTS

	Number of shares upon subscription	Aggregate subscription amount HK$'000
2003 Warrants		
Warrants at a subscription price of HK$0.40 each:		
Balance in issue at 1st April, 2002 and 31st March, 2003	204,920,349	81,968

The rights attached to each of the 2003 Warrants to subscribe in cash for one new ordinary share of HK$0.10 each in the Company at a price of HK$0.40 each will expire on 29th August, 2003.

33. SHARE OPTION SCHEMES

(a) Initial Share Option Scheme

In accordance with the Company's share option scheme (the "Initial Share Option Scheme") which was adopted on 1st September, 1993 for recognition of past services contributed by the eligible directors and employees and will expire on 31st August, 2003, the directors of the Company may at their discretion grant options to any directors or full time employees of the Company or any of its subsidiaries to subscribe for shares in the Company.

At 31st March, 2003, the number of shares in respect of which options had been granted and remained outstanding under the Initial Share Option Scheme was 16,100,000 (2002: 54,449,206), representing 1.51% (2002: 5.25%) of the shares of the Company in issue at that date. The maximum number of shares in respect of which options may be granted under the Initial Share Option Scheme is not permitted to exceed 10% of the issued share capital of the Company from time to time.

33. SHARE OPTION SCHEMES *(Continued)*

(a) Initial Share Option Scheme *(Continued)*

No option may be granted to any individual under the Initial Share Option Scheme which, if exercised in full, would result in the total number of shares of the Company already issued and issuable under all the options previously granted and to be granted to him which are for the time being subsisting and unexercised exceed 25% of the aggregate number of shares of the Company for the time being issued and issuable under the Initial Share Option Scheme.

The offer of a grant of options may be accepted within 28 days from the date of offer of options, upon payment of a consideration of HK$1.00 by the grantee. In each grant of options, the directors of the Company may at their discretion determine the specific exercise period and in any event such period of time shall not exceed a period of three years commencing on the expiry of six months after the date of acceptance of options. The exercise price is determined by the directors of the Company, and will not be less than the higher of the nominal value of the shares of the Company, and 80% of the average closing prices of the shares of the Company on the five trading days immediately preceding the date of offer of options.

The following table discloses details of the Company's share options under the Initial Share Option Scheme and movements in such holdings during the year:

		Number of shares of the Company to be issued upon exercise of the share options		
Date of grant	**Exercise price per share** HK$	**At 1.4.2001 & 1.4.2002**	**Lapsed during the year**	**At 31.3.2003**
18th December, 1998	0.6048	38,349,206	(38,349,206)	–
17th December, 1999	0.5552	16,100,000	–	16,100,000
		54,449,206	(38,349,206)	16,100,000

The outstanding options can be exercised at any time during a period of three years commencing on the expiry of six months after the date of acceptance of the options.

During the year, no options have been granted under the Initial Share Option Scheme.

Pursuant to a special general meeting held by the shareholders of the Company on 27th August, 2002, the Company has terminated the Initial Share Option Scheme and adopted a new share option scheme (the "New Share Option Scheme") in order to comply with the amended rules of Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Consequently, the Company can no longer grant any further options under the Initial Share option Scheme on its termination. However, all outstanding share options granted under the Initial Share Option Scheme remain in full force and effect.

(b) New Share Option Scheme

On 27th August, 2002, the Company adopted the New Share Option Scheme for the purpose of providing incentive or reward to any employees, executives or officers, directors of the Group or any invested entity and any celebrity, consultant, adviser or agent of any member of the Group or any invested entity, who have contributed or will contribute to the growth and development of the Group or any invested entity ("Eligible Person"). The New Share Option Scheme will remain in force for a period of ten years from that date.

33. SHARE OPTION SCHEMES *(Continued)*

(b) New Share Option Scheme *(Continued)*

Under the New Share Option Scheme, the directors of the Company may at their discretion grant options to any Eligible Person to subscribe for shares in the Company without consideration. The directors may at their discretion determine the specific exercise period which should expire in any event no later than ten years from date of adoption of the New Share Option Scheme. The exercise price is determined by the directors of the Company and will be at least the higher of: (i) the subscription price as is permissible under the Listing Rules from time to time; and (ii) the nominal value of the Company's shares.

The total number of shares of the Company in respect of which options may be granted under the New Share Option Scheme and any other share option scheme(s) of the Company shall not exceed 103,674,492 shares, representing 9.75% of the issued share capital of the Company as at the date of this report. Subject to the approval of the shareholders of the Company in general meeting, the limit may be refreshed to 10% of the total number of shares in issue as at the date of approval by the shareholders of the Company in general meeting. Notwithstanding the forgoing, the maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme and any other share option scheme(s) of the Company must not in aggregate exceed 30% of the total number of shares in issue from time to time.

The maximum number of shares of the Company in respect of which options may be granted to each Eligible Person under the New Share Option Scheme and any other share option scheme(s) of the Company (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of shares in issue from time to time unless such grant has been duly approved by shareholders of the Company at general meeting at which the Eligible Person and his associates (as defined in the Listing Rules) abstained from voting. Options granted to a substantial shareholder and/or an independent non-executive director or any of their respective associates (as defined in the Listing Rules) in any 12-month period in excess of 0.10% of total number of shares in issue and have an aggregate value exceeding HK$5 million must be approved by the shareholders of the Company in general meeting in advance.

No options have been granted under the New Share Option Scheme since its adoption.

34. RESERVES

	Share premium	Capital reserve *(note (a) below)*	Contributed surplus *(note (b) below)*	Accumulated profits	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
THE COMPANY					
At 1st April, 2001	219,807	3,126,941	155,846	73,470	3,576,064
Issue of shares under scrip dividend scheme	(4,426)	–	–	–	(4,426)
Credit arising on scrip dividends *(note 11)*	–	–	–	8,708	8,708
Share issue expenses	(535)	–	–	–	(535)
Transfer	–	–	(155,846)	155,846	–
Loss for the year	–	–	–	(177,542)	(177,542)
Dividends paid	–	–	–	(20,171)	(20,171)
At 31st March, 2002	214,846	3,126,941	–	40,311	3,382,098
Issue of shares under scrip dividend scheme	(2,627)	–	–	–	(2,627)
Credit arising on scrip dividends *(note 11)*	–	–	–	5,724	5,724
Share issue expenses	(188)	–	–	–	(188)
Transfer	–	(646,941)	–	646,941	–
Loss for the year	–	–	–	(246,808)	(246,808)
Dividends paid	–	–	–	(20,858)	(20,858)
At 31st March, 2003	212,031	2,480,000	–	425,310	3,117,341

Notes:

(a) The capital reserve of the Company comprises the credit arising from the cancellation of share premium and the reduction of paid up share capital upon capital reorganisation. The Company has given a guarantee in favour of, and entered into a letter of undertaking (the "Letter of Undertaking") with, a bank in connection with a loan agreement (the "Loan Agreement") entered into between certain subsidiaries of the Company and the bank. Pursuant to the Letter of Undertaking, so long as any sums remain outstanding under the Loan Agreement, the Company cannot, under certain circumstances, without the prior consent from the bank, reduce or distribute or use the capital reserve including the transfer to the contributed surplus account. During the year, an amount of approximately HK$646,941,000 was transferred from the capital reserve to accumulated profits for future distribution.

(b) The contributed surplus of the Company represented the difference between the underlying net assets of the subsidiaries acquired by the Company and the nominal amount of the Company's share capital issued as consideration for the acquisition.

Under the Companies Act 1981 of Bermuda, the contributed surplus account of the Company is available for distribution. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if:

(i) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or

(ii) the realisable value of the Company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

During the year ended 31st March, 2002, the contributed surplus was transferred to accumulated profits for future distribution.

34. RESERVES *(Continued)*

In the opinion of the directors, the Company's reserves available for distribution to shareholders at 31st March, 2003 amounted to approximately HK$425,310,000 (2002: HK$40,311,000).

35. ACQUISITION OF SUBSIDIARIES

In May 2002, the Group acquired the entire issued share capital of, and shareholder's loan to, Unicon Industrial Group Limited ("Unicon") for a cash consideration of HK$103,000,000. Unicon, together with its subsidiary, solely held certain leasehold land and buildings in Hong Kong with carrying value of HK$103,000,000. The effect of the acquisition is summarised as follows:

	2003 HK$'000	2002 HK$'000
Net assets acquired:		
Property, plant and equipment	**103,000**	–
Satisfied by:		
Cash paid	**103,000**	–

Unicon and its subsidiary did not make any significant impact on the Group's results and cash flows for the year.

36. DISPOSAL OF SUBSIDIARIES

As detailed in note 5, in December 2002 the Group disposed of the entire issued share capital of, and shareholder's loan to, Rosedale Hotel Group BVI for a cash consideration of HK$250,000,000. The effect of the disposal is summarised as follows:

	2003 HK$'000	2002 HK$'000
Net assets disposed of:		
Property, plant and equipment	**647,359**	–
Debtors, deposits and prepayments	**12,555**	–
Bank balances and cash	**595**	–
Creditors and accrued expenses	**(8,808)**	–
Bank loan	**(400,000)**	–
	251,701	–
Loss on disposal of subsidiaries	**(1,701)**	–
	250,000	–
Satisfied by:		
Cash received	**250,000**	–

36. DISPOSAL OF SUBSIDIARIES (Continued)

Analysis of net inflow of cash and cash equivalents in connection with the disposal of subsidiaries:

	2003 HK$'000	2002 HK$'000
Cash consideration received	250,000	–
Bank balances and cash disposed of	(595)	–
Net inflow of cash and cash equivalents in connection with the disposal of subsidiaries	249,405	–

The impacts on the Group's results and cash flows are disclosed in note 5.

37. MAJOR NON-CASH TRANSACTIONS

During the year, the Group had the following major non-cash transactions:

(a) Issue of additional shares as scrip dividends as set out in note 31.

(b) Receipt of scrip dividends of HK$7,307,000 (2002: Nil) from investment in an associate.

(c) An unsecured loan receivable of HK$42,000,000 (2002: Nil) has been settled as deposit paid for the acquisition of certain property interests in the PRC. The amount has been reclassified to debtors, deposits and prepayments.

38. RETIREMENT BENEFIT SCHEMES

The Group operates defined contribution retirement benefit schemes for qualifying employees. The assets of the schemes are separately held in funds under the control of trustees.

The cost charged to the income statement represents contributions payable to the funds by the Group at rates specified in the rules of the schemes. Where there are employees who leave the schemes prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions.

At the balance sheet date, there were no material forfeited contributions which arose upon employees leaving the schemes prior to their interests in the Group's contributions becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

With effective from 1st December, 2000, the Group has joined a mandatory provident fund scheme ("MPF Scheme"). The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at the rates specified in the rules. The only obligation of the Group with respect to MPF Scheme is to make the required contributions under the scheme. No forfeited contribution is available to reduce the contribution payable in the future years.

The retirement benefit scheme contributions arising from the MPF Scheme charged to the income statement represent contributions payable to the funds by the Group at the rates specified in the rules of the scheme.

39. CONTINGENT LIABILITIES

	THE GROUP		THE COMPANY	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Outstanding performance bonds in respect of construction contracts	**740,529**	607,447	–	–
Guarantees given to banks and financial institutions in respect of general banking facilities granted to:				
Subsidiaries	–	–	**1,510,955**	1,886,345
Associates	**2,419**	84,717	**2,419**	84,717
A jointly controlled entity	–	8,360	–	8,360
	742,948	700,524	**1,513,374**	1,979,422

In addition to the above, the Group has received claims for damages and injuries relating to its construction business. No provision has been made for these claims as they are either covered by insurance or will be indemnified by other parties.

40. OPERATING LEASE ARRANGEMENTS

(a) The Group as a lessee:

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises, which fall due as follows:

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Within one year	**1,015**	2,409
In the second to fifth year inclusive	**1,958**	908
After five years	**1,026**	476
	3,999	3,793

Leases are negotiated, and monthly rentals are fixed, for an average term of two years.

(b) The Group as a lessor:

At the balance sheet date, the Group had contracted with tenants for future minimum lease payments which fall due as follows:

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Within one year	**26,082**	28,808
In the second to fifth year inclusive	**10,298**	9,025
	36,380	37,833

The properties held have committed tenants for the next two years.

The Company did not have any significant operating lease arrangements at the balance sheet date.

41. PLEDGE OF ASSETS

At 31st March, 2003, certain of the Group's property, plant and equipment and debtors with an aggregate value of approximately HK$890,903,000 (2002: HK$1,553,970,000) and the issued shares of certain subsidiaries of the Company and the Group's benefits under certain construction contracts, have been pledged to banks and financial institutions to secure general credit facilities granted to the Group. Facilities amounting to approximately HK$726,135,000 (2002: HK$1,168,053,000) were utilised at 31st March, 2003.

42. COMMITMENTS

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of the acquisition of an associate	**36,660**	–

The Company did not have any significant capital commitment at the balance sheet date.

43. POST BALANCE SHEET EVENT

On 8th July, 2003, the Company and Hanny Holdings Limited ("Hanny") jointly announced that through Kingsway SW Securities Limited, they will make a voluntary conditional cash offer at the price of HK$0.10 for each share and HK$0.001 for each warrant of China Strategic respectively, other than those owned by the Company and Hanny and parties acting in concert with them, and to cancel all outstanding share options of China Strategic at HK$0.001 each. The Company and Hanny further jointly announced that after the purchase at the open market on 9th July 2003, the Company and Hanny and their concert parties are interested in 291,675,000 shares of China Strategic, representing approximately 35.16% of the issued share capital of China Strategic, thus triggering a mandatory offer during the offer period of a voluntary offer under Rule 26 of the Takeovers Code. The Company and Hanny have notified China Strategic that, to make the offer price more attractive to the shareholders of China Strategic, the offer price per share of China Strategic is to be increased from HK$0.10 to HK$0.139, representing an increase of 39%. The shares and warrants of China Strategic to be acquired by Kingsway SW Securities Limited will be distributed to the Company and Hanny in the same proportion.

Following the close of the offer, the Company and Hanny intend to take appropriate steps to ensure that not less than 25% of the shares of China Strategic will be held by the public.

44. RELATED PARTY TRANSACTIONS AND BALANCES

During the year, the Group entered into the following transactions with its related parties:

Class of related party	**Nature of transactions**	**2003 HK$'000**	2002 HK$'000
Associates of the Group	Construction works charged by the Group	**2,809**	177,418
	Purchase of concrete products by the Group	**6**	145
	Subcontracting fees charged to the Group	**9,839**	57,192
	Interest income charged by the Group	**-**	4,975
	Loan commitment fee charged by the Group	**113**	236
	Rentals and related building management fee charged by the Group	**3,073**	3,667
	Service fees charged to the Group	**70**	493
	Purchase of equipment by the Group	**-**	832
	Project management fees charged to the Group	**15,000**	-
Jointly controlled entities of the Group	Construction works charged by the Group	**1,337**	11,257
	Project management fees charged by the Group	**5,000**	6,125
	Subcontracting fees charged to the Group	**242,639**	350,683
	Service fees charged by the Group	**276**	342
Subsidiaries of ITC	Rentals and related building management fee charged by the Group	**748**	247
	Purchase of building materials and related installation works by the Group	**551**	882
	Sales of motor car registration mark	**790**	-
Associates of ITC	Rentals and related building management fee charged by the Group	**8,246**	8,049
	Interest income charged by the Group	**8,128**	7,221
Other related companies	Rental and related building management fee charged by the Group	**4,613**	-
	Interest income charged by the Group	**4,569**	-
	Subcontracting fees charged by the Group	**371**	-
	Project management fees charged by the Group	**2,321**	-
	Purchase of medicine and health products by the Group	**374**	-
	Service fees charged to the Group	**802**	-

Other related companies are companies under common directorship or common control with ITC.

44. RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

The above transactions were carried out on the following bases:

(a) Construction works and subcontracting fees were charged at market price or, where no market price was available, at terms determined and agreed by both parties.

(b) Purchase of equipment, medicine and health products, concrete products and building materials and sales of motor car registration number were carried out in accordance with the negotiated prices.

(c) Interest was charged by reference to the principal outstanding and at the interest rate determined and agreed by both parties.

(d) Building management fee, service fee, project management fee and loan commitment fee were charged at the pre-agreed rates.

(e) Rentals were charged at the pre-agreed fixed monthly amounts.

Details of the balance with associates, jointly controlled entities and related companies at the balance sheet date are set out in notes 17, 18, 21, 24 and 27.

45. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

(a) Particulars of the Company's principal subsidiaries at 31st March, 2003 are as follows:

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Company */ subsidiaries %	Percentage of issued share capital/ registered capital attributable to the Group %	Principal activities
Calisan Developments Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Corless Limited	British Virgin Islands	US$2 ordinary shares	100	100	Investment holding
Cycle Company Limited	Hong Kong	HK$2 ordinary shares	100	100	Property investment and holding
		HK$2 non-voting deferred shares *(note (i) below)*	–	–	
DH Holdings Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Full Winners Limited	Hong Kong	HK$2 ordinary shares	100	100	Property sale and holding
Gunnell Properties Limited	British Virgin Islands	US$1 ordinary share	100	100	Property investment and holding

45. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES (Continued)

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Company */ subsidiaries %	Percentage of issued share capital/ registered capital attributable to the Group %	Principal activities
Hamker Concrete Products Limited	Hong Kong	HK$5,000,000 ordinary shares	70	70	Manufacturing and trading of concrete products
Nation Cheer Investment Limited	Hong Kong	HK$1,200,000 ordinary shares	100	100	Securities investment and trading
Paul Y. - CREC Engineering Co., Limited	Hong Kong	HK$10 ordinary shares	70	70	Civil engineering
Paul Y. - CREC Joint Venture	Hong Kong	– *(note (ii) below)*	70	70	Civil engineering
Paul Y. - ITC (E & M) Contractors Limited	Hong Kong	HK$20,000,000 ordinary shares	99.9998	99.9998	Provision of electrical, mechanical and building services
Paul Y. - ITC Construction Group Limited	Hong Kong	HK$2 ordinary shares	100	100	Investment holding
		HK$1,000,000 non-voting deferred shares *(note (iii) below)*	–	–	
Paul Y. - ITC Construction Limited	Hong Kong	HK$102,000,000 ordinary shares	100	100	Building construction
Paul Y. - ITC Construction & Engineering Co. Limited	Hong Kong	HK$42,000,000 ordinary shares	100	100	Building construction and specialist works
Paul Y. - ITC General Contractors Limited	Hong Kong	HK$36,000,000 ordinary shares	100	100	Civil engineering and building construction
Paul Y. - ITC Interior Contractors Limited	Hong Kong	HK$2 ordinary shares	100	100	Interior decoration works
Paul Y. - ITC Investments Group Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Paul Y. - ITC Management Limited	Hong Kong	HK$2 ordinary shares	100	100	Management services
Paul Y. - ITC Plant Hire Limited	Hong Kong	HK$2 ordinary shares	100	100	Hire of motor vehicles and plant and machinery

45. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES (Continued)

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Company */ subsidiaries %	Percentage of issued share capital/ registered capital attributable to the Group %	Principal activities
Paul Y. Building Management Limited	Hong Kong	HK$2 ordinary shares	100	100	Property management services
Paul Y. Construction Company, Limited	Hong Kong	HK$2 ordinary shares	100	100	Civil engineering, building construction and investment holding
		HK$50,000,000 non-voting preferred shares *(note (iv) below)*	–	–	
Paul Y. Foundation Holdings Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Paul Y. Foundation Limited	Hong Kong	HK$10,000,000 ordinary shares	100	100	Civil engineering and foundation works
Paul Y. Properties Group Limited	British Virgin Islands	US$1 ordinary share	100*	100	Investment holding
Paul Y. Tunnel Engineering Co. Limited	Hong Kong	HK$2 ordinary shares	100	100	Civil engineering
Skylink Enterprises Limited	Hong Kong	HK$10 ordinary shares	100	100	Holding of land use right
Tai Shan Paul Y. Construction Co., Ltd.	PRC	US$5,005,340 registered capital *(note (v) below)*	100	100	Civil engineering and building construction
Technico Investments Limited	Hong Kong	HK$2 ordinary shares	100	100	Holding of land use right
Unicon Concrete Products (HK) Limited	Hong Kong	HK$12,000,002 ordinary shares	100	100	Manufacturing and trading of concrete products
Unicon Industrial Limited	Hong Kong	HK$2 ordinary shares	100	100	Property holding
Unistress Concrete Products (H.K.) Limited	Hong Kong	HK$200 ordinary shares	100	100	Manufacturing and trading of concrete products
		HK$1,000,000 non-voting deferred shares *(note (iii) below)*	100	100	
Unistress Group Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding

45. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES *(Continued)*

All of the above subsidiaries operate in Hong Kong except Hamker Concrete Products Limited and Tai Shan Paul Y. Construction Co., Ltd. which operate in the PRC.

All of the above subsidiaries are private limited companies except Paul Y. - CREC Joint Venture which is an unincorporated business.

Notes:

(i) The holders of the non-voting deferred shares are not entitled to vote, are not entitled to any dividends unless the net profits of the company available for dividend exceed HK$100,000,000,000,000 in which case they should be entitled to a fixed non-cumulative dividend at the rate of 5% per annum for any financial year and are, on winding up, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$100,000,000,000,000 has been distributed to the holders of the ordinary shares of the company.

(ii) No capital has been contributed by the joint venture partners of the joint venture.

(iii) The holders of the non-voting deferred shares are not entitled to vote, are not entitled to any dividends for any financial year and are, on winding up or otherwise, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$100,000,000,000,000 has been distributed to the holders of the ordinary shares of the company.

(iv) The holders of the non-voting preferred shares are not entitled to vote, are not entitled to any dividends unless the net profits of the company available for dividend exceed HK$100,000,000,000 in which case they should be entitled to a fixed non-cumulative dividend at the rate of 5% per annum for any financial year and are, on winding up, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$10,000,000,000 has been distributed to the holders of the ordinary shares of the company.

(v) The company is a sino-foreign equity joint venture company.

(b) Particulars of the Company's principal associates at 31st March, 2003 are as follows:

Name of associate	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/registered capital attributable to the Group %	Principal activities
ThyssenKrupp Elevator (HK) Limited (formerly Bongear Elevator (HK) Limited)	Hong Kong	HK$116,800,000 ordinary shares	22.1	Elevators and escalators installation and maintenance
Downer EDI Limited ("Downer")	Australia	A$484,870,365 ordinary shares	36.6	Investment holding
Hong Pak Engineering Limited	Hong Kong	HK$100,000 ordinary shares	25.5	Elevators and escalators maintenance
Paul Y. - CREC Construction Co., Limited	Hong Kong	HK$100 ordinary shares	50.0	Civil engineering
Paul Y. - SELI Joint Venture	Hong Kong	- *(note (i) below)*	50.0	Civil engineering
Zhujiang Kwan On Concrete Products Co., Ltd.	PRC	RMB6,320,000 registered capital *(note (ii) below)*	50.0	Manufacturing and trading of concrete products

45. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES *(Continued)*

All of the above associates are private limited companies except (i) the joint ventures which are unincorporated businesses and (ii) Downer which is listed in Australia and New Zealand.

All of the above associates are held by the Company indirectly.

Notes:

(i) No capital has been contributed by the joint venture partners of this joint venture.

(ii) The company is a sino-foreign equity joint venture company.

(c) Particulars of the Company's jointly controlled entities at 31st March, 2003 are as follows:

Name of jointly controlled entity	Place of incorporation	Issued and fully paid share capital	Percentage of issued share capital attributable to the Group %	Principal activities
DL & PY JV Limited	Hong Kong	HK$2 ordinary shares	50	Civil engineering
Paul Y. - Penta-Ocean Joint Venture	Hong Kong	– *(note below)*	50	Civil engineering

Note: No capital has been contributed by the joint venture partners, although the Group has contributed working capital amounting to HK$5,000,000 to this joint venture.

The above tables list the subsidiaries and associates of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the directors, result in particulars of excessive length.

	For the year ended 31st March,				
	1999	2000	2001	2002	**2003**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
RESULTS					
Group turnover	11,748,746	11,111,678	10,803,255	5,343,810	**3,636,182**
(Loss) profit before taxation	(970,227)	238,152	(313,144)	125,243	**(316,718)**
Taxation	(41,303)	(96,303)	(49,953)	(47,935)	**(32,496)**
(Loss) profit before minority interests	(1,011,530)	141,849	(363,097)	77,308	**(349,214)**
Minority interests	92,202	(56,603)	(91,343)	(6,605)	**498**
(Loss) profit for the year	(919,328)	85,246	(454,440)	70,703	**(348,716)**

	At 31st March,				
	1999	2000	2001	2002	**2003**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
ASSETS AND LIABILITIES					
Total assets	12,120,536	10,886,959	6,176,878	6,192,999	**4,868,991**
Total liabilities	(8,193,497)	(6,911,448)	(3,326,814)	(3,182,305)	**(2,141,830)**
Minority interests	(829,155)	(638,095)	(15,162)	(15,664)	**(15,560)**
Shareholders' funds	3,097,884	3,337,416	2,834,902	2,995,030	**2,711,601**

INVESTMENT PROPERTIES

Location	Purpose	Term of lease	Group interest %
Paul Y. Centre 51 Hung To Road Kwun Tong Kowloon Hong Kong	Industrial/Office	Medium term	100
In-Zone Shopping Arcade 125 Wanchai Road Wanchai Hong Kong	Commercial	Long term	100
57/F and 60/F Shun Hing Square Shenzhen PRC	Commercial	Medium term	100

保華德祥建築集團有限公司

（於百慕達註冊成立之有限公司）

PAUL Y. ITC

年報

2003












目　錄

營業額(十億港元)


12.1
11.4
11.1
8.8
7.6
99
00
01
02
03

總資產(十億港元)


12.1
10.9
6.2
6.2
4.9
99
00
01
02
03

資本負債比率


1.49
1.09
0.41
0.43
0.29
99
00
01
02
03

	二零零三年 百萬港元	二零零二年 百萬港元	百分率 變動
營業額			
本公司及附屬公司	**3,636.2**	5,343.8	- 32%
攤佔聯營公司及共同控制機構	**3,966.0**	3,466.0	+ 14%
	7,602.2	8,809.8	- 14%
未計利息及稅前(虧損)盈利			
本公司及附屬公司	**(412.9)**	19.4	- 2228%
出售及攤薄附屬公司及 聯營公司權益所致虧損	**(6.4)**	(6.7)	- 4%
攤佔聯營公司及共同控制機構	**118.8**	112.5	+ 6%
未計利息及稅前(虧損)盈利	**(300.5)**	125.2	- 340%
利息收入	**9.6**	38.3	- 75%
融資成本	**(25.8)**	(38.3)	- 33%
稅前(虧損)溢利	**(316.7)**	125.2	- 353%
稅項	**(32.5)**	(47.9)	- 32%
未計少數股東前(虧損)溢利	**(349.2)**	77.3	- 552%
少數股東權益	**0.5**	(6.6)	- 108%
年度(虧損)溢利	**(348.7)**	70.7	- 593%

發行股份(百萬股)	**1,063**	1,037	+ 3%
每股資產淨值(港元)	**2.6**	2.9	- 10%
每股(虧損)盈利(港元)	**(0.335)**	0.071	- 572%
每股股息(港元)	**0.02**	0.02	0%

總資產	**4,869.0**	6,193.0	- 21%
速動資產	**1,821.7**	2,403.2	- 24%
流動資產淨值	**523.6**	467.5	+ 12%
股東資金	**2,711.6**	2,995.0	- 9%

流動比率	**1.35**	1.20	+ 13%
速動比率	**1.22**	1.04	+ 17%
資本負債比率	**0.29**	0.43	- 33%
長期負債/資本比率	**0.24**	0.28	- 14%

	二零零三年 百萬港元	二零零二年 百萬港元	百分率 變動
營業額按業務分析			
樓宇建築	**2,283.7**	3,172.7	- 28%
土木工程	**665.7**	1,671.4	- 60%
專項工程	**720.3**	586.9	+ 23%
建築材料	**18.0**	29.3	- 39%
工程及基建	**3,801.8**	3,064.5	+ 24%
酒店及餐飲	**48.6**	68.6	- 29%
物業出租及出售	**64.1**	216.4	- 70%
合共	**7,602.2**	8,809.8	- 14%

營業額按業務分析


樓宇建築
30.0%
土木工程
8.8%
專項工程
9.5%
建築材料
0.2%
工程及基建
50.0%
酒店及餐飲
0.6%
物業出租及出售
0.9%

未計利息及税前盈利按業務分析

	二零零三年 百萬港元	二零零二年 百萬港元	百分率 變動
樓宇建築	**(38.2)**	11.1	- 444%
土木工程	**(50.2)**	28.5	- 276%
專項工程	**(55.3)**	(25.1)	- 120%
建築材料	**(21.0)**	(18.9)	- 11%
工程及基建	**121.8**	110.0	+ 11%
酒店及餐飲	**(2.0)**	(13.6)	+ 85%
物業出租及出售	**26.0**	50.3	- 48%
投資	**(281.6)**	(17.1)	- 1547%
合共	**(300.5)**	125.2	- 340%

營業額按地區分析

	二零零三年 百萬港元	二零零二年 百萬港元	百分率 變動
香港	**3,770.6**	5,660.0	- 33%
中國	**29.8**	85.3	- 65%
東南亞及大洋洲	**3,801.8**	3,064.5	+ 24%
合共	**7,602.2**	8,809.8	- 14%

營業額按地區分析


香港
49.6%
中國
0.4%
東南亞及大洋洲
50.0%

未計利息及税前盈利按地區分析

	二零零三年 百萬港元	二零零二年 百萬港元	百分率 變動
香港	**(419.7)**	27.7	- 1615%
中國	**2.1**	(5.8)	+ 136%
東南亞及大洋洲	**117.1**	103.3	+ 13%
合共	**(300.5)**	125.2	- 340%

董事局

陳國強*(主席)*
劉高原*(副主席)*
陳佛恩*(董事總經理)*
黃永灝*(副董事總經理)*
周美華
張漢傑
羅文華
李漢潮
張定球
郭少強

秘書

梅靜紅

律師

許拔史密夫律師行*(香港)*
Conyers Dill & Pearman*(百慕達)*

核數師

德勤 • 關黃陳方會計師行

主要往來銀行

中國銀行(香港)有限公司
法國巴黎銀行
CEF (Capital Markets) Limited
中信嘉華銀行有限公司
香港上海滙豐銀行有限公司
永亨銀行有限公司

註冊辦事處

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要營業地點

香港
九龍觀塘
鴻圖道51號
保華企業中心31樓
電話：(852) 2831 8338
傳真：(852) 2833 1030

股份過戶登記總處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

股份過戶登記分處

秘書商業服務有限公司
香港
灣仔
告士打道56號
東亞銀行港灣中心地下

網址

http://www.pyitc.com

股份代號

香港聯交所	498
路透社	0498.HK
彭博	498 HK
ADR Level 1 Programme	PYCHY

茲通告保華德祥建築集團有限公司(「本公司」)訂於二零零三年九月八日星期一上午十一時三十分假座香港九龍觀塘鴻圖道51號保華企業中心11樓舉行股東週年大會，藉以處理下列事項：

1. 省覽截至二零零三年三月三十一日止年度之經審核賬目、董事局報告書及核數師報告書。

2. 宣派截至二零零三年三月三十一日止年度之末期股息。

3. 重選退任董事並釐定董事酬金。

4. 續聘核數師並授權董事局釐定其酬金。

5. 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

(A) 「**動議**待香港聯合交易所有限公司上市委員會批准因行使根據本公司於二零零二年八月二十七日採納之購股權計劃(「該計劃」)可能授出之購股權而須予發行之本公司股本中每股面值0.10港元之股份(「股份」)(即最多為通過本決議案日期已發行股份之10%)上市及買賣後，批准重訂按該計劃及本公司所有其他購股權計劃授出之購股權，最多為通過本決議案之日期已發行股份之10%(「重訂授權限額」)，並授權本公司董事執行任何行動及簽訂任何文件以使重訂授權限制得以生效。」

(B) 「**動議**：

(i) 在本決議案(iii)分段之限制下，一般及無條件批准本公司董事局在有關期間(如下文所定義)內行使本公司所有權力，以配發、發行並處置本公司股本中之新股份，並作出或授予可能須行使此等權力之售股建議、協議及購股權；

(ii) 本決議案(i)分段之批准授權本公司董事局在有關期間內作出或授予可能須於有關期間終止後行使此等權力之售股建議、協議及購股權；

(iii) 本公司董事局依據本決議案(i)分段獲批准配發或同意有條件或無條件配發(不論是否依據購股權或其他)及發行之股本面值總額(向股東配售新股(如下文所定義)而配發者或任何可認購本公司股份之未行使認股權證或可轉換為本公司股份之證券之認購權或換股權行使而配發者或依據本公司之優先認股權計劃而配發者除外)，不得超過本公司於本決議案日期之已發行股本面值總額百分之二十，而上述批准亦須受此數額限制；及

(iv) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之最早日期止之期間：

(a) 本公司下屆股東週年大會結束；

(b) 依照本公司之公司細則或任何適用之法例規定須舉行下屆股東週年大會之期限屆滿時；及

(c) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案所載列之授權。

「配售新股」乃指本公司董事局於指定期間向於指定記錄日期名列股東名冊之股份持有人按其當時持股比例發售新股(惟本公司董事局有權在必須或權宜之情況下就零碎股權或香港以外任何地區之法律限制或責任及任何認可管制機構或證券交易所之規定而取消若干股東在此方面之權利或另作安排)。」

(C)「**動議**：

(i) 在本決議案(ii)分段之限制下，一般及無條件批准本公司董事局在有關期間（如下文所定義）內行使本公司所有權力，以購回本公司已發行股本中之股份，並作出可能須行使此等權力之售股建議、協議及購股權，惟須遵守所有適用法例及本公司之公司細則之規定；

(ii) 本公司依據本決議案(i)分段批准有關期間內購回之本公司股本面值總額，不得超過本公司於本決議案日期之已發行股本面值總額百分之十，而上述批准亦須受此數額限制；及

(iii) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之最早日期止之期間：

(a) 本公司下屆股東週年大會結束；

(b) 依照本公司之公司細則或任何適用之法例規定須舉行下屆股東週年大會之期限屆滿時；及

(c) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案所載列之授權。」

(D)「**動議**在召開本大會通告第5(C)項決議案獲得通過之條件下，本公司依據董事局按上文第5(C)項決議案所述之授權而購回本公司已發行股本之面值總額，可計入本公司董事局依據召開本大會通告第5(B)項決議案可配發或同意有條件或無條件配發及發行之股本面值總額內。」

6. 處理本公司任何其他普通事項。

承董事局命

秘書
梅靜紅

香港，二零零三年七月二十一日

主要營業地點：
香港
九龍觀塘
鴻圖道51號
保華企業中心31樓

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

附註：

1. 凡有權出席上述大會及於會上投票之股東有權委任一位代表代其出席大會及投票。受委代表毋須為本公司之股東。

2. 茲隨附上述大會之代表委任表格。代表委任表格連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或其他授權文件副本，必須於大會或其任何續會指定召開時間48小時前送交香港九龍觀塘鴻圖道51號保華企業中心31樓本公司主要營業地點，方為有效。

3. 本公司將由二零零三年十月二日星期四至二零零三年十月六日星期一（包括首尾兩日）暫停辦理股份過戶登記手續，以確定擬派之末期股息款額。在上述期間不會登記股份之轉讓。如欲獲派擬派之末期股息，則須於二零零三年九月三十日星期二下午四時前將所有股份過戶文件，連同有關股票送交本公司之香港股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

本人欣然向股東提呈本集團截至二零零三年三月三十一日止年度之年報

回顧

財務表現及狀況

於截至二零零三年三月三十一日止財政年度，本集團之綜合營業額降至約3,636,000,000港元，與去年比較，減幅為32%，主因是香港建築業持續衰退。

由於香港建築工程業內之競爭加劇，加上建築工程項目之投標價格下降，本集團之毛利下跌86%至約24,000,000港元，並錄得業務虧損260,000,000港元，而去年則錄得溢利18,000,000港元。鑑於物業市道持續不景，本地經濟環境欠佳，本集團已作出合共209,000,000港元之撥備，其中110,000,000港元乃就物業、機械及設備之減值虧損提撥，其餘99,000,000港元則為就投資物業重估虧損提撥。此外，本公司亦錄得投資總虧損（淨額）32,000,000港元。

攤佔聯營公司及共同控制機構業績錄得溢利約119,000,000港元，此增長乃主要來自Downer EDI Limited（「Downer」）之貢獻，蓋因本集團攤佔Downer在年內之業績乃根據Downer由二零零二年一月一日起至二零零二年十二月三十一日止十二個月之業績計算，而去年之比較數字則根據Downer由二零零一年四月一日起至二零零一年十二月三十一日止九個月之業績計算。稅項約32,000,000港元主要因收取Downer派發之股息招致海外稅項及攤佔其所得稅款而產生。年度虧損為349,000,000港元，而每股基本虧損則為33.5港仙。

與本集團上年度結束時之財政狀況相比，由於本集團出售其酒店物業及業務，故本集團之總資產減少21%至4,869,000,000港元，惟流動資產淨值卻增加12%至約524,000,000港元。流動資產因而有所改善，由相當於流動負債之1.2倍上升至1.3倍。於本年度結束時，資產負債淨額比率微跌0.03至0.2倍。因本集團於Downer之權益乃以澳元計算，而澳元年內升值，導致滙兑儲備出現約達81,000,000港元之變動，計入年內派發15,000,000港元之股息，以及錄得349,000,000港元之虧損，股東資金減少9%至2,712,000,000港元。

經營業務之現金流出淨額約為11,000,000港元，而投資及融資之現金流出淨額則為296,000,000港元，導致本年度之現金淨額減少約307,000,000港元。

業務

合約工程及建築材料

年內，本集團取得之新工程合約總值約2,536,000,000港元，其中約2,084,000,000港元為樓宇建築工程合約、約191,000,000港元為土木工程合約，以及約261,000,000港元為專項工程合約。於本年度結束時，持有工程合約價值及尚餘之工程價值相較上一個財政年度結束時分別下降29%至約10,358,000,000港元及18%至約4,935,000,000港元。


於二零零三年三月三十一日之持有合約
持有工程合約價值
10,358,000,000港元
餘下工程價值
4,935,000,000港元
79.0% 樓宇建築工程 85.4%
13.0% 土木工程 6.2%
8.0% 專項工程 8.4%

於本年度結束後，本集團取得之其他新合約總值約為1,765,000,000港元，其中約542,000,000港元為樓宇建築工程合約、約938,000,000港元為土木工程合約及約285,000,000港元為專項工程合約。該等新取得之合約包括東涌站發展項目第四及第五期(合約金額達500,000,000港元)及元朗公路擴闊工程(合約金額達678,000,000港元)。

香港之建築工程項目總值持續下降。政府一直致力修訂房屋政策，特別是削減根據居者有其屋計劃擬興建之住宅單位，因此公營機構在過往兩年內大幅削減樓宇建築工程。憑藉良好信譽、豐富經驗及優良技術，本集團在逆境之中依然能夠在私營機構方面取得新樓宇建築工程合約，補償在公營機構收益方面之損失。儘管如此，市場上之建築工程數目大幅減少，競爭更為激烈，本集團亦難獨善其身，合約工程業務之營業額及邊際溢利亦難免下降。因此，本集團之樓宇建築工程、土木工程及專項工程三大合約工程業務範疇均錄得虧損。

建築材料部門年內縮減業務規模，將經營虧損維持在約21,000,000港元，與去年之水平相若。

主要合約

	二零零三年三月三十一日持有工程合約價值 百萬港元	二零零三年三月三十一日餘下工程價值 百萬港元
中環長江集團中心	2,890	82
數碼港住宅發展工程(合約R1a及R1b)	2,558	2,241
青衣酒店上蓋工程第2期	1,020	777
南丫發電站擴建計劃之地盤平整工程	684	91
將軍澳73A區第3期	490	201
石硤尾邨第1期	397	397
譚臣道121-131號及菲林明道2-10號之上蓋工程	288	272
香港喜來登酒店客房翻新工程	231	82
亞太衛星於大埔工業村之電訊港上蓋工程	173	74
其他	1,627	718
總計	**10,358**	**4,935**

本集團年內以代價103,000,000港元，購入一項工業用途綜合物業之100%權益。該物業位於元朗，擬用作為製造預製混凝土產品之場地。由於市場對預製混凝土建築組件之需求減少，本集團決定擱置重建計劃，並按該物業之估計可收回金額在賬目中作出撥備。

物業、酒店及餐飲業務

本集團之投資物業組合包括本集團位於觀塘之總部保華企業中心、位於灣仔之購物商場國泰新域及位於中國之若干投資物業。

儘管年內投資物業之整體租金有所下調，幸而佔用率依然維持在令人滿意之水平，本年度結束時，保華企業中心之佔用率維持在約92%左右。由於零售市道仍然疲弱，國泰新域之出租率則約為75%。完成出售國泰新宇餘下之數個住宅單位後，本集團成功將全部持作轉售用途之物業出售套現。

於二零零二年七月，本集團訂立一項協議，以250,000,000港元之代價向中策集團有限公司(「中策」)之一間聯營公司珀麗酒店集團有限公司(「珀麗」，前稱中國置地集團有限公司)出售酒店物業及業務。是項交易已於二零零二年十二月二日完成。

本集團年內就兩幅位於中國廣東台山市之土地訂立土地使用權出讓合同，涉及之出讓金額合共約為42,000,000港元。該等物業可作商業、金融及住宅發展用途，並將會在本年度內以交吉及平整地盤之形式交付予本集團。

主要聯營公司－DOWNER

截至二零零二年六月三十日止年度及截至二零零二年十二月三十一日止六個月，Downer分別錄得2,430,000,000澳元(10,458,000,000港元)及1,211,000,000澳元(5,210,000,000港元)之收入，以及除稅後溢利淨額56,000,000澳元(243,000,000港元)及22,000,000澳元(94,000,000港元)。於本年底結束時，本集團持有Downer之354,674,194股股份，約相當於其當時已發行普通股本之36.57%，而按全面攤薄基準計算，則約相當於32.25%。

Downer為澳洲證券交易所150家頂尖上市公司之一，亦在紐西蘭證券交易所上市，擁有資產總值約18億澳元(84億港元)，僱員人數逾10,000人。Downer為澳洲、紐西蘭、亞洲及亞太區之採礦、電力、鐵路、資源、道路及電訊業提供全面之工程及基建管理服務。該公司之服務範疇由同樣擁有所專注核心業務之五個經營部門提供，此等專注核心業務包括於工程、設計及資產管理及維修保養之增值技巧，為客戶提供單一來源解決方案。

Downer之部門為Downer Engineering(工程部門)、Works Infrastructure(基建部門)、Roche Mining(採礦部門)、EDI Rail(鐵路部門)及Century Resources(資源服務部門)。

主要投資－中策

於年結日，本集團於中策持有14.55%股權。中策為一間多元化投資控股公司，其證券於香港聯合交易所有限公司(「香港聯交所」)上市。該公司從事輪胎製造、製造、零售及分銷中西藥及健康食品，以及投資基建項目業務。

流動資金及資本來源

本集團就其整體業務營運採納審慎之資金及財務政策，設有多項信貸作為其所需之營運資金。年內，本集團獲296,000,000港元之新借銀行貸款。有關款項已用作一般營運資金。本集團之貸款按市場息率計息，還款期由一年至十年不等。於二零零三年三月三十一日，本集團借款共約782,000,000港元，其中144,000,000港元須於一年內償還，另外638,000,000港元須於一年後償還。於二零零三年三月三十一日之現金結餘為236,000,000港元。

於年終時，本集團全部借款均按浮動息率計息，並以港元為單位。於出售其酒店物業及相關按揭貸款後，按借款總額約782,000,000港元及本集團之股東資金2,712,000,000港元計算，本集團之資本負債比率由去年年終時之0.43大幅下跌至0.29。

僱員數目、酬金政策及購股權計劃

如計及本集團之董事，於二零零三年三月三十一日，本集團共聘用約1,260名全職僱員。酬金包括薪金及按表現個別發放之年終獎金。年內概無任何購股權獲批授或行使。

資產抵押

於二零零三年三月三十一日，本集團總值約891,000,000港元之若干物業及應收賬項，以及本公司若干附屬公司之已發行股份連同若干建築合約之收益已抵押予銀行及財務機構，為本集團取得一般信貸融資。

或然負債

於本年度結束時，本集團有若干或然負債，其中包括仍然有效之建築合約履約擔保書，涉及款額741,000,000港元，另因聯營公

司所獲一般銀行信貸而向銀行及財務機構提供之擔保，涉及款額2,000,000港元。

收購本公司股份及認股權證之現金收購建議

於二零零二年十月，英高財務顧問有限公司代表德祥企業集團有限公司(「德祥企業」)之全資附屬公司Hollyfield Group Limited提出現金收購建議，藉以收購本公司之所有股份及認股權證，惟德祥企業或其全資附屬公司已經擁有之股份及認股權證除外。據此，於二零零二年十二月收購建議結束時，德祥企業間接持有本公司已發行股本超過50%，故成為本公司之最終控股公司。

結算日後事項

於二零零三年七月八日，本公司與錦興集團有限公司(「錦興」)聯合發表公佈，表示彼等將會透過滙富証券有限公司，分別以每股中策股份0.10港元及每份中策認股權證0.001港元之價格，提出自願有條件現金收購建議，以收購並非由本公司及錦興及彼等之一致行動人士擁有之中策股份及認股權證，並以每份購股權0.001港元之價格註銷中策所有未行使之購股權。本公司及錦興再發表聯合公佈，提述於二零零三年七月九日在公開市場之購買事宜後，本公司及錦興及彼等之一致行動人士擁有中策291,675,000股之權益，佔中策已發行股本約35.16%，因而須根據收購守則第26條之規定於自願收購建議期間進行強制性收購。本公司及錦興已通知中策，提出更吸引中策股東之收購價，中策每股股份之收購價將由0.10港元增至0.139港元，增幅為39%。滙富証券有限公司將予收購之中策股份及認股權證將會以相同比例分派予本公司及錦興。

於收購完成後，本公司及錦興有意採取適當措施，確保公眾將持有中策不少於25%普通股。

已發行證券

於年終時，已發行股份共1,063,016,037股，另有合共認購16,100,000股股份之尚未行使購股權，其認購價依然為每股0.5552港元。年內，概無任何購股權獲授出或行使，而可認購超過38,349,206股股份之購股權已於年內失效並註銷，其認購價為每股0.6048港元。年內，本公司透過以股代息方式發行合共26,271,113股股份。

於本年度結束時，本公司共有204,920,349份尚未行使之認股權證(「2003年認股權證」)，賦予持有人權利可按初步認購價每股0.40港元，以現金認購最多價值82,000,000港元之每股0.10港元股份。該等認股權證可於二零零三年八月二十九日或之前隨時行使，而截至二零零三年三月三十一日，概無任何認股權證獲行使。

末期股息

董事局通過建議向二零零三年十月六日辦公時間結束時名列本公司股東名冊之股東派付截至二零零三年三月三十一日止年度末期股息每股1仙(二零零二年：每股1仙)。預期末期股息會以郵寄方式約於二零零三年十月三十一日派付予股東。

此外，董事局並擬透過以股代息方式派付末期股息，惟股東可選擇收取現金以代替部份或全部有關股息。根據以股代息建議將予發行之股份之市值，將按本公司股份於截至二零零三年十月六日止連續三個交易日之平均收市價減該平均價5%之折讓或股份面值(以較高者為準)計算。以股代息建議須待香港聯交所批准將予發行之新股份上市及買賣及在本公司應屆股東週年大會上通過有關批准末期股息之普通決議案後方可作實。一份載有以股代息建議全部詳情之通函，將連同選擇表格一併寄予各股東。

二零零三年認股權證附帶之認購權屆滿

認股權證持有人務請注意，二零零三年認股權證將於緊隨二零零三年八月二十九日下午四時後屆滿。一份載有二零零三年認股權證屆滿詳情之通函將會盡快寄予各認股權證持有人。

購買、出售或贖回本公司之上市證券

於截至二零零三年三月三十一日止年度內，本公司或其任何附屬公司概無購買、出售或贖回本公司之上市證券。

展望

政府於二零零二年十一月公佈經修訂房屋政策，旨在恢復公眾人士對本地物業市場之信心。政府頒佈九項救市措施，其中包括(但不只限於)終止一切計劃中之土地拍賣、暫停供應新土地之申請及停建居者有其屋計劃樓宇單位等，以期能夠在未來數年內減低住宅市場(特別是公營樓宇)供應量。該等措施難免會使本地建築業市道進一步惡化，投標機會將會減少，繼而加劇市場競爭。預期投標價格將會維持在低水平，甚至會進一步下調。於二零零三年五月，政府決定暫停添馬艦發展項目，並會在六個月內完成政府支出優先次序之檢討。此舉將會為本地建築市場復甦增添不明朗因素。

本集團將會繼續實施削減成本及精簡措施，旨在充份提升成本效益，以應付市場上日益激烈之挑戰。憑藉全面化之技術、有目共睹之往績及多元化之客戶基礎，本集團致力維持本身在私營機構方面之市場佔有率，並已取得多項大型工程合約，例如數碼港住宅發展工程R1a及R1b以及青衣酒店發展工程第二期等。本年度結束後，本集團再獲判其他大型工程合約，包括東涌住宅發展項目及元朗公路擴闊工程，合約總額達1,765,000,000港元。本集團有信心日後會取得更多新工程項目。

儘管本集團以香港為業務基地，惟國內市場亦蘊藏龐大之業務發展機會，故本集團亦會把握時機，在國內大展拳腳。簽訂更緊密經貿關係安排後，國內市場將會更自由開放，使本集團在國內實行發展計劃步伐加快。本集團亦會再探討其投資計劃，以期在更緊密經貿關係安排中獲益。

隨著全球興起外判熱潮，Downer在澳洲及南太平洋地區正處於有利陣地，預期藉著向採礦、電力、鐵路、道路及電訊業等目標市場之客戶提供全面服務，Downer之業務將會穩步增長。根據往績，Downer之盈利一直穩定增長，董事有信心Downer將有助本集團繼續維持穩定之收入來源，並且為本集團提升投資價值。

展望將來，本集團會藉著進軍已覓得理想業務商機之不同地區市場(惟本集團主要專注於中國市場)及投資於盈利增長力強勁之項目，繼續實行多元化發展業務及分散投資之策略。在排除意外情況下，本集團有能力把握新機會及應付日後之挑戰。

致謝

本人謹藉此機會代表董事局感謝年內股東之鼎力支持，管理層及全體員工之竭誠服務，以及客戶、顧問及業務夥伴之寶貴貢獻。

主席
陳國強博士

香港，二零零三年七月二十一日

陳國強，48歲，本公司主席。陳博士持有法律榮譽博士學位及土木工程學士學位，在建築業、地產業及策略性投資方面積逾二十三年國際企業管理經驗。彼於一九八七年加入本集團，專責集團之策略規劃。陳博士為德祥企業集團有限公司(「德祥企業」)、錦興集團有限公司(「錦興」)及東方燃氣集團有限公司(該等公司之股份均於香港聯合交易所有限公司(「香港聯交所」)上市)及China Enterprises Limited (其股份於美國場外交易議價板買賣)主席。誠如董事局報告書內「主要股東」一節所披露，德祥企業為本公司之主要股東。彼為中策集團有限公司(「中策」)主席兼行政總裁及辰達永安旅遊(控股)有限公司執行董事(該等公司之股份均於香港聯交所上市)。陳博士亦為Downer EDI Limited (「Downer」) (其股份於澳洲證券交易所及紐西蘭證券交易所上市)非執行董事。

劉高原，52歲，本公司副主席。劉先生於建築業內積逾三十年國際企業管理經驗。彼於一九九一年加入本集團，專責集團之全面企業發展及行政管理。劉先生為德祥企業及Downer副主席。彼亦為ITC Investment Holdings Limited (「ITC Investment」)及Hollyfield Group Limited (「Hollyfield」)董事。誠如董事局報告書內「主要股東」一節所披露，ITC Investment及Hollyfield為本公司之主要股東。

陳佛恩，49歲，本公司董事總經理。陳先生於本地建築業內積逾三十年經驗，專注於地盤監督、工程策劃及施工進度監察工作。彼於一九八七年加入本集團，專責集團之全面業務管理。陳先生為珀麗酒店集團有限公司(「珀麗」，其股份在香港聯交所上市)副主席、德祥企業執行董事、ITC Investment及Hollyfield之董事。

黃永灝，45歲，本公司副董事總經理。黃先生在建築業內積逾二十二年經驗。彼持有土木工程學士學位及為中國中南大學客座教授。黃先生為香港註冊工程師，亦為香港工程師學會、香港公路學會及英國公路學會資深會員。彼亦為香港建造商會會長、建造業訓練局主席、及臨時建造業統籌委員會委員。彼亦為香港公益金商業及僱員募捐計劃策劃委員會委員、香港大學土木工程系諮詢委員會委員、及投訴警方獨立監察委員會觀察員。黃先生於一九九零年加入本集團，專責集團於香港、內地及海外之建築業務。彼為Downer之替任董事。

周美華，48歲，本公司執行董事。周小姐於國際企業管理及財務方面積逾二十三年經驗。彼持有商業學士及碩士學位，並為香港會計師公會會員、澳洲會計師公會會員及加拿大公認會計師協會會員。彼於一九九一年加入本集團，專責集團之全面企業發展、行政管理及整體財務運作。周小姐為德祥企業董事總經理及東方魅力集團有限公司(其股份在香港聯交所上市)、中策及珀麗執行董事。彼亦為ITC Investment、Hollyfield及Burcon NutraScience Corporation (其股份在TSX Venture Exchange上市)董事。

張漢傑，49歲，本公司執行董事。張先生畢業於倫敦大學，持有文學士學位。彼在地產發展、物業投資及企業融資方面積逾二十五年經驗，並曾在香港多家具領導地位的物業發展公司擔任主

要行政職務。張先生為德祥企業執行董事及珀麗行政副主席，彼亦為錦興、天網（國際集團）有限公司，百江燃氣控股有限公司、創博數碼科技集團有限公司及霹靂啪喇控股有限公司（該等公司之股份均於香港聯交所上市）董事。

羅文華，43歲，本公司執行董事。羅先生持有結構工程高級文憑。彼於本地及海外建築業內積逾二十年經驗，專注地基工程及專項工程。彼於一九八五年加入本集團，專責集團於香港及海外之地基工程及專項工程之建築業務。

李漢潮，41歲，本公司執行董事。李先生於核數、會計及財務管理方面積逾十六年經驗。彼持有工商管理學士學位，並為香港會計師公會會員、英國特許會計師公會資深會員，亦為本港註冊執業會計師。彼於一九九三年加入本集團專責集團之財務及會計事務。

張定球，61歲，自一九九三年起擔任獨立非執行董事。張先生為執業律師，並為張葉司徒陳律師事務所之高級合夥人。彼於倫敦University College取得法律學士學位，其後分別於一九七零年在英國及一九七二年在香港獲取認可律師資格。張先生為玉皇朝飲食文化集團有限公司執行董事，金山實業（集團）有限公司及創科實業有限公司非執行董事（該等公司之股份均在香港聯交所上市）。

郭少強，67歲，自一九九三年起擔任獨立非執行董事。郭先生為執業律師、特許土木工程師及執業仲裁人。彼為註冊結構工程師已逾二十五年，更名列建築物條例下之政府認可人士（第二名冊）。郭先生為英國土木工程師學會會員、英國特許仲裁員公會資深會士及香港仲裁員公會資深會士。

董事局謹提呈本集團及本公司截至二零零三年三月三十一日止年度之年度報告書及經審核賬目。

主要業務

本公司為一間投資控股公司。

本公司各主要附屬公司、聯營公司及共同控制機構於二零零三年三月三十一日之業務載列於賬目附註45。

業績及利潤分配

截至二零零三年三月三十一日止年度本集團之業績及本公司之利潤分配載列於本年報第22頁綜合收益表及連帶之賬目附註。

年內已派之中期股息每股1.0仙，合共派息10,491,000港元。董事建議派發末期股息每股1.0仙（以股代息方式連同現金選擇權）予於二零零三年十月六日名列股東名冊之股東，合共派息約10,630,000港元。股息詳情載列於賬目附註11。

主要客戶及供應商

於截至二零零三年三月三十一日止年度內，本集團之五大客戶及單一最大客戶分別佔本集團營業額約68%及17%。本集團之五大供應商年內合共佔本集團之購貨量並不超逾本集團購貨量之30%。

據董事所知，若干董事及／或彼等之聯繫人士（按香港聯合交易所有限公司（「香港聯交所」）證券上市規則（「上市規則」）界定）於截至二零零三年三月三十一日止年度在本集團之五大客戶其中一家中擁有少於1%之股份及／或股本衍生工具之權益。

除上文所披露者外，就董事所知，概無董事、彼等之聯繫人士（按上市規則界定）或據董事所知擁有本公司股本逾5%之股東於截至二零零三年三月三十一日止年度在本集團五大客戶其中任何一家中擁有權益。

流動資金及資本來源

本集團現時保持多種融資信貸額以應付其營運資金所需。於二零零三年三月三十一日，本集團之借款總額約達781,598,000港元，其中約144,423,000港元須於一年內償還，約30,900,000港元須於一年至兩年間償還，約578,700,000港元須於兩年至五年間償還及約27,575,000港元於五年後償還。於二零零三年三月三十一日，現金、銀行結存及存款約達236,096,000港元。於二零零三年三月三十一日，本集團之流動比率為1.3，而長期負債與資本比率則為0.2。

投資物業

本集團之投資物業已於二零零三年三月三十一日重估。物業重估得出之虧絀合共約為99,392,000港元，並已於收益表中扣除。

上述及年內本集團投資物業之其他變動詳情載列於賬目附註13。

物業、機械與設備

於本年內，本集團動用約28,611,000港元購置物業、機械與設備，以擴展及提升生產能力。此外，因收購及出售附屬公司而收購及出售之物業、機械與設備，其賬面淨值總額分別約為103,000,000港元及647,359,000港元。

上述及本集團年內之物業、機械與設備之其他變動詳情載列於賬目附註14。

主要物業

本集團於二零零三年三月三十一日之主要物業之有關詳情，載列於本年報第69頁。

股本及認股權證

年內本公司已發行股本與認股權證(「二零零三年認股權證」)之變動詳情分別載列於賬目附註31及32。

購股權

有關本公司購股權計劃之詳情載於賬目附註33。

年內本公司購股權之變動如下表披露：

			因行使購股權而須發行之本公司股份數目		
董事姓名	授出日期	每股行使價 港元	於二零零二年四月一日尚未行使	於年內失效	於二零零三年三月三十一日尚未行使
陳國強	一九九八年十二月十八日	0.6048	9,587,301	(9,587,301)	–
劉高原	一九九八年十二月十八日	0.6048	9,587,301	(9,587,301)	–
	一九九九年十二月十七日	0.5552	5,000,000	–	5,000,000
陳佛恩	一九九八年十二月十八日	0.6048	9,587,301	(9,587,301)	–
	一九九九年十二月十七日	0.5552	5,000,000	–	5,000,000
周美華	一九九八年十二月十八日	0.6048	9,587,301	(9,587,301)	–
	一九九九年十二月十七日	0.5552	6,100,000	–	6,100,000
			54,449,204	(38,349,204)	16,100,000

尚未行使之購股權可於接納購股權日期後六個月期滿開始起計三年期間內任何時間行使。

董事

年內及截至本報告日期止，本公司之董事如下：

執行董事

陳國強 *（主席）*
劉高原 *（副主席）*
陳佛恩 *（董事總經理）*
黃永灝 *（副董事總經理）*（於二零零三年二月十八日獲委任）
周美華
張漢傑
羅文華 （於二零零三年二月十八日獲委任）
李漢潮 （於二零零三年二月十八日獲委任）

獨立非執行董事

張定球
郭少強

根據本公司之公司細則第87(1)條及87(2)條，郭少強先生於即將舉行之股東週年大會上須輪值退任，惟彼可膺選連任。

根據本公司之公司細則第86(2)條，黃永灝先生、羅文華先生及李漢潮先生於即將舉行之股東週年大會上須輪值退任，惟彼等可膺選連任。

每位非執行董事之任期由獲委任當日至根據本公司之公司細則輪席退任為止。

董事之服務合約

擬於即將舉行之股東週年大會上膺選連任之董事並無與本集團訂立本集團於一年內不可毋須補償（法定補償除外）而終止之服務合約。

董事於證券之權益

於二零零三年三月三十一日，根據本公司按證券（披露權益）條例（「披露權益條例」）第29條所置存之登記冊所載，本公司董事持有本公司及其相聯法團（按披露權益條例界定）之證券權益，或按上市規則所定上市公司董事進行證券交易之標準守則（「標準守則」）須向本公司及香港聯交所申報之權益如下：

(a) 於本公司之權益

董事姓名	權益性質	所持本公司股份數目	所持二零零三年認股權證款額 港元	所持本公司購股權數目
陳國強	公司權益 *（附註）*	685,220,227	46,034,370.80	–
	個人權益	8,624,000	–	–
劉高原	個人權益	–	–	5,000,000
陳佛恩	個人權益	–	–	5,000,000
周美華	個人權益	–	–	6,100,000
張漢傑	個人權益	400	32.00	–
羅文華	個人權益	6,445	515.60	–

(b) 於德祥企業集團有限公司（「德祥企業」）之權益

董事姓名	權益性質	所持德祥企業普通股數目	所持德祥企業二零零六年可換股票據款額 港元
陳國強	公司權益 *（附註）*	219,681,911	–
	個人權益	–	250,000,000

(c) 於錦興集團有限公司（「錦興」）之權益

董事姓名	權益性質	所持錦興股份數目	所持錦興購股權數目
陳國強	公司權益 *（附註）*	45,298,813	–
	個人權益	–	4,000,000

(d) 於Burcon NutraScience Corporation（「Burcon」）之權益

董事姓名	權益性質	所持Burcon普通股數目	所持Burcon認股權證數目	所持Burcon購股權數目
陳國強	公司權益 *（附註）*	3,860,000	460,000	–
周美華	個人權益	280,000	–	40,000

董事於證券之權益（續）

(e) 於東方魅力集團有限公司（「東魅」）之權益

董事姓名	權益性質	所持東魅股份數目	所持東魅購股權數目
陳國強	公司權益（附註）	635,082,479	–
劉高原	個人權益	382,000	–
周美華	個人權益	–	12,500,000

附註： 由於陳國強博士間接擁有Galaxyway Investments Limited之股權，而該公司則擁有該等股份，故彼被視為於德祥企業之普通股中擁有公司權益。德祥企業自二零零二年十二月起成為本公司之最終控股公司。錦興、Burcon及東魅均為德祥企業之相聯法團。因此，該等公司均屬本公司之相聯法團（按披露權益條例界定）。陳國強博士由於被視為擁有德祥企業之普通股權益而被視作於本公司、錦興、Burcon及東魅之證券中擁有公司權益。

除上文披露者外，於二零零三年三月三十一日，根據本公司按披露權益條例第29條所置存之登記冊所載，本公司董事概無於本公司或其任何相聯法團（按披露權益條例界定）之任何證券中持有個人、家族、公司或其他權益，或按標準守則須向本公司及香港聯交所申報之權益。

董事購買股份或債券之權利

除本報告所披露者外，本公司或其任何控股公司、同系附屬公司或附屬公司於年內並未訂立任何安排，使本公司董事從購買本公司或任何其他公司之股份或債務證券（包括公司債券）而獲益，而董事、主要行政人員或彼等之配偶或未滿十八歲之子女於年內概無任何可認購本公司證券之權利，亦無行使任何該等權利。

董事在競爭業務之權益

根據上市規則第8.10條，於二零零三年三月三十一日，本公司董事在競爭業務須作披露之權益如下：

董事姓名	公司名稱	競爭業務之性質	權益性質
陳國強	辰達永安旅遊(控股)有限公司(「辰達永安」)及其附屬公司	香港之地產業務	出任辰達永安之董事
	東魅及其附屬公司	香港及中國之地產業務	為東魅之主要股東
劉高原	新世界數碼基地有限公司(「新世界數碼基地」)及其附屬公司	香港之地產業務	出任新世界數碼基地之董事
陳佛恩	珀麗酒店集團有限公司(「珀麗」)及其附屬公司	中國之地產業務	出任珀麗之副主席
周美華	珀麗及其附屬公司	中國之地產業務	出任珀麗之董事
	東魅及其附屬公司	香港及中國之地產業務	出任東魅之董事
張漢傑	珀麗及其附屬公司	中國之地產業務	出任珀麗之執行副主席

先前於截至二零零二年三月三十一日止年度之本公司年報披露董事於競爭業務權益之變動詳情如下：

1. 陳國強博士於二零零二年四月十九日獲委任為辰達永安之董事；
2. 中國置地集團有限公司於二零零二年十二月九日改名為珀麗酒店集團有限公司；
3. 珀麗及其附屬公司已於年內停止從事香港之地產業務；及
4. 中策集團有限公司(「中策」)及其附屬公司已於年內停止從事香港及中國之地產業務。

結算日後，劉高原先生於二零零三年六月九日及於二零零三年六月十一日分別辭任新世界數碼基地之董事職務及中策之替任董事職務。

經考慮上述業務之性質、範圍及規模後，本公司董事認為，有關業務將不會與本集團之業務構成任何重大競爭。

除上文所披露者外，如不計本集團業務，本公司各董事概無在任何直接或間接與本集團業務構成競爭或可能構成競爭之業務擁有任何權益。

董事於重要合約中之權益

除下文「關連交易」一節所披露者外，本公司各董事在本公司或其任何控股公司、同系附屬公司或附屬公司於本年度結算日或年內任何時間訂立之重要合約中概無直接或間接擁有重大權益。

關連交易

年內，本集團與德祥企業之若干聯繫人士（根據上市規則界定）進行交易。本公司董事陳國強博士、劉高原先生、陳佛恩先生、周美華女士及張漢傑先生亦為德祥企業之董事。上述交易包括本集團購買建築材料、收取租金及相關物業之管理費，以及出售汽車車牌號碼，每類交易之總金額均為1,000,000港元以下。

此外，於二零零三年三月三十一日，本公司之附屬公司向本集團擁有70%股權之恆加混凝土制品有限公司（「恆加」）墊支約43,786,000港元作其營運所需資金。該墊款為恆加股東向恆加作出之唯一財政資助。墊款並無抵押及無固定還款期及按商業息率計息。

主要股東

於二零零三年三月三十一日，根據本公司按披露權益條例第16(1)條所置存之主要股東名冊所示且就本公司董事所知，下列股東於本公司已發行股本中擁有10%或以上權益：

	所持本公司股份數目		佔已發行股本
股東姓名／名稱	直接權益	視作擁有之權益	百分比
			%
陳國強	8,624,000	685,220,227 *(附註)*	65.3
Chinaview International Limited	—	685,220,227 *(附註)*	64.5
Galaxyway Investments Limited	—	685,220,227 *(附註)*	64.5
德祥企業	—	685,220,227 *(附註)*	64.5
ITC Investment Holdings Limited	—	685,220,227 *(附註)*	64.5
Hollyfield Group Limited	685,220,227 *(附註)*	—	64.5

附註： Hollyfield Group Limited為ITC Investment Holdings Limited之全資附屬公司，擁有本公司685,220,227股股份，而ITC Investment Holdings Limited則為德祥企業之全資附屬公司。Galaxyway Investments Limited為Chinaview International Limited之全資附屬公司，擁有三份之一以上德祥企業已發行股本。陳國強博士擁有Chinaview International Limited之全部已發行股本。ITC Investment Holdings Limited、德祥企業、Galaxyway Investments Limited、Chinaview International Limited及陳國強博士被視作擁有本公司685,220,227股股份之權益。

除上文所披露者外，本公司並未獲知會於二零零三年三月三十一日佔本公司已發行股本10%或以上之任何其他權益。

退休福利計劃

本集團退休福利計劃之資料載列於賬目附註6(b)及38。

股本優先購買權

本公司之公司細則或百慕達法例中並無股本優先購買權之條文，規定本公司須按持股比例向現有股東提呈發售新股，惟百慕達法例並無限制此等權利。

公司監管

董事認為，本公司於截至二零零三年三月三十一日止年度均符合上市規則附錄十四所載之最佳應用守則。

購買、出售或贖回本公司之上市證券

本公司或其任何附屬公司於年內概無購買、出售或贖回本公司之任何上市證券。

結算日後事項

有關重大結算日後事項之詳情載於賬目附註43。

捐款

本集團年內之慈善及其他捐款共約20,000港元。

核數師

德勤•關黃陳方會計師行為本公司過去三年之核數師，本公司將於股東週年大會上提呈一項決議案續聘德勤•關黃陳方會計師行為本公司之核數師。

承董事局命

主席
陳國強博士

香港，二零零三年七月二十一日

德勤‧關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

致保華德祥建築集團有限公司
(在百慕達註冊成立之有限公司)
全體股東

本核數師行已完成審核載於第22頁至第67頁按照香港普遍採納之會計原則編製之賬目。

董事及核數師之個別責任

貴公司之董事須負責編製真實與公平之賬目。在編製該等賬目時，董事必須貫徹採用合適之會計政策。

本行之責任是根據本行審核工作之結果，對該等賬目表達獨立之意見，並向股東作出報告。

意見之基礎

本行是按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評估董事於編製該等賬目時所作之重大估計及判斷、所釐定之會計政策是否適合貴公司及 貴集團之具體情況，以及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份之憑證，就該等賬目是否存有重要錯誤陳述，作出合理之確定。在表達意見時，本行亦已衡量該等賬目所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立了合理之基礎。

意見

本行認為上述之賬目均真實與公平地反映 貴公司及 貴集團於二零零三年三月三十一日之財政狀況及 貴集團截至該日止年度之虧損及現金流量，並已按照香港公司條例之披露要求而妥善編製。

德勤‧關黃陳方會計師行
執業會計師

香港，二零零三年七月二十一日

綜合收益表

截至二零零三年三月三十一日止年度

	附註	二零零三年 千港元	二零零二年 千港元
營業額			
本公司及附屬公司		**3,636,182**	5,343,810
攤佔聯營公司及共同控制機構		**3,965,982**	3,465,959
		7,602,164	8,809,769
本集團營業額		**3,636,182**	5,343,810
銷售成本		**(3,612,284)**	(5,174,038)
毛利		**23,898**	169,772
其他經營收入		**–**	23,829
行政費用		**(171,516)**	(175,413)
出售已終止業務之虧損	5	**(1,701)**	–
物業、機械及設備之減值虧損		**(110,327)**	–
經營(虧損)溢利	6	**(259,646)**	18,188
融資成本	7	**(25,794)**	(38,301)
投資(開支)收入淨額	8	**(32,036)**	70,714
投資物業重估虧絀		**(99,392)**	(31,130)
應收聯營公司款項之準備		**(13,964)**	–
攤薄聯營公司 權益所致虧損		**(4,665)**	(6,688)
攤佔聯營公司業績		**112,859**	103,901
攤佔共同控制機構業績		**5,920**	8,559
除稅前(虧損)溢利		**(316,718)**	125,243
稅項	10	**(32,496)**	(47,935)
未計少數股東權益前(虧損)溢利		**(349,214)**	77,308
少數股東權益		**498**	(6,605)
年度(虧損)溢利		**(348,716)**	70,703
股息	11		
已付中期股息		**10,491**	10,246
擬派末期股息		**10,630**	10,367
		21,121	20,613
每股(虧損)盈利	12		
基本		**(0.335)港元**	0.071港元
攤薄		**(0.337)港元**	0.068港元

綜合資產負債表

於二零零三年三月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
投資物業	13	**572,608**	675,900
物業、機械及設備	14	**458,156**	1,180,615
商譽	15	**16,136**	18,442
聯營公司權益	17	**953,251**	848,552
共同控制機構權益	18	**8,743**	7,823
證券投資	19	**653,686**	659,029
其他長期投資	20	**15,481**	16,289
應收一間關連公司款項	21	**168,308**	–
		2,846,369	3,406,650
流動資產			
待轉售物業		–	7,692
應收客戶合約工程款項	22	**200,934**	375,414
應收賬款、訂金及預付款項	23	**1,073,857**	1,371,982
應收關連公司款項	21	**277,195**	34,095
應收聯營公司款項	24	**45,859**	58,007
無抵押應收貸款	25	**155,697**	189,840
證券投資	19	**26,527**	141,829
可退回稅款		**6,457**	5,800
短期銀行存款		**210,963**	559,437
銀行結存及現金		**25,133**	42,253
		2,022,622	2,786,349
流動負債			
應付客戶合約工程款項	22	**494,855**	613,911
應付賬款及應計開支	26	**775,761**	1,135,357
應付關連公司款項	27	–	1,467
應付聯營公司款項	24	**10,113**	4,482
應付共同控制機構款項	24	**69,343**	91,694
應付稅項		**4,503**	3,661
一年內到期之銀行借款	28	**144,423**	468,267
		1,498,998	2,318,839
流動資產淨值		**523,624**	467,510
總資產減流動負債		**3,369,993**	3,874,160

	附註	二零零三年 千港元	二零零二年 千港元
少數股東權益		**15,560**	15,664
非流動負債			
一年後到期之銀行借款	28	**637,175**	827,582
長期服務金撥備	29	**1,727**	–
遞延税項	30	**3,930**	35,884
		642,832	863,466
資產淨值		**2,711,601**	2,995,030
資本及儲備			
股本	31	**106,302**	103,675
儲備		**2,605,299**	2,891,355
股東資金		**2,711,601**	2,995,030

載於第22頁至第67頁之賬目已於二零零三年七月二十一日獲董事局核准及授權刊發，並由下列董事代表董事局簽署：

董事總經理
陳佛恩

董事
周美華

於二零零三年三月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
附屬公司權益	16	**3,236,330**	3,503,602
流動資產			
應收賬款、訂金及預付款項		**249**	522
銀行結存		**107**	179
		356	701
流動負債			
應付賬款及應計開支		**691**	792
銀行借款	28	**12,352**	17,738
		13,043	18,530
流動負債淨值		**(12,687)**	(17,829)
資產淨值		**3,223,643**	3,485,773
資本及儲備			
股本	31	**106,302**	103,675
儲備	34	**3,117,341**	3,382,098
股東資金		**3,223,643**	3,485,773

董事總經理
陳佛恩

董事
周美華

綜合股本變動表

截至二零零三年三月三十一日止年度

	股本 千港元	股份溢價 千港元	特別儲備 千港元	資本儲備 千港元	滙兑儲備 千港元	累計虧損 千港元	合計 千港元
於二零零一年四月一日	99,249	219,807	124,933	3,126,941	(191,736)	(544,292)	2,834,902
因換算海外業務而產生，但並未在綜合收益表內確認之滙兑差額	–	–	–	–	79,793	–	79,793
根據以股代息計劃發行股份	4,426	(4,426)	–	–	–	–	–
以股代息所產生之進賬	–	–	–	–	–	8,708	8,708
發行股份費用	–	(535)	–	–	–	–	(535)
於一間聯營公司之權益攤薄時變現	–	–	–	–	21,630	–	21,630
年度溢利	–	–	–	–	–	70,703	70,703
已付股息	–	–	–	–	–	(20,171)	(20,171)
於二零零二年三月三十一日	103,675	214,846	124,933	3,126,941	(90,313)	(485,052)	2,995,030
因換算海外業務而產生，但並未在綜合收益表內確認之滙兑差額	–	–	–	–	76,971	–	76,971
根據以股代息計劃發行股份	2,627	(2,627)	–	–	–	–	–
以股代息所產生之進賬	–	–	–	–	–	5,724	5,724
發行股份費用	–	(188)	–	–	–	–	(188)
於一間聯營公司之權益攤薄時變現	–	–	–	–	3,638	–	3,638
轉撥	–	–	–	(646,941)	–	646,941	–
年度虧損	–	–	–	–	–	(348,716)	(348,716)
已付股息	–	–	–	–	–	(20,858)	(20,858)
於二零零三年三月三十一日	106,302	212,031	124,933	2,480,000	(9,704)	(201,961)	2,711,601

本集團之累計虧損包括分別由本集團之聯營公司及共同控制機構留存之滾存溢利約83,778,000港元（二零零二年：42,331,000港元）及3,747,000港元（二零零二年：2,827,000港元）。

本集團之特別儲備指附屬公司於其被本集團收購當日之股本面值及股份溢價，與作為收購代價而發行之股本面值間之差額。

於二零零三年三月三十一日，本集團之資本儲備為股本重組時註銷股份溢價所產生之進賬。因股本重組時削減繳足股本而產生之資本儲備進賬金額約為646,941,000港元，已於年內從資本儲備轉撥至滾存溢利以供日後分派。

截至二零零三年三月三十一日止年度

	二零零三年 千港元	二零零二年 千港元
經營業務		
經營(虧損)溢利	**(259,646)**	18,188
就下列項目進行調整：		
應收貸款準備撥回	**(1,000)**	(23,829)
商譽攤銷	**2,306**	2,305
物業、機械及設備之折舊及攤銷	**78,095**	78,932
物業、機械及設備之減值虧損	**110,327**	–
出售物業、機械及設備之虧損	**4,475**	8,768
出售已終止業務之虧損	**1,701**	–
長期服務金撥備	**1,727**	–
未計營運資金變動前之經營業務現金流量	**(62,015)**	84,364
待轉售發展中物業增加	**–**	(39,635)
待轉售物業減少	**7,692**	130,904
應收(付)客戶合約工程款項減少(增加)(扣除應計利息開支、折舊及攤銷)	**59,158**	(186,070)
應收賬款、訂金及預付款項減少	**313,123**	65,539
應收關連公司款項增加	**(8,141)**	(8,792)
應收聯營公司款項減少	**11,016**	2,277
應付賬款及應計開支減少	**(348,940)**	(119,879)
應付關連公司款項減少	**(1,467)**	(115)
應付聯營公司款項增加(減少)	**5,631**	(1,682)
應付共同控制機構款項增加	**–**	79,194
(用於)來自經營業務之現金	**(23,943)**	6,105
已收聯營公司股息	**35,682**	31,695
已收共同控制機構股息	**5,000**	6,000
已付香港利得稅	**(23,791)**	(18,082)
已付海外稅項	**(5,330)**	(3,339)
香港利得稅退款	**1,340**	96
(用於)來自經營業務現金淨額	**(11,042)**	22,475

綜合現金流動表(續)

截至二零零三年三月三十一日止年度

	附註	二零零三年 千港元	二零零二年 千港元
投資業務			
墊支關連公司貸款		**(394,337)**	(25,054)
收購附屬公司(扣除所收購之現金及與現金等值項目)	35	**(103,000)**	–
物業、機械及設備增加		**(28,611)**	(32,248)
其他投資增加		**(28,431)**	(22,694)
應收貸款增加		**(21,857)**	(118,840)
投資證券增加		**(6,033)**	(1,000)
墊支聯營公司款項		**(3,000)**	(26,338)
出售附屬公司所得款項(扣除出售之現金及與現金等值項目)	36	**249,405**	–
到期時贖回非上市債務證券		**100,000**	–
已收利息		**16,795**	42,468
償還應收貸款		**15,000**	40,316
出售物業、機械及設備所得款項		**12,908**	5,106
出售投資證券所得款項		**9,429**	–
出售其他投資所得款項		**4,094**	8,627
出售投資物業所得款項		**3,900**	–
出售其他長期投資所得款項		**808**	–
投資物業增加		–	(36,900)
短期投資增加		–	(22,000)
墊支共同控制機構款項		–	(5,000)
其他長期投資增加		–	(63)
關連公司償還款項		–	144,285
用於投資業務之現金淨額		**(172,930)**	(49,335)
融資活動			
償還銀行貸款		**(351,918)**	(64,179)
已付利息		**(30,092)**	(67,927)
償還共同控制機構款項		**(22,351)**	(890)
已付股息		**(15,134)**	(11,463)
已付附屬公司少數股東股息		**(1,350)**	(3,150)
發行股份費用		**(188)**	(535)
新籌取銀行貸款		**296,321**	888,882
少數股東墊支(獲償還)貸款		**1,744**	(2,953)
償還可換股票據		–	(450,000)
償還其他貸款		–	(321,760)
償還財務租約承擔		–	(6,450)
用於融資活動之現金淨額		**(122,968)**	(40,425)
現金及與現金等值項目減少淨額		**(306,940)**	(67,285)
現金及與現金等值項目承前		**520,931**	588,216
現金及與現金等值項目結轉		**213,991**	520,931
現金及與現金等值項目結存分析			
短期銀行存款		**210,963**	559,437
銀行結存及現金		**25,133**	42,253
銀行透支		**(22,105)**	(80,759)
		213,991	520,931

1. 概述

本公司在百慕達註冊成立為受豁免有限公司，其股份及認股權證在香港聯合交易所有限公司(「香港聯交所」)上市。

於二零零二年十月，本公司前主要股東德祥企業集團有限公司(「德祥企業」)透過一間全資附屬公司提出自願現金收購建議，收購本公司全部已發行股份及認股權證(德祥企業及其附屬公司已持有者除外)。自願現金收購建議已於二零零二年十二月結束，德祥企業於本公司之實益權益增至50%以上。有關交易之詳情載於二零零二年十二月六日刊發之通函內。因此，德祥企業已成為本公司之最終控股公司，該公司乃於百慕達註冊成立之獲豁免公司，其股份在香港聯交所上市。

本公司為一間投資控股公司，各主要附屬公司、聯營公司及共同控制機構業務之詳情載列於附註45。

2. 採納會計實務準則

於本年度內，本集團首次採納由香港會計師公會頒佈之下列新增及經修訂會計實務準則(「會計實務準則」)。

會計實務準則第1號(經修訂)	「財務報告之呈報」
會計實務準則第11號(經修訂)	「外幣換算」
會計實務準則第15號(經修訂)	「現金流量表」
會計實務準則第33號	「終止經營業務」
會計實務準則第34號	「僱員福利」

採納該等會計實務準則已導致現金流量表之呈報格式出現變動及引入股本變動表，以及採納全新及經修訂之會計政策，但並無對現行或過往會計期間之業績造成重大影響，故毋須作出前期調整。

財務報告之呈報

根據會計實務準則第1號(經修訂)，綜合股本變動表已取代綜合確認損益表。

外幣換算

經修訂之會計實務準則第11號現時不再允許海外業務之收益表按期內結算日之滙率換算(而本集團先前乃採用此法換算)，而須按平均滙率換算。會計實務準則第11號(經修訂)須以追溯方式引用。本集團已採納此項會計實務準則之過渡性規定，倘計算一項前期調整乃屬不切實際時，此等政策上之變動僅會應用於本期間或未來之賬目上，而此等變動對本年度之業績並無重大影響。

現金流量表

根據會計實務準則第15號(經修訂)，現金流量乃按經營、投資及融資活動劃分為三類，而非如先前劃分為五類。已付及已收利息乃分別劃分為融資及投資活動現金流量。已付及已收股息乃分別劃分為融資及經營活動現金流量。為使呈列方式保持一致，比較款額已予以重新分類。

2. 採納會計實務準則（續）

終止經營業務

根據會計實務準則第33號，有關終止經營業務之財務資料由訂立具約束力之銷售協議之時或公佈終止業務之詳細計劃之時起分開披露。採納會計實務準則第33號引致本集團之酒店及餐飲業務在本年度內被視為終止經營業務，有關詳情載於附註5。

僱員福利

會計實務準則第34號引入僱員福利(包括退休福利計劃)之衡量規則及披露規定。由於本集團僅參與定額供款退休福利計劃，故採納會計實務準則第34號並無對賬目造成任何影響。

3. 主要會計準則

本賬目乃根據歷史成本（已就投資物業及證券投資之重估作出修訂）編製，並採用香港普遍接納之會計準則，其中主要之會計準則載列如下：

綜合基準

綜合賬目包括本公司及其附屬公司截至每年三月三十一日之賬目。

年內收購或出售附屬公司、聯營公司及共同控制機構之業績乃由實際收購日期起或至實際出售日期止（視情況而定）計入綜合收益表中。

所有集團內公司間之主要交易及結餘在綜合賬目時均予以對銷。

投資物業

投資物業為因其投資潛質而持有之已落成物業，任何租金收入均按公平原則磋商釐定。投資物業按結算日之公開市值入賬。除非有關租約之剩餘年期（包括可續年期）為二十年或以下，投資物業並無折舊撥備。

因投資物業重估而產生之任何盈餘或虧絀計入投資物業重估儲備或從該儲備中扣除，惟倘若該儲備之結餘不足以補足有關虧絀，則虧絀超逾投資物業重估儲備結餘之數額從收益表中扣除。若過往已於收益表中扣除虧絀，而其後產生重估盈餘，則此項盈餘乃計入收益表以對銷過往已扣除之虧絀。於出售投資物業時，該物業應佔之投資物業重估儲備結餘轉撥往收益表。

物業、機械及設備

物業、機械及設備（酒店物業除外）按成本減折舊及攤銷及任何已識別減值虧損列賬。

酒店物業按成本列賬，而租期逾二十年之酒店物業不作折舊撥備。本集團一般會將物業一直維持於良好之維修保養狀況，故董事認為因其高剩餘價值而無須折舊撥備，有關之維修開支於開支出現年度之收益表中處理。

3. 主要會計準則(續)

物業、機械及設備(續)

租約土地之成本按有關租約剩餘年期以直線法攤銷。

樓宇成本乃按有關租約剩餘年期或五十年(以較短之期間為準)以直線法撇銷。

其他資產按其估計可使用年期以直線法折舊以撇銷其成本，年率由10%至$33^1/_3$%不等。

當資產出售或廢置時，其出售所得款項與賬面值之差額即為出售而產生之損益，並列入收益表。

商譽

合併時產生之商譽乃指收購成本超出本集團佔收購日期附屬公司或聯營公司可辨認資產及負債公平價值之差額。

商譽乃撥充資本，並按其有效經濟壽命以直線法攤銷。收購聯營公司所產生之商譽列入聯營公司之賬面值。收購附屬公司所產生之商譽於資產負債表內獨立呈列。

出售附屬公司或聯營公司時，應佔之未攤銷商譽數額計算在出售之損益內。

待轉售物業

待轉售之已落成物業乃歸納為流動資產，並按成本及可變現淨值兩者之較低者列賬。成本包括收購成本、撥作資本之借貸成本及其他與該物業有關之直接成本。可變現淨值乃參考管理層根據市場現況估計之售價，減以推廣及出售之一切估計費用而釐訂。

附屬公司投資

於附屬公司之投資按成本減任何已確認之減值虧損計入本公司之資產負債表。

聯營公司權益

綜合收益表包括本集團佔聯營公司收購後之年度業績。在綜合資產負債表中，聯營公司權益按本集團攤佔聯營公司之淨資產另加於收購產生且至今並未撇銷或攤銷之溢價減已識別之任何減值虧損列賬。

共同控制機構權益

共同控制機構指以合資安排另行成立之獨立機構，其每名合資方於該等機構均擁有權益。

本集團於共同控制機構之權益乃按本集團佔有關共同控制機構之資產淨值減已識別之任何減值虧損列入綜合資產負債表。本集團所佔共同控制機構收購後業績列入綜合收益表。

3. 主要會計準則(續)

減值

於每一結算日,本集團審閱其資產之賬面值,以便確定是否有任可跡象顯示該等資產蒙受減值虧損。倘一項資產之可收回款額估計少於其賬面值,則該項資產之賬面值將撇減至其可收回款額。減值虧損即時確認為開支。

倘減值虧損隨後撥回,則該項資產之賬面值將增加至可收回款額之經修訂估計數額,惟增加後之賬面值不得超過倘於過往年度並無確認減值虧損所計算之賬面值。撥回之減值虧損即時確認為收入。

證券投資

證券投資於交易日確認,初步以成本計值。

除持有至到期債務證券以外之投資均列為投資證券或其他投資。

投資證券指長期持有作策略性投資之證券,按其於結算日後之呈報日期之成本扣除減值虧損列賬。

其他投資按公平值列賬,而未變現盈虧則計入年度損益淨額。

其他長期投資

其他長期投資按成本減任何已識別之減值虧損列賬。

工程合約

倘工程合約之結果可確實地予以估計,則工程費用參考合約於結算日之完成階段(與工程收入之基準相同)確認為開支。倘工程合約之結果不可確實地予以估計,則工程費用在產生之期間確認為開支。倘管理層估計有可預見虧損,則會為此提撥準備。

倘現時之工程費用加經確認溢利減經確認虧損超出進度付款,則盈餘以應收客戶合約工程款項呈示。倘進度付款超出現時之工程費用加經確認溢利減經確認虧損,則盈餘以應付客戶合約工程款項呈示。

營業租約

根據營業租約應付之租金按有關租約年期以直線法自收益表內扣除。

營業額

營業額指年內經核實之合約總值以及本集團就其合約工程提供項目管理服務而收取及應收取之款項總額、酒店營運帶來之收益、物業租金及有關收入以及因出售物業而已收及應收之總收益。

3. 主要會計準則(續)

收入確認

來自固定價格工程合約之收入乃按竣工百分比方法，並參考年內已進行工程價值確認。

酒店業務收入在提供服務時確認。

投資之股息收入於本集團收取股息之權利確立時確認。

利息收入按時間比例以尚未償還之本金額及適用之利率入賬。

營業租約租金收入按有關租約年期以直線法確認。

將借貸成本撥作資本

與符合以下條件之資產(需一段頗長時間方可提供作擬定用途或銷售之資產)之收購、建築或生產直接有關之借貸成本，乃撥作該等資產之部份成本。於資產大致上可供作擬定用途或銷售後，該等借貸成本便不再撥作資本。特定借貸於撥作符合條件資產之支出前用作短暫投資所賺取之投資收入，會自撥作資本之借貸成本中扣除。

其他一切借貸成本在產生之期間內確認為開支。

退休福利成本

定額供款退休福利計劃之款額已於到期支付時列作開支。

稅項

稅項之支出乃根據本年度業績就毋須課稅或不可扣除之項目作出調整而計算。時差乃由於在計算稅項時確認若干收入及支出之期間與該等項目列入賬目賬項之期間有所不同而產生。因時差產生之稅務影響以負債方式於賬目中確認為遞延稅項，惟只限於確認在可見將來可能實現之負債或資產。

外幣

以港元以外貨幣結算之交易均按交易日之滙率折算，而以港元以外貨幣結算之貨幣資產及負債則按結算日之滙率折算。滙兑盈虧概撥入收益表中處理。

合併賬目時，本集團香港以外其他地方業務之資產及負債乃按結算日之現行滙率換算。收支項目按期內平均滙率換算。由此產生之滙兑差額(如有)列為股東資金，並撥入本集團之換算儲備。有關換算差額於業務出售期間確認為收入或開支。

4. 業務及地區分部

業務分部

就管理而言，本集團之業務現時分為七個經營部門，分別為樓宇建築工程、土木工程、專項工程、建築材料、工程及基建服務、物業租賃及銷售物業。此等部門為本集團報告其主要分部資料之基準。年內，本集團於出售若干附屬公司時終止其酒店及餐飲業務，詳情請參閱附註5。

董事認為，載列應佔聯營公司及共同控制機構之營業額可更清晰顯示本集團之業務狀況。

截至二零零三年三月三十一日止年度之業務分部資料呈列如下：

	持續經營業務							已終止業務		
	樓宇建築工程	土木工程	專項工程	建築材料	工程及基建服務	物業租賃	銷售物業	酒店及餐飲	對銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
營業額										
對外銷售	2,232,876	555,794	720,304	14,488	–	55,733	8,340	48,647	–	3,636,182
分部之間銷售	47,016	127	103,722	45,472	–	19,846	–	–	(216,183)	–
	2,279,892	555,921	824,026	59,960	–	75,579	8,340	48,647	(216,183)	3,636,182
攤佔聯營公司及共同控制機構	50,816	109,900	–	3,501	3,801,765	–	–	–	–	3,965,982
總計	2,330,708	665,821	824,026	63,461	3,801,765	75,579	8,340	48,647	(216,183)	7,602,164
業績										
分部業績	(40,625)	(56,092)	(55,264)	(21,324)	–	25,749	209	(1,972)		(149,319)
物業、機械及設備之減值虧損										(110,327)
融資成本										(25,794)
投資開支淨額										(32,036)
投資物業重估虧損	–	–	–	–	–	(99,392)	–	–		(99,392)
應收聯營公司款項之準備										(13,964)
攤薄一間聯營公司權益所致虧損										(4,665)
攤佔聯營公司業績	2,404	(17)	–	306	121,836	–	–	–		124,529
攤佔共同控制機構業績	–	5,920	–	–	–	–	–	–		5,920
一間聯營公司權益之減值虧損										(11,670)
除稅前虧損										(316,718)
稅項										(32,496)
未計少數股東權益前虧損										(349,214)
少數股東權益										498
年度虧損										(348,716)

分部之間之銷售額乃按市價收取或(倘並無可供參考之市價)按雙方釐定及同意之條款收取。

4. 業務及地區分部（續）

	持續經營業務							已終止業務		
	樓宇建築工程	土木工程	專項工程	建築材料	工程及基建服務	物業租賃	銷售物業	酒店及餐飲	其他	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
資產負債表										
資產										
分部資產	1,069,212	368,008	193,942	96,168	–	619,005	–	–	–	2,346,335
聯營公司權益	43,231	293	–	3,093	906,634	–	–	–	–	953,251
共同控制機構權益	–	8,743	–	–	–	–	–	–	–	8,743
未能分配企業資產										1,560,662
資產總額										4,868,991
負債										
分部負債	871,883	298,347	95,744	47,353	–	22,770	–	–	–	1,336,097
未能分配企業負債										805,733
負債總額										2,141,830
其他資料										
資本增添	1,866	1,855	3,388	15,895	–	4,734	–	383	490	28,611
商譽攤銷	2,306	–	–	–	–	–	–	–	–	2,306
物業、機械及設備之折舊及攤銷	16,708	6,473	22,179	7,479	–	10,819	–	9,366	5,977	79,001
非上市其他投資減值虧損	–	–	–	–	–	–	–	–	7,463	7,463
上市投資證券減值虧損	–	–	–	–	–	–	–	–	11,376	11,376

4. 業務及地區分部(續)

截至二零零二年三月三十一日止年度之業務分部資料呈列如下:

	持續經營業務							已終止業務		
	樓宇建築工程	土木工程	專項工程	建築材料	工程及基建服務	物業租賃	銷售物業	酒店及餐飲	對銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
營業額										
對外銷售	3,116,878	1,329,728	586,850	25,389	–	49,030	167,372	68,563	–	5,343,810
分部之間銷售	49,240	1,564	67,173	45,765	–	23,679	–	–	(187,421)	–
	3,166,118	1,331,292	654,023	71,154	–	72,709	167,372	68,563	(187,421)	5,343,810
攤佔聯營公司及共同控制機構	55,862	341,737	–	3,862	3,064,498	–	–	–	–	3,465,959
總計	3,221,980	1,673,029	654,023	75,016	3,064,498	72,709	167,372	68,563	(187,421)	8,809,769
業績										
分部業績	7,756	19,210	(25,079)	(20,394)	–	21,994	28,308	(13,607)		18,188
融資成本										(38,301)
投資收入淨額										70,714
重估投資物業產生之虧絀	–	–	–	–	–	(31,130)	–	–		(31,130)
攤薄一間聯營公司權益所致虧損										(6,688)
攤佔聯營公司業績	3,368	694	–	1,509	110,000	–	–	–		115,571
攤佔共同控制機構業績	–	8,559	–	–	–	–	–	–		8,559
一間聯營公司權益之減值虧損										(11,670)
除稅前溢利										125,243
稅項										(47,935)
未計少數股東權益前溢利										77,308
少數股東權益										(6,605)
年度溢利										70,703

分部之間之銷售額乃按市價收取或(倘並無可供參考之市價)按雙方釐定及同意之條款收取。

4. 業務及地區分部（續）

	持續經營業務							已終止業務		
	樓宇建築工程	土木工程	專項工程	建築材料	工程及基建服務	物業租賃	銷售物業	酒店及餐飲	其他	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
資產負債表										
資產										
分部資產	1,494,521	707,593	354,230	78,857	–	717,670	9,874	675,450	–	4,038,195
聯營公司權益	58,043	1,526	–	3,519	773,794	–	–	–	11,670	848,552
共同控制機構權益	–	7,823	–	–	–	–	–	–	–	7,823
未能分配企業資產										1,298,429
資產總額										6,192,999
負債										
分部負債	960,621	628,893	182,572	26,993	–	13,024	9,231	9,552	–	1,830,886
未能分配企業負債										1,351,419
負債總額										3,182,305
其他資料										
資本增添	1,941	1,289	1,930	8,745	–	38,118	–	14,163	2,962	69,148
商譽攤銷	2,305	–	–	–	–	–	–	–	–	2,305
物業、機械及設備之折舊及攤銷	18,314	7,195	22,383	5,812	–	8,633	–	14,602	6,092	83,031
物業權益減值虧損撥回	–	–	–	–	–	8,829	–	45,000	–	53,829
非上市投資證券減值虧損	–	–	–	–	–	–	–	–	1,000	1,000
上市投資證券減值虧損	–	–	–	–	–	–	–	–	1,462	1,462

地區分部

本集團之業務位於中華人民共和國（香港除外）（「中國」）及香港。

下表按地區市場劃分（不論商品／服務來源地）提供本集團營業額之分析：

	營業額	
	二零零三年	二零零二年
	千港元	千港元
香港	**3,609,919**	5,262,554
中國	**26,263**	81,256
	3,636,182	5,343,810

年內，本集團已終止業務所產生之收入為48,647,000港元（二零零二年：64,918,000港元），主要來自香港。

4. 業務及地區分部(續)

以下按資產之所在地區劃分，對分部資產賬面值及資本增添之分析：

	分部資產賬面值		資本增添	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
香港	**3,822,000**	5,225,775	**13,416**	24,907
中國	**114,510**	134,551	**15,195**	44,241
太平洋地區及東南亞	**932,481**	832,673	**–**	–
	4,868,991	6,192,999	**28,611**	69,148

5. 已終止業務

於二零零二年七月，本集團訂立一份有條件買賣協議，以現金代價250,000,000港元出售從事酒店及飲食業務之公司珀麗酒店集團有限公司(與其附屬公司統稱為「珀麗酒店集團BVI」)之全部已發行股本及股東貸款。該項交易已於二零零二年十二月二日完成。

二零零二年四月一日至二零零二年十一月三十日期間酒店及飲食業務之業績(已載入綜合賬目)如下：

	二零零二年 四月一日至 二零零二年 十一月三十日 千港元	二零零一年 四月一日至 二零零二年 三月三十一日 千港元
營業額	48,647	64,918
經營成本	(50,619)	(74,820)
酒店物業減值虧損撥回	–	45,000
融資成本	(10,151)	(17,644)
除税前(虧損)溢利	(12,123)	17,454
税項	–	–
期間／年度(虧損)溢利	(12,123)	17,454

年內，珀麗酒店集團BVI為本集團之經營業務現金流量淨額貢獻約3,796,000港元(二零零二年：動用約1,544,000港元)，並分別就投資及融資活動支付約355,000港元(二零零二年：75,260,000港元)及約7,652,000港元(二零零二年：產生約382,356,000港元)。

珀麗酒店集團BVI之資產及負債於出售日期及二零零二年三月三十一日之賬面值載於附註36。

出售珀麗酒店集團BVI錄得虧損約1,701,000港元(按出售所得款項減附屬公司淨資產賬面值計算)。是項交易並無產生任何應計或撥回税項。

6. 經營(虧損)溢利

	二零零三年 千港元	二零零二年 千港元
經營(虧損)溢利已扣除:		
商譽攤銷(列入行政開支)	**2,306**	2,305
核數師酬金	**2,065**	2,138
物業、機械及設備折舊及攤銷(*下文附註(a)*)	**78,095**	78,932
出售物業、機械及設備之虧損	**4,475**	8,768
營業租約最低租金:		
樓宇	**3,206**	5,788
機械及設備	**692**	9,206
員工支出(*下文附註(b)*)	**134,503**	137,284
並已計入:		
營業租約之租金收入:		
樓宇,已扣除支銷19,691,000港元(二零零二年:13,437,000港元)	**27,625**	23,925
機械及設備	**2,596**	1,454

附註:

	二零零三年 千港元	二零零二年 千港元
(a) 物業、機械及設備之折舊及攤銷:		
自置資產	**79,001**	76,321
根據財務租約持有之資產	**—**	6,710
	79,001	83,031
減:撥作在建合約工程資本之數額	**(906)**	(4,099)
	78,095	78,932
(b) 員工支出:		
董事酬金(*附註9*):		
袍金	**73**	90
退休福利計劃供款	**1,217**	882
其他酬金	**14,732**	19,705
	16,022	20,677
其他員工支出:		
薪酬及其他福利	**417,730**	473,714
退休福利計劃供款,減除沒收供款約10,197,000港元(二零零二年:6,203,000港元)	**5,590**	9,947
	439,342	504,338
減:撥作在建合約工程資本之數額	**(304,839)**	(367,054)
	134,503	137,284

7. 融資成本

	二零零三年 千港元	二零零二年 千港元
借款成本：		
須於五年內全數償還之銀行借款	**17,215**	26,703
毋須於五年內全數償還之銀行借款	**10,892**	15,793
可換股票據	**—**	1,275
財務租約承擔	**—**	265
其他	**515**	3,273
	28,622	47,309
減：撥作在建合約工程資本之數額	**(2,828)**	(9,008)
	25,794	38,301

8. 投資（開支）收入淨額

	二零零三年 千港元	二零零二年 千港元
出售溢利（虧損）：		
非上市短期投資	**—**	(22,000)
上市投資證券	**1,605**	—
其他上市投資	**—**	4,795
就下列項目之減值虧損：		
非上市投資証券	**—**	(1,000)
上市投資証券	**(11,376)**	(1,462)
其他非上市投資	**(7,463)**	—
利息收入	**9,550**	38,312
其他上市投資未變現之虧損淨額	**(24,352)**	(1,760)
撥回減值虧損：		
酒店物業	**—**	45,000
待轉售發展中物業	**—**	8,829
	(32,036)	70,714

9. 董事及僱員酬金

本年度董事及五位最高薪人員之酬金詳情如下：

(a) 董事酬金

	二零零三年 千港元	二零零二年 千港元
袍金：		
執行董事	**53**	43
非執行董事	**20**	47
	73	90
其他酬金：		
執行董事		
薪酬及其他福利	**13,865**	18,705
退休福利計劃供款	**1,217**	882
非執行董事		
薪酬及其他福利	**867**	1,000
	15,949	20,587
	16,022	20,677

上述數額包括付予獨立非執行董事之董事袍金20,000港元（二零零二年：20,000港元）及其他酬金867,000港元（二零零二年：1,000,000港元）。

董事酬金級別如下：

	董事人數	
	二零零三年	二零零二年
零港元至1,000,000港元	**6**	7
3,000,001港元至3,500,000港元	**2**	—
3,500,001港元至4,000,000港元	**1**	—
4,000,001港元至4,500,000港元	**1**	1
4,500,001港元至5,000,000港元	**—**	2
6,000,001港元至6,500,000港元	**—**	1

(b) 僱員酬金

本集團於本年度五位最高薪人員包括於二零零三年三月三十一日在任之五位董事（二零零二年：四位董事），其中一位董事於年內獲委任。五位最高薪人員之酬金詳情如下：

	二零零三年 千港元	二零零二年 千港元
袍金	**41**	40
薪酬及其他福利	**15,325**	20,206
酌情花紅	**2,080**	927
退休福利計劃供款	**1,246**	997
	18,692	22,170

9. 董事及僱員酬金（續）

(b) 僱員酬金（續）

彼等酬金級別如下：

	僱員人數	
	二零零三年	二零零二年
2,500,001港元至3,000,000港元	–	1
3,000,001港元至3,500,000港元	**2**	–
3,500,001港元至4,000,000港元	**1**	–
4,000,001港元至4,500,000港元	**2**	1
4,500,001港元至5,000,000港元	–	2
6,000,001港元至6,500,000港元	–	1

年內，本集團並無向五位最高薪人員（包括董事）支付酬金以作為加入本集團或於加入本集團時之獎勵，或作為離職補償。此外，年內概無任何董事免除任何酬金。

10. 税項

	二零零三年 千港元	二零零二年 千港元
税項支出包括：		
香港利得税：		
本年度	**42**	7,721
過往年度準備不足（超額準備）	**22,471**	(638)
	22,513	7,083
海外税項	**5,453**	4,390
攤佔聯營公司業績之税項	**36,484**	42,924
攤佔共同控制機構業績之税項	–	12
	64,450	54,409
遞延税項	**(31,954)**	(6,474)
	32,496	47,935

香港利得税乃根據本年度源自香港之估計應課税溢利按税率16%（二零零二年：16%）計算。

海外税項根據有關司法權區之適用税率計算。

遞延税項之詳情載列於附註30。

11. 股息

	二零零三年 千港元	二零零二年 千港元
已付二零零三年中期股息－每股1.0仙（二零零二年：每股1.0仙）	**10,491**	10,246
擬派二零零三年末期股息－每股1.0仙（二零零二年：每股1.0仙）	**10,630**	10,367
	21,121	20,613

股息中約2,301,000港元及3,423,000港元（二零零二年：5,674,000港元及3,034,000港元），分別根據本公司董事於二零零二年七月十八日及二零零二年十二月十八日所公佈之本公司以股代息計劃支付。此數額已於年內撥入滾存溢利。

截至二零零三年三月三十一日止年度建議之以股代息連同現金選擇權之末期股息之數額乃參照本報告書刊發之日已發行股份1,063,016,037股計算。

12. 每股(虧損)盈利

本年度每股基本及攤薄(虧損)盈利乃根據以下數據計算:

	二零零三年 千港元	二零零二年 千港元
(虧損)盈利:		
計算每股基本(虧損)盈利之(虧損)盈利	**(348,716)**	70,703
潛在攤薄普通股之效應:		
基於聯營公司每股盈利攤薄之攤佔聯營公司業績調整	**(2,944)**	(2,892)
計算每股攤薄(虧損)盈利之(虧損)盈利	**(351,660)**	67,811
股份數目:		
計算每股基本及攤薄(虧損)盈利之普通股加權平均數	**1,042,310,331**	1,002,323,116

於截至二零零三年三月三十一日止年度,本公司購股權及認股權證之行使價高於年內每股股份之平均價,故在計算每股攤薄虧損時乃假設其未被行使。

於截至二零零二年三月三十一日止年度,本公司購股權、認股權證及有抵押可換股可贖回票據之行使價高於年內每股股份之平均價,故在計算每股攤薄溢利時乃假設其未被行使。

13. 投資物業

	本集團	
	二零零三年 千港元	二零零二年 千港元
估值		
承前結存	**675,900**	585,130
轉撥自待轉售發展中物業	**–**	85,000
其他增添	**–**	36,900
出售	**(3,900)**	–
重估產生之虧絀	**(99,392)**	(31,130)
結轉結存	**572,608**	675,900

本集團之投資物業乃根據營業租約持作出租用途。

位於香港之投資物業已於二零零三年三月三十一日由獨立專業估值師RHL Appraisal Ltd.按公開市值基準重估。該等投資物業應佔之估值為529,000,000港元。位於中國之投資物業已於二零零三年三月三十一日由董事參照本集團於二零零三年四月訂立之買賣協議所列之價值重新估值為43,608,000港元。因重估產生之虧絀合共99,392,000港元(二零零二年:31,130,000港元)已從收益表扣除。

13. 投資物業（續）

本集團持有之投資物業於結算日之賬面值如下：

	二零零三年 千港元	二零零二年 千港元
長期租約物業：		
香港	**74,000**	85,000
中國	**–**	3,900
中期租約物業：		
香港	**455,000**	525,000
中國	**43,608**	62,000
	572,608	675,900

14. 物業、機械及設備

	酒店物業 千港元	土地及樓宇 千港元	設備及機械 千港元	汽車及遊艇 千港元	傢具及裝置 千港元	總額 千港元
本集團						
成本						
於二零零二年四月一日	605,000	277,441	465,936	61,854	188,412	1,598,643
收購附屬公司	–	103,000	–	–	–	103,000
其他添置	–	700	7,583	453	19,875	28,611
出售	–	–	(33,207)	(4,442)	(1,210)	(38,859)
出售附屬公司	(605,000)	–	–	(302)	(67,316)	(672,618)
減值虧損	–	(110,327)	–	–	–	(110,327)
於二零零三年三月三十一日	–	270,814	440,312	57,563	139,761	908,450
折舊及攤銷						
於二零零二年四月一日	–	29,070	285,341	34,069	69,548	418,028
本年度準備	–	7,133	42,365	5,789	23,714	79,001
出售後撇銷	–	–	(17,576)	(2,842)	(1,058)	(21,476)
出售附屬公司	–	–	–	(100)	(25,159)	(25,259)
於二零零三年三月三十一日	–	36,203	310,130	36,916	67,045	450,294
賬面淨值						
於二零零三年三月三十一日	–	234,611	130,182	20,647	72,716	458,156
於二零零二年三月三十一日	605,000	248,371	180,595	27,785	118,864	1,180,615

本集團所持之酒店物業、土地及樓宇於結算日之賬面淨值包括：

	二零零三年 千港元	二零零二年 千港元
長期租賃物業於：		
香港	**–**	605,000
中國	**1,646**	1,680
中期租賃物業於：		
香港	**232,361**	246,068
中國	**604**	623
	234,611	853,371

14. 物業、機械及設備(續)

於二零零三年三月三十一日,董事審閱本集團物業之賬面值,預期根據物業之現金流量並按當時之利率貼現,估計其可收回款額低於其賬面值。因此,減值虧損約110,327,000港元已於本年度之綜合收益表中確認。

15. 商譽

	本集團 千港元
成本值	
於二零零二年四月一日及二零零三年三月三十一日	385,531
攤銷及折舊	
於二零零二年四月一日	367,089
本年度準備	2,306
於二零零三年三月三十一日	369,395
賬面淨值	
於二零零三年三月三十一日	16,136
於二零零二年三月三十一日	18,442

商譽所採納之攤銷期為20年。

16. 附屬公司權益

	本公司	
	二零零三年 千港元	二零零二年 千港元
非上市股份	**212,921**	212,921
貸款予附屬公司	**160,900**	160,900
應收附屬公司款項	**3,566,811**	3,587,249
	3,940,632	3,961,070
減:已確認減值虧損	**(704,302)**	(457,468)
	3,236,330	3,503,602

非上市股份按賬面值列值,而此乃按本公司根據一九九三年集團重組成為本集團控股公司之日,本集團應佔附屬公司實際淨資產之賬面值計算。

董事認為,借予附屬公司之貸款及應收附屬公司款項毋須於結算日起計十二個月內償還,故列為非流動項目。

並無附屬公司於年終或年內任何時間擁有任何尚未償還之債務證券。

本公司各主要附屬公司於二零零三年三月三十一日之詳情載列於附註45。

16. 附屬公司權益(續)

於二零零三年三月三十一日，董事審閱本公司於附屬公司權益之賬面值，預期若干虧蝕之附屬公司不會於其日後業務中帶來收入。因此，經參考有關附屬公司之有關資產負債售價淨額而估計之減值虧損約246,834,000港元(二零零二年：457,468,000港元)(即附屬公司權益之賬面值超過其可收回款額之金額)，乃於本年度收益表中確認。

17. 聯營公司權益

	本集團	
	二零零三年 千港元	二零零二年 千港元
攤佔淨資產：		
海外上市投資(下文附註(a))	**649,099**	495,691
非上市投資	**(2,986)**	10,723
收購聯營公司所致溢價(下文附註(b))	**257,535**	278,103
	903,648	784,517
應收聯營公司款項(下文附註(c))	**49,603**	64,035
	953,251	848,552
上市投資市值	**935,290**	1,300,600

附註：

(a) 於二零零一年二月，本公司之前附屬公司Downer EDI Limited(「Downer」)成為本集團之主要聯營公司。Downer乃一間於澳洲及新西蘭上市之公司，其財政年結日為六月三十日。由二零零一年四月一日起，本集團於採用股權法時僅可查閱及採用Downer已刊發之財務資料。因此，於二零零三年三月三十一日本集團攤佔Downer之權益乃根據Downer於二零零二年十二月三十一日之資產淨值及由二零零二年一月一日至二零零二年十二月三十一日之業績計算，而本集團於二零零二年三月三十一日攤佔Downer之權益乃根據Downer於二零零一年十二月三十一日之資產淨值及由二零零一年四月一日至二零零一年十二月三十一日之業績計算。

以下詳情乃摘錄自本集團之重要聯營公司Downer已刊發之財務資料：

	二零零二年 一月一日至 二零零二年 十二月三十一日 千港元	二零零一年 四月一日至 二零零一年 十二月三十一日 千港元
年度／期內業績：		
日常業務收入	**10,322,467**	5,145,763
除税前日常業務溢利	**348,302**	129,025
除税後日常業務溢利	**249,036**	84,285
財務狀況：		
非流動資產	**4,141,241**	3,789,308
流動資產	**4,249,336**	3,300,160
流動負債	**(2,392,544)**	(1,860,501)
非流動負債	**(2,506,737)**	(2,393,676)
優先股本	**(285,987)**	(251,613)

17. 聯營公司權益(續)

附註:(續)

(b) 因收購聯營公司之溢價變動分析如下:

	本集團 千港元
成本	
於二零零二年四月一日	340,969
添置	15,009
攤薄權益撇銷	(14,734)
於二零零三年三月三十一日	341,244
攤銷	
於二零零二年四月一日	62,866
本年度準備	23,709
攤薄權益撇銷	(2,866)
於二零零三年三月三十一日	83,709
賬面淨值	
於二零零三年三月三十一日	257,535
於二零零二年三月三十一日	278,103

商譽採納之攤銷期為20年。

(c) 應收聯營公司款項為無抵押及按香港最優惠利率加1厘(二零零二年:1厘)計息。董事認為,應收聯營公司款項毋須於結算日起計十二個月內償還,故列為非流動。

本集團各主要聯營公司於二零零三年三月三十一日之詳情載列於附註45。

本集團攤佔一間聯營公司因合約而產生之虧損約123,711,000港元(二零零二年:123,735,000港元),可根據聯營公司之一位前度股東提供之擔保而悉數收回,故並未列入本集團賬目內。本集團向該名前股東採取法律行動,追討上述虧損連同有關之利息及其他支出。董事於聽取法律意見後,相信訴訟成功機會頗大,應可向該名前股東全數收回虧損數額。

18. 共同控制機構權益

	本集團	
	二零零三年 千港元	二零零二年 千港元
攤佔淨資產	**3,743**	2,823
應收共同控制機構款項	**5,000**	5,000
	8,743	7,823

應收共同控制機構款項為無抵押及免息。董事認為,有關款項毋須於結算日起計十二個月內償還,故列為非流動。

本集團各共同控制機構於二零零三年三月三十一日之詳情載列於附註45。

19. 證券投資

	投資證券		其他投資		總額	
	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	千港元	千港元	千港元	千港元	千港元
本集團						
上市股本證券:						
香港	**650,063**	644,030	**26,527**	34,005	**676,590**	678,035
海外	**3,623**	22,823	**–**	–	**3,623**	22,823
非上市債務證券	**–**	–	**–**	100,000	**–**	100,000
	653,686	666,853	**26,527**	134,005	**680,213**	800,858
上市證券市值	**14,483**	64,045	**26,527**	34,005	**41,010**	98,050
就呈報目的而分析之賬面值:						
非流動	**653,686**	659,029	**–**	–	**653,686**	659,029
流動	**–**	7,824	**26,527**	134,005	**26,527**	141,829
	653,686	666,853	**26,527**	134,005	**680,213**	800,858

於香港之上市投資證券指於中策集團有限公司(「中策」,於香港註冊成立之公司,其股份及認股權證在香港聯交所上市)之14.55%權益。中策乃一間投資控股公司,其附屬公司主要從事輪胎製造、製造、零售及分銷中西藥及保健食品及投資基建項目之業務。董事認為投資證券之可收回金額(參照投資項目之現金流量估算,按現行利率貼現)不會低於其賬面值。

20. 其他長期投資

	本集團	
	二零零三年	二零零二年
	千港元	千港元
非上市投資,按成本:		
香港	**15,093**	15,901
海外	**388**	388
	15,481	16,289

董事認為上述投資之價值最少與其賬面值相若。

21. 應收關連公司款項

	本集團	
	二零零三年 千港元	二零零二年 千港元
應收貸款：		
德祥企業之聯營公司	**190,054**	25,054
珀麗酒店集團有限公司（「珀麗」）	**121,000**	—
中策	**108,337**	—
	419,391	25,054
其他應收款項：		
德祥企業之附屬公司	—	62
德祥企業之聯營公司	**8,518**	8,979
珀麗及其附屬公司	**10,498**	—
中策及其附屬公司	**4,939**	—
其他關連公司	**2,157**	—
	445,503	34,095

珀麗、中策及其他關連公司乃與德祥企業受共同之董事監管。

該等款項並無抵押，須按下列方式償還：

	本集團	
	二零零三年 千港元	二零零二年 千港元
應收貸款：		
香港最優惠利率	**114,000**	—
香港最優惠利率加1厘	**7,000**	—
香港最優惠利率加2厘	**273,337**	—
香港最優惠利率加3厘	**25,054**	25,054
	419,391	25,054
其他應收款項	**26,112**	9,041
	445,503	34,095
減： 於一年內到期並列為流動資產之款項	**(277,195)**	(34,095)
一年後到期之款項	**168,308**	—

22. 應收(應付)客戶合約工程款項

	本集團	
	二零零三年 千港元	二零零二年 千港元
於結算日之在建工程：		
現時已支出之工程費用	**32,580,432**	31,249,672
經確認溢利減經確認虧損	**865,832**	941,835
	33,446,264	32,191,507
減：進度付款	**(33,740,185)**	(32,430,004)
	(293,921)	(238,497)
來自：		
計入應收客戶合約工程款項	**200,934**	375,414
計入應付客戶合約工程款項	**(494,855)**	(613,911)
	(293,921)	(238,497)

於二零零三年三月三十一日，已計入應收賬款、訂金及預付款項內之合約工程客戶持有之保固金約為367,453,000港元(二零零二年：544,866,000港元)。

於二零零二年三月三十一日，已計入應付賬款及應計開支之已收合約工程客戶墊款約為7,346,000港元。

23. 應收賬款、訂金及預付款項

本集團合約承包業務之信貸期乃與貿易客戶按正常商業條款磋商及訂立。物業租賃業務帶來之應收貿易賬款按月支付，而本集團就其他應收貿易賬款授出之信貸期一般由30至90日不等。

應收賬款、訂金及預付款項已計入約475,084,000港元(二零零二年：640,904,000港元)之應收貿易賬款，而其賬齡分析如下：

	本集團	
	二零零三年 千港元	二零零二年 千港元
90日內	**404,414**	590,357
超過90日但於180日內	**6,896**	14,520
超過180日	**63,774**	36,027
	475,084	640,904

24. 應收(應付)聯營公司款項及應付共同控制機構款項

該結餘並無抵押、免息及無固定還款期。

25. 無抵押應收貸款

該貸款並無抵押，須於一年內收取，並按下列利率計算利息：

	本集團	
	二零零三年 千港元	二零零二年 千港元
免息	**138,697**	–
香港最優惠利率加1厘	**6,500**	144,340
香港最優惠利率加2厘	**10,500**	40,500
香港最優惠利率加3厘	–	5,000
	155,697	189,840

26. 應付賬款及應計開支

應付賬款及應計開支已計入約317,178,000港元（二零零二年：514,356,000港元）之應付貿易賬款，而其賬齡分析如下：

	本集團	
	二零零三年 千港元	二零零二年 千港元
90日內	**297,674**	492,249
超過90日但於180日內	**4,277**	7,581
超過180日	**15,227**	14,526
	317,178	514,356

27. 應付關連公司款項

該等款項並無抵押，免息及無固定還款期。該等款項乃結欠以下各方之款項：

	本集團	
	二零零三年 千港元	二零零二年 千港元
德祥企業之一間附屬公司	–	247
德祥企業之一間聯營公司	–	1,220
	–	1,467

28. 銀行借款

	本集團		本公司	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
銀行借款包括:				
按揭貸款	**446,135**	816,328	**–**	–
銀行貸款	**290,000**	391,725	**10,000**	10,000
信託收據貸款	**23,358**	7,037	**354**	5,743
銀行透支	**22,105**	80,759	**1,998**	1,995
	781,598	1,295,849	**12,352**	17,738
分為:				
有抵押	**726,135**	1,168,053	**–**	–
無抵押	**55,463**	127,796	**12,352**	17,738
	781,598	1,295,849	**12,352**	17,738
銀行借款償還期如下:				
一年內或按通知	**144,423**	468,267	**12,352**	17,738
超過一年,但不超過兩年	**30,900**	104,101	**–**	–
超過兩年,但不超過五年	**578,700**	459,521	**–**	–
超過五年	**27,575**	263,960	**–**	–
	781,598	1,295,849	**12,352**	17,738
減:一年內到期或按通知及列作流動負債之款項	**(144,423)**	(468,267)	**(12,352)**	(17,738)
一年後到期之款項	**637,175**	827,582	**–**	–

29. 長期服務金撥備

	本集團	
	二零零三年 千港元	二零零二年 千港元
承前結存	**–**	–
年度撥備	**1,727**	–
結轉結存	**1,727**	–

該撥備指根據僱傭條例之規定應付本集團合資格僱員之長期服務金。

30. 遞延稅項

	本集團	
	二零零三年 千港元	二零零二年 千港元
承前結存	**35,884**	42,358
年內撥回	**(36,124)**	(6,474)
稅率變動	**4,170**	—
結轉結存	**3,930**	35,884

於結算日，本集團遞延稅項負債(資產)(已撥備及未撥備)主要包括下列各項：

	已撥備		未撥備	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
下列時差項目之稅務影響：				
扣稅之數額超過折舊數額	**14,294**	28,425	**(6,702)**	11,299
就課稅計算之預付數額	**—**	4,091	**—**	24
在會計與課稅上確認工程收入之方法不同	**(3,169)**	5,187	**(3,508)**	2,155
未動用稅務虧損	**(7,195)**	(1,819)	**(117,781)**	(43,834)
	3,930	35,884	**(127,991)**	(30,356)

遞延稅項淨資產於賬目中未予確認，因於可預見之未來此資產之變現未能確定。

本年度於賬目中未確認之本集團應計(撥回)遞延稅項主要包括下列各項：

	二零零三年 千港元	二零零二年 千港元
下列時差項目之稅務影響：		
扣稅之數額與折舊數額之差額	**(19,060)**	5,993
就課稅計算之預付數額	**(24)**	(226)
在會計與課稅上確認工程收入之方法不同	**(5,865)**	3,069
已產生之稅務虧損	**(69,837)**	(970)
稅率變動	**(2,849)**	—
	(97,635)	7,866

本公司年內或於結算日並無未撥備之重大遞延稅項。

31. 股本

	股份數目	價值 千港元
每股面值0.10港元普通股：		
法定：		
於二零零一年四月一日、二零零二年三月三十一日及二零零三年三月三十一日	3,000,000,000	300,000
已發行及繳足：		
於二零零一年四月一日	992,488,392	99,249
根據以股代息計劃發行新股	44,256,532	4,426
於二零零二年三月三十一日	1,036,744,924	103,675
根據以股代息計劃發行新股	26,271,113	2,627
於二零零三年三月三十一日	1,063,016,037	106,302

根據本公司於二零零二年七月十八日及二零零二年十二月十八日公佈之以股代息計劃，本公司分別發行12,357,385股及13,913,728股(二零零二年：32,113,356股及12,143,176股)每股面值0.10港元之本公司新股予選擇收取股份，以代替截至二零零二年三月三十一日止年度之末期股息及截至二零零三年三月三十一日止年度之中期股息之股東。代息股份不能享有截至二零零二年三月三十一日止年度之末期股息及截至二零零三年三月三十一日止年度之中期股息。

32. 認股權證

	所認購之股份數目	總認購額 千港元
二零零三年認股權證		
認購價每股0.40港元之認股權證：		
於二零零二年四月一日及二零零三年三月三十一日之已發行餘額	204,920,349	81,968

每份二零零三年認股權證均附有權利，可按每股0.40港元之價格以現金方式認購本公司1股面值0.10港元之新普通股，而上述權利將於二零零三年八月二十九日屆滿。

33. 購股權計劃

(a) 初期購股權計劃

本公司於一九九三年九月一日採納一項購股權計劃(「初期購股權計劃」)，以表揚合資格董事及僱員過往之貢獻，此計劃將於二零零三年八月三十一日屆滿。根據初期購股權計劃，本公司董事可酌情向本公司或其任何附屬公司之任何董事或全職僱員授出購股權以認購本公司股份。

於二零零三年三月三十一日，根據初期購股權計劃授出且仍未行使之購股權所涉及之股份數目為16,100,000股(二零零二年：54,449,206股)，佔本公司於該日已發行股份之1.51%(二零零二年：5.25%)。根據初期購股權計劃可予授出之購股權所涉及之股份數目，最多不得超過本公司當時已發行股本之10%。

33. 購股權計劃（續）

(a) 初期購股權計劃（續）

根據初期購股權計劃向任何個人批授購股權時，若所授出購股權獲全面行使時會導致根據該位人士先前獲授或將獲授而當時仍屬有效且未行使之所有購股權已發行或可發行之本公司股份總數，超過本公司當時根據初期購股權計劃已發行及可發行股份總數之25%，則不得進行批授。

承授人可於建議批授日期起二十八日內接納批授購股權之建議，接納時須繳付1.00港元之代價。就每項購股權批授而言，本公司董事可酌情釐定特定行使期限，惟在任何情況下，上述行使期限不得超過自購股權獲接納後滿六個月當日起計三年。行使價由本公司董事釐定，且不會低於本公司股份之面值及緊接建議批授購股權當日前五個交易日本公司股份平均收市價之80%（以較高者為準）。

下表披露本公司初期購股權計劃項下購股權及其持有情況於年內之變動詳情：

		購股權獲行使時將予發行之本公司股份數目		
批授日期	每股行使價	於二零零一年四月一日及二零零二年四月一日	於年內失效	於二零零三年三月三十一日
	港元			
一九九八年十二月十八日	0.6048	38,349,206	(38,349,206)	–
一九九九年十二月十七日	0.5552	16,100,000	–	16,100,000
		54,449,206	(38,349,206)	16,100,000

尚未行使之購股權可於購股權獲接納後滿六個月當日起三年內隨時行使。

年內並無根據初期購股權計劃批授任何購股權。

根據本公司股東於二零零二年八月二十七日舉行之股東特別大會，本公司終止初期購股權計劃並採納一項新購股權計劃（「新購股權計劃」）以符合香港聯合交易所有限公司證券上市規則（「上市規則」）第17章之經修訂規則。因此，初期購股權計劃終止後，本公司不可再根據該計劃進一步授出任何購股權。然而，根據初期購股權計劃授出之所有尚未行使購股權仍具備十足效力。

(b) 新購股權計劃

於二零零二年八月二十七日，本公司採納新購股權計劃，以向對或將會對本集團或任何投資機構作出貢獻之本集團或任何投資機構之任何僱員、行政人員或高級職員、董事或任何投資機構及著名人士、本集團任何成員公司或任何投資機構之諮詢人、顧問或代理（「合資格人士」）提供激勵或報酬。新購股權計劃將自該日起維持有效十年。

33. 購股權計劃(續)

(b) 新購股權計劃(續)

根據新購股權計劃，本公司董事可酌情向任何合資格人士授出購股權，接納授出之購股權毋需支付任何費用。董事可酌情釐定行使期限，惟在任何情況下，上述行使期限不得超過自新購股權計劃獲採納當日起計十年。行使價由本公司董事以下列較高者而釐定：(i)根據上市規則不時允許之認購價；及(ii)本公司股份之面值。

根據新購股權計劃及本公司任何其他購股權計劃可予授出之購股權可認購最多之股份總數，不得超過103,674,492股，佔本公司於本報告刊發日期已發行股本之9.75%。如獲得本公司股東在股東大會上批准，該限額可更新為本公司股東在股東大會上批准當日已發行股份總數之10%。儘管如此，已根據新購股權計劃或本公司任何其他購股權計劃授出但尚未行使之所有購股權獲行使時可予發行之股份總數，最多不得超過不時已發行股份總數之30%。

於任何十二個月期間，根據新購股權計劃及本公司任何其他購股權計劃可授予任何合資格人士之購股權(包括已行使、已註銷及未行使購股權)所涉及之本公司股份數目，最多不得超過不時已發行股份總數之1%，除非此項批授事宜已在合資格人士及其聯繫人士(定義見上市規則)放棄投票之股東大會上獲得本公司股東正式批准，則不受此限。於任何十二個月期間內向每位主要股東及/或獨立非執行董事或彼等各自之任何聯繫人士(定義見上市規則)授出購股權時，若所授出購股權所涉及之股份超過已發行股份總數之0.10%或總值超過5,000,000港元，則事先必須獲得本公司股東在股東大會上批准。

自新購股權計劃獲採納以來，本公司並無根據該計劃授出任何購股權。

34. 儲備

	股份溢價	資本儲備	實繳盈餘	滾存溢利	總額
		（下文附註(a)）	（下文附註(b)）		
	千港元	千港元	千港元	千港元	千港元
本公司					
於二零零一年四月一日	219,807	3,126,941	155,846	73,470	3,576,064
根據以股代息計劃發行股份	(4,426)	–	–	–	(4,426)
以股代息產生之進賬（附註11）	–	–	–	8,708	8,708
股份發行費用	(535)	–	–	–	(535)
轉撥	–	–	(155,846)	155,846	–
年度虧損	–	–	–	(177,542)	(177,542)
已付股息	–	–	–	(20,171)	(20,171)
於二零零二年三月三十一日	214,846	3,126,941	–	40,311	3,382,098
根據以股代息計劃發行股份	(2,627)	–	–	–	(2,627)
以股代息產生之進賬（附註11）	–	–	–	5,724	5,724
股份發行費用	(188)	–	–	–	(188)
轉撥	–	(646,941)	–	646,941	–
年度虧損	–	–	–	(246,808)	(246,808)
已付股息	–	–	–	(20,858)	(20,858)
於二零零三年三月三十一日	212,031	2,480,000	–	425,310	3,117,341

附註：

(a) 本公司之資本儲備包括註銷股份溢價所產生之進賬及股本重組時削減之已繳足股本。本公司已就本公司若干附屬公司與一家銀行訂立之貸款協議（「貸款協議」），向該銀行提供擔保，並與該銀行訂立承諾書（「承諾書」）。根據承諾書，只要根據貸款協議仍有任何未償還款項，本公司於若干情況下便不可於未徵得該銀行之事先同意前削減、分派或動用資本儲備，包括轉撥至實繳盈餘。於本年內，約646,941,000港元已自資本儲備轉撥至滾存溢利以供日後分派。

(b) 本公司之實繳盈餘乃收購附屬公司之實際淨資產與本公司所發行作為收購代價之股本之面值兩者間之差額。

根據百慕達一九八一年公司法，本公司之實繳盈餘可供分派。然而，本公司不得自實繳盈餘宣派或派付股息或作出分派，倘：

(i) 本公司現時或於支付後，未能償還其到期負債；或

(ii) 本公司資產可變現值將較其負債及其已發行股本及股份溢價賬之總額為少。

於截至二零零二年三月三十一日止年度，實繳盈餘已轉撥至滾存溢利以供日後分派。

34. 儲備(續)

董事認為於二零零三年三月三十一日本公司可供分派予股東之儲備約為425,310,000港元(二零零二年:40,311,000港元)。

35. 收購附屬公司

於二零零二年五月,本集團以現金代價103,000,000港元收購Unicon Industrial Group Limited(「Unicon」)之全部已發行股本及股東貸款。Unicon連同其附屬公司僅在香港持有賬面值為103,000,000港元之若干租賃土地及樓宇。是項收購之影響概述如下:

	二零零三年 千港元	二零零二年 千港元
購入資產淨值:		
物業、機械及設備	**103,000**	–
支付方式:		
已付現金	**103,000**	–

Unicon及其附屬公司並未對本集團年內之業績及現金流轉造成重大影響。

36. 出售附屬公司

誠如附註5所詳述,本集團於二零零二年十二月出售珀麗酒店集團BVI之全部已發行股本及股東貸款,現金代價為250,000,000港元。是項出售之影響概述如下:

	二零零三年 千港元	二零零二年 千港元
出售淨資產:		
物業、機械及設備	**647,359**	–
應收賬款、訂金及預付款項	**12,555**	–
銀行結存及現金	**595**	–
應付賬款及應計開支	**(8,808)**	–
銀行貸款	**(400,000)**	–
	251,701	–
出售附屬公司之虧損	**(1,701)**	–
	250,000	–
支付方式:		
已收現金	**250,000**	–

36. 出售附屬公司（續）

出售附屬公司產生之現金及與現金等值項目流入淨額分析：

	二零零三年 千港元	二零零二年 千港元
已收現金代價	**250,000**	–
出售之銀行結存及現金	**(595)**	–
出售附屬公司產生之現金及與現金等值項目流入淨額	**249,405**	–

對本集團業績及現金流轉之影響見附註5。

37. 重大非現金交易

年內，本集團進行下列重大非現金交易：

(a) 額外發行股份作為實物股息(見附註31)。

(b) 因於聯營公司之投資收取實物股息7,307,000港元(二零零二年：無)。

(c) 無抵押應收貸款42,000,000港元(二零零二年：無)已以收購若干國內物業權益之訂金方式結清。該筆款項已重新分類為應收賬款、訂金及預付款項。

38. 退休福利計劃

本集團為合資格僱員設有已界定供款退休福利計劃。該等計劃之資產由受託人管理之多項基金獨立持有。

於收益表撥出之費用為本集團按該等計劃之規則所定之比例支付予基金之供款。倘僱員在可享有本集團供款所附全部權益前退出該等計劃，本集團應付供款將可按沒收供款之金額遞減。

於結算日，並無因僱員於彼等可享有本集團供款所附全部權益前退出該等計劃而產生之重大沒收供款及可供本集團於未來年度減少應付供款之重大沒收供款。

由二零零零年十二月一日起，本集團加入強制性公積金計劃(「強積金計劃」)。強積金計劃已根據強制性公積金計劃條例在強制性公積金管理局登記。強積金計劃之資產獨立於本集團之資產，由獨立受託人控制之基金持有。根據強積金計劃之規則，僱主及僱員均須各自按規則訂明之比率向計劃供款。本集團有關強積金計劃之僅有責任為根據計劃作出指定之供款。目前並無已遭沒收供款可供扣減日後應付供款。

因強積金計劃而作出之退休福利計劃供款自收益表扣除，相當於本集團按計劃規則訂明之比率向基金應付之供款。

39. 或然負債

	本集團		本公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	千港元	千港元	**千港元**	千港元
仍然有效之建築合約履約擔保書	**740,529**	607,447	**–**	–
為下列公司借取一般銀行融資而向銀行及財務機構作出之擔保：				
附屬公司	**–**	–	**1,510,955**	1,886,345
聯營公司	**2,419**	84,717	**2,419**	84,717
共同控制機構	**–**	8,360	**–**	8,360
	742,948	700,524	**1,513,374**	1,979,422

除上述者外，在建築業務中，本集團收到損毀及受傷索償通知。本集團並未就此等索償撥出準備，因此等索償可由保險賠償或他方賠償。

40. 營業租約安排

(a) **本集團作為承租人：**

於結算日，本集團在不可撤銷之有關租用物業營業租約方面尚有未來最低租金款項承擔。此等承擔之支付期如下：

	本集團	
	二零零三年	二零零二年
	千港元	千港元
一年內	**1,015**	2,409
第二至第五年（首尾兩年包括在內）	**1,958**	908
超過五年	**1,026**	476
	3,999	3,793

一般平均每隔兩年將磋商租約及釐定月租。

(b) **本集團作為出租人：**

於結算日，本集團與租戶已就未來最低租金款項訂約。支付期如下：

	本集團	
	二零零三年	二零零二年
	千港元	千港元
一年內	**26,082**	28,808
第二至第五年（首尾兩年包括在內）	**10,298**	9,025
	36,380	37,833

所持物業已覓得未來兩年之租戶。

於結算日，本公司在不可撤銷之營業租約方面並無任何重大承擔。

41. 資產抵押

於二零零三年三月三十一日，本集團總值約為890,903,000港元（二零零二年：1,553,970,000港元）之若干物業、廠房及設備及應收賬款、本公司若干附屬公司之已發行股份及本集團若干建築合約之收益已抵押予銀行及財務機構，以為本集團取得一般信貸融資。於二零零三年三月三十一日，本集團已動用726,135,000港元（二零零二年：1,168,053,000港元）之融資。

42. 承擔

	本集團	
	二零零三年	二零零二年
	千港元	千港元
就收購一間聯營公司已訂約但未於賬目內撥備之資本支出	**36,660**	–

本公司於結算日未無任何重大之資本承擔。

43. 結算日後事項

於二零零三年七月八日，本公司與錦興集團有限公司（「錦興」）聯合發表公佈，表示彼等將會透過滙富証券有限公司，分別以每股中策0.10港元及每份中策認股權證0.001港元之價格，提出自願有條件現金收購建議，以收購並非由本公司及錦興及彼等之一致行動人士擁有之中策股份及認股權證，並以每份購股權0.001港元之價格註銷中策所有未行使之購股權。本公司及錦興再聯合發表公佈，提述於二零零三年七月九日在公開市場之購買事宜後，本公司及錦興及彼等之一致行動人士擁有中策291,675,000股股份之權益，佔中策已發行股本約35.16%，因而須根據收購守則第26條之規定於自願收購建議期間進行強制性收購。本公司及錦興已通知中策，提出更為吸引中策股東之收購價，每股中策股份收購價將由0.10港元增至0.139港元，增幅為39%。滙富証券有限公司將予收購之中策股份及認股權證將會以相同比例分派予本公司及錦興。

於收購完成後，本公司及錦興有意採取適當措施，確保公眾將持有中策不少於25%之股份。

44. 關連人士交易及結餘

年內，本集團與其關連人士訂立以下交易：

關連人士之類別	交易性質	二零零三年 千港元	二零零二年 千港元
本集團之聯營公司	本集團收取建築工程費	**2,809**	177,418
	本集團購買混凝土產品	**6**	145
	本集團支付分承包費	**9,839**	57,192
	本集團收取利息收入	**—**	4,975
	本集團收取貸款承擔費用	**113**	236
	本集團收取租金及相關物業管理費	**3,073**	3,667
	本集團支付服務費	**70**	493
	本集團購買設備	**—**	832
	本集團支付項目管理費	**15,000**	—
本集團之共同控制機構	本集團收取建築工程費	**1,337**	11,257
	本集團收取項目管理費	**5,000**	6,125
	本集團支付分承包費	**242,639**	350,683
	本集團收取服務費	**276**	342
德祥企業之附屬公司	本集團收取租金及相關物業管理費	**748**	247
	本集團購買建築材料及相關安裝工程	**551**	882
	出售汽車車牌號碼	**790**	—
德祥企業之聯營公司	本集團收取租金及相關物業管理費	**8,246**	8,049
	本集團收取利息收入	**8,128**	7,221
其他關連公司	本集團收取租金及相關物業管理費	**4,613**	—
	本集團收取利息收入	**4,569**	—
	本集團收取分承包費	**371**	—
	本集團收取項目管理費	**2,321**	—
	本集團購買醫藥保健品	**374**	—
	本集團支付服務費	**802**	—

其他關連公司乃為與德祥企業共同管理或共同控制之公司。

44. 關連人士交易及結餘(續)

上述交易按以下基準進行：

(a) 建築工程及分承包費乃根據市價或(倘無市價可供參考)有關各方決定及同意之條款收取。

(b) 購買設備、醫藥保健品、混凝土產品及建築材料，以及出售汽車車牌號碼乃按協定價格進行。

(c) 利息根據未償還本金額按有關各方決定及同意之利率徵收。

(d) 物業管理費用、服務費、項目管理費及貸款承擔費按預定比率徵收。

(e) 租金按預定之固定每月租金徵收。

於結算日與聯營公司、共同控制機構及關連公司之交易結餘詳情載列於賬目附註17、18、21、24及27。

45. 主要附屬公司、聯營公司及共同控制機構資料

(a) 本公司主要附屬公司於二零零三年三月三十一日之詳情如下：

附屬公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	已發行股本／註冊資本百分比 由本公司*／附屬公司持有 %	本集團應佔 %	主要業務
Calisan Developments Limited	英屬處女群島	1美元普通股	100	100	投資控股
Corless Limited	英屬處女群島	2美元普通股	100	100	投資控股
旋高有限公司	香港	2港元普通股	100	100	物業投資及持控
		2港元無投票權遞延股(下文附註(i))	–	–	
DH Holdings Limited	英屬處女群島	1美元普通股	100	100	投資控股
凱勝興業有限公司	香港	2港元普通股	100	100	物業銷售及持控
Gunnell Properties Limited	英屬處女群島	1美元普通股	100	100	物業投資及持控

45. 主要附屬公司、聯營公司及共同控制機構資料（續）

附屬公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	已發行股本／註冊資本百分比 由本公司*／附屬公司持有 %	本集團應佔 %	主要業務
恆加混凝土制品有限公司	香港	5,000,000港元普通股	70	70	混凝土產品製造及貿易
志恒投資有限公司	香港	1,200,000港元普通股	100	100	證券投資及買賣
保華中鐵工程有限公司	香港	10港元普通股	70	70	土木工程
Paul Y. - CREC Joint Venture	香港	– *（下文附註(ii)）*	70	70	土木工程
保華德祥機電工程有限公司	香港	20,000,000港元普通股	99.9998	99.9998	提供電機及建造服務
保華德祥建業集團有限公司	香港	2港元普通股	100	100	投資控股
		1,000,000港元無投票權遞延股 *（下文附註(iii)）*	–	–	
保華德祥建築有限公司	香港	102,000,000港元普通股	100	100	樓宇建造
保華德祥建築工程有限公司	香港	42,000,000港元普通股	100	100	樓宇建造及專項工程
保華德祥營造有限公司	香港	36,000,000港元普通股	100	100	土木工程及樓宇建造
保華德祥裝飾工程有限公司	香港	2港元普通股	100	100	室內裝修工程
Paul Y. - ITC Investments Group Limited	英屬處女群島	1美元普通股	100	100	投資控股
保華德祥管理有限公司	香港	2港元普通股	100	100	管理服務
保華德祥機械租賃有限公司	香港	2港元普通股	100	100	汽車、設備及機械租賃

45. 主要附屬公司、聯營公司及共同控制機構資料（續）

附屬公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	已發行股本／註冊資本百分比 由本公司*／附屬公司持有 %	本集團應佔 %	主要業務
保華物業管理有限公司	香港	2港元 普通股	100	100	物業管理服務
保華建築有限公司	香港	2港元 普通股	100	100	土木工程，樓宇建造及投資控股
		50,000,000港元 無投票權優先股 （下文附註(iv)）	–	–	
Paul Y. Foundation Holdings Limited	英屬處女群島	1美元 普通股	100	100	投資控股
保華地基有限公司	香港	10,000,000港元 普通股	100	100	土木工程及地基工程
Paul Y. Properties Group Limited	英屬處女群島	1美元 普通股	100*	100	投資控股
保華隧道工程有限公司	香港	2港元 普通股	100	100	土木工程
天嶺企業有限公司	香港	10港元 普通股	100	100	擁有土地使用權
台山市保華建築有限公司	中國	5,005,340美元 註冊資本 （下文附註(v)）	100	100	土木工程及樓宇建造
添高投資有限公司	香港	2港元 普通股	100	100	擁有土地使用權
預力剛混凝土製品（香港）有限公司	香港	12,000,002港元 普通股	100	100	混凝土產品製造及貿易
預力剛工業有限公司	香港	2港元 普通股	100	100	物業持控
聯力混凝土製品（香港）有限公司	香港	200港元 普通股	100	100	混凝土產品製造及貿易
		1,000,000港元 無投票權遞延股 （下文附註(iii)）	100	100	
Unistress Group Limited	英屬處女群島	1美元 普通股	100	100	投資控股

45. 主要附屬公司、聯營公司及共同控制機構資料（續）

上述所有附屬公司均在香港營運，惟恆加混凝土制品有限公司及台山市保華建築有限公司在中國營運。

上述所有附屬公司均為私人有限公司，惟Paul Y. - CREC Joint Venture為尚未立案之業務。

附註：

(i) 此等無投票權遞延股持有人無權投票，亦無權獲派股息，除非該公司可供派息純利超逾100,000,000,000,000港元，在此情況下，彼等有權就任何財政年度獲派一項年息為五厘之固定非累積股息，且只有權在該公司清盤時分派總額100,000,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下，獲退還資本。

(ii) 此等合營企業之合夥人並無出資。

(iii) 此等無投票權遞延股持有人無權投票，亦無權獲派任何財政年度之股息，且只有權在該公司清盤時或在其他情況下分派總數100,000,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下，獲退還資本。

(iv) 此等無投票權優先股持有人無權投票，亦無權獲派股息，除非該公司可供派息純利超逾100,000,000,000港元，在此情況下，彼等有權就任何財政年度獲派一項年息為五厘之固定非累積股息，且只有權在該公司清盤時分派總額10,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下，獲退還資本。

(v) 本公司為中外合資聯營公司。

(b) 本公司主要聯營公司於二零零三年三月三十一日之詳情如下：

聯營公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	本集團應佔已發行股本／註冊資本百分比 %	主要業務
蒂森克虜伯電梯（香港）有限公司（前稱寶來德電梯（香港）有限公司）	香港	116,800,000港元 普通股	22.1	裝設及維修升降機及扶手電梯
Downer EDI Limited（「Downer」）	澳洲	484,870,365澳元 普通股	36.6	投資控股
恒栢工程有限公司	香港	100,000港元 普通股	25.5	升降機及扶手電梯維修保養
保華－中鐵建築有限公司	香港	100港元 普通股	50.0	土木工程
Paul Y. - SELI Joint Venture	香港	– *（下文附註(i)）*	50.0	土木工程
深圳珠江均安水泥製品有限公司	中國	人民幣6,320,000元 註冊資本 *（下文附註(ii)）*	50.0	混凝土產品製造及貿易

45. 主要附屬公司、聯營公司及共同控制機構資料（續）

上述所有聯營公司均為私人有限公司，惟(i)合營企業均為尚未立案之業務及(ii)Downer在澳洲及新西蘭上市。

上述所有聯營公司均由本公司間接持有。

附註：

(i) 該等合營企業之合營人並無出資。

(ii) 本公司為中外合資聯營公司。

(c) 於二零零三年三月三十一日之本公司共同控制機構詳情如下：

共同控制機構名稱	註冊成立地點	已發行及繳足股本	本集團應佔已發行股本百分比 %	主要業務
DL & PY JV Limited	香港	2港元普通股	50	土木工程
Paul Y. - Penta-Ocean Joint Venture	香港	–（下文附註）	50	土木工程

附註： 合營人並無出資，但本集團已向此合營企業提供約5,000,000港元之營運資金。

上表所列為董事認為主要影響本集團年度業績或組成本集團大部份淨資產之本公司附屬公司及聯營公司。董事認為，詳列其他附屬公司及聯營公司之資料將令篇幅冗長。

	截至三月三十一日止年度				
	一九九九年	二零零零年	二零零一年	二零零二年	**二零零三年**
	千港元	千港元	千港元	千港元	**千港元**
業績					
本集團營業額	11,748,746	11,111,678	10,803,255	5,343,810	**3,636,182**
除稅前(虧損)溢利	(970,227)	238,152	(313,144)	125,243	**(316,718)**
稅項	(41,303)	(96,303)	(49,953)	(47,935)	**(32,496)**
未計少數股東權益前(虧損)溢利	(1,011,530)	141,849	(363,097)	77,308	**(349,214)**
少數股東權益	92,202	(56,603)	(91,343)	(6,605)	**498**
年度(虧損)溢利	(919,328)	85,246	(454,440)	70,703	**(348,716)**

	於三月三十一日				
	一九九九年	二零零零年	二零零一年	二零零二年	**二零零三年**
	千港元	千港元	千港元	千港元	**千港元**
資產與負債					
總資產	12,120,536	10,886,959	6,176,878	6,192,999	**4,868,991**
總負債	(8,193,497)	(6,911,448)	(3,326,814)	(3,182,305)	**(2,141,830)**
少數股東權益	(829,155)	(638,095)	(15,162)	(15,664)	**(15,560)**
股東資金	3,097,884	3,337,416	2,834,902	2,995,030	**2,711,601**

投資物業

地點	用途	租約年期	本集團所佔權益 %
香港 九龍觀塘 鴻圖道51號 保華企業中心	工業／寫字樓	中期	100
香港 灣仔道125號 國泰新域 購物廣場	商業	長期	100
中國深圳 信興廣場57樓及60樓	商業	中期	100